Exhibit 99.1

hydroOne

Notice of 2023 Annual Meeting of Shareholders

To be held on **June 2, 2023**
and Management Information Circular

Your vote matters

Please take a moment to vote.
Your participation as a shareholder
is important to us.

Notice of 2023 Annual Meeting of Shareholders and Availability of Proxy Materials

Hydro One Limited (Hydro One or the company) is providing you with electronic notice and access to its management information circular (the circular) for the company’s 2023 annual meeting of shareholders (the meeting) instead of mailing out paper copies, as permitted by applicable Canadian securities laws. Electronic delivery is environmentally friendly and saves money. If you have questions about notice and access or how to vote your shares or access the meeting, please call 1-844-916-0609 toll-free within North America for service in English, or 1-844-973-0593 toll-free within North America for service in French or 1-303-562-9305 (English) / 1-303-562-9306 (French) (outside North America). This notice provides details of the date, time and means of accessing the meeting, including matters to be voted on at the meeting. It is not a form of proxy or voting instruction form and cannot be used to vote your shares.

Accompanying this notice is a form of proxy or voting instruction form that you will need to vote by proxy and/or to access the virtual meeting using your unique 16-digit control number. All shareholders are reminded to review the circular before voting.

Notice is hereby given that an annual meeting of shareholders of Hydro One will be held:

When:

Friday, June 2, 2023

9:30 a.m.

(Eastern Time)

Where - Hybrid Meeting:

Live audio webcast online:

www.virtualshareholder meeting.com/Hydro12023

In person: Lakehead University, Advanced Technology & Academic Centre, 955 Oliver Rd, Thunder Bay, ON, P7B 5E1*

*Subject to public health directives

The purpose of the meeting is to:

•	Receive Hydro One’s 2022 audited consolidated financial statements together with the report of the external auditors on those statements
•	Elect directors to the board for the ensuing year
•	Appoint KPMG LLP as external auditors for the ensuing year and authorize the directors to fix their remuneration
•	Consider a say on executive pay shareholder resolution
•	Transact any other business as may properly come before the meeting

For further information on the items of business, see “Items of Business” starting on page 3 of the accompanying circular.

How can I participate in the meeting?

The company is conducting a hybrid annual meeting of shareholders that will allow registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) to participate both online and in person.

Should you choose to attend and participate online, you will be able to access the meeting using an internet connected device such as a laptop, computer, tablet or mobile phone. The online meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins.

It is important that you review the detailed information on how shareholders can participate in and vote at the meeting starting on page 7 of the accompanying circular. The procedures are different for registered and non-registered shareholders. You should carefully review this information well in advance of the meeting.

Only registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will be entitled to attend, participate in, ask questions and vote at the meeting, whether in person or online, all in ‘real time’. Non-registered (beneficial) shareholders who do not duly appoint themselves as proxyholder and registered guests may attend the meeting, whether online or in person, but will not be able to participate in, ask questions, or vote at the meeting.

Registered shareholders and duly appointed proxyholders participating in the meeting online must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is the registered shareholder’s and duly appointed proxyholder’s responsibility to ensure internet connectivity for the duration of the meeting. Shareholders are encouraged to vote in advance using any of the methods below.

ii Hydro One Limited | 2023 Management Information Circular

How do I get an electronic copy of the circular?

Electronic copies of the circular may be accessed online on Hydro One’s website at www.hydroone.com/investor- relations/agm or under the Hydro One Limited profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. You can also access our 2022 annual report (the annual report) containing our financial statements and related management’s discussion and analysis for the year ended December 31, 2022 in the same manner.

How do I get a paper copy of the circular?

In addition to being able to quickly view or print the circular and/or annual report online at our website, shareholders can request that a paper copy of either or both documents be sent by regular postal delivery, free of charge. Requests may be made by phone, email or online using the methods below.

Shareholders with a 16-digit control number:

By phone: Toll-free at 1-877-907-7643 (within North America) or 1-303-562-9305 (English)/1-303-562-9306 (French) (outside of North America)

Shareholders without a 16-digit control number:

By phone: Toll-free at 1-844-916-0609 (English) or 1-844-973-0593 (French) (within North America) or 1-303-562-9305 (English)/1-303-562-9306 (French) (outside of North America)

Online: www.proxyvote.com (enter the control number located on the voting instruction form).

To receive the meeting materials prior to the proxy deadline (as defined below) for the meeting and before the meeting, you should make your request before 5:00 p.m. (Eastern Time) on May 23, 2023. For requests received on or after the date of the meeting, a paper copy will be mailed to you within 10 calendar days after receiving your request. The meeting materials will also remain available at www.proxyvote.com for a period of at least one year after filing on SEDAR.

How do I vote my shares?

Shareholders attending the shareholders meeting (including beneficial shareholders who have properly appointed themselves as proxyholder) can vote online or in person at the meeting. Detailed information on how shareholders can participate in and vote at the meeting starts on page 6 of the accompanying circular. This includes information on how beneficial shareholders can appoint themselves as proxyholder.

The procedures are different for registered and non-registered shareholders, so you should review this information carefully well in advance of the meeting. Registered guests may attend the meeting online or in person but will not be able to participate in, ask questions, or vote at the meeting.

You may also vote your shares in advance by proxy in any of the following ways. You will need the control number contained in the accompanying form of proxy or voting instruction form in order to vote.

Internet voting	For all shareholders, registered and non-registered (beneficial), go to www.proxyvote.com
Telephone voting	Call the toll-free number shown on the form of proxy or voting instruction form
Voting by mail or delivery	Complete the form of proxy or voting instruction form and return it in the pre-paid envelope provided

To be valid, shareholders must vote or appoint their proxyholder using one of the above applicable methods, by no later than 9:30 a.m. (Eastern Time) on May 31, 2023 (the proxy deadline) or, if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) prior to the postponed or adjourned meeting. Non-registered shareholders should return their voting instruction forms to their intermediary using one of the above methods so it is received at least one business day in advance of the proxy deadline and should consult the instructions on their voting instruction forms.

Hydro One reserves the right to accept late proxies and to waive the proxy deadline, with or without notice, but is under no obligation to accept or reject any particular late proxy.

The contents of the circular and the sending thereof to the shareholders have been approved by Hydro One’s board of directors.

DATED at Toronto, Ontario this 12th day of April, 2023

By order of the board of directors

Louise Meegan	PLEASE REVIEW THE CIRCULAR PRIOR TO VOTING

Interim Corporate Secretary

Hydro One Limited | 2023 Management Information Circular iii

Letter from the Chair of the Board

Dear Shareholder,

You are invited to attend Hydro One Limited’s annual meeting of shareholders, on Friday, June 2, 2023, at 9:30 a.m. (Eastern time). This year’s meeting will be held in a hybrid format allowing registered shareholders and duly appointed proxyholders to participate online, via live audio webcast available at www.virtualshareholdermeeting.com/HRNNF2023, and in person, at Lakehead University, Advanced Technology & Academic Centre, 955 Oliver Rd, Thunder Bay, ON, P7B 5E1.

At this year’s annual shareholders meeting, you will be voting on several important matters, so please take the time to carefully consider the information set out in the accompanying management information circular. Registered shareholders and duly appointed proxyholders will also have an opportunity to ask questions. Your vote is important. We strongly encourage you to use the enclosed proxy or voting instruction form to submit your vote prior to the proxy deadline for the meeting.

I would like to thank Mr. William Sheffield for his valuable service to the company since 2018, having served as a director and recently as Interim President and Chief Executive Officer from June 21, 2022, to February 1, 2023. Mr. Sheffield is not standing for re-election at the company’s annual meeting of shareholders. I also want to thank Mr. Mark Poweska for his service as President and Chief Executive Officer from 2019 to 2022. Upon his departure, the board of directors conducted a thorough search to fill the vacancy and appointed Mr. David Lebeter as President and CEO and director effective February 1, 2023. Mr. Lebeter will be standing for election to the board of directors at the annual shareholders meeting. For further information on Mr. Lebeter please see page 23 of the circular.

I would also like to thank Mr. Blair Cowper-Smith and Mr. Russel Robertson for their valuable service to the board since 2018. Messrs. Cowper-Smith and Robertson are not standing for re-election as they have reached the limit on their respective director terms. The new director nominees standing for election are Mr. Mitch Panciuk, Ms. Helga Reidel and Mr. Brian Vaasjo. Further information on Ms. Reidel, Mr. Panciuk and Mr. Vaasjo can be found on pages 20, 21 and 22.

Sincerely,

iv Hydro One Limited | 2023 Management Information Circular

Table of Contents

1	BUSINESS OF THE MEETING	2	CORPORATE GOVERNANCE	3	EXECUTIVE COMPENSATION

Items of Business	3	Hydro One’s Corporate Governance Practices	29	Letter to Shareholders	63
1. Financial Statements	3	The Governance Agreement and the July 11, 2018		Compensation Discussion and Analysis	67
2. Election of Directors	3	Letter Agreement with the Province	30
3. Appointment of External Auditors	4	Board Structure	31	Other Information
4. Say on Pay	5	Quorum	32	Directors’ and Officers’ Liability Insurance	108
Information About Voting	6	Position Descriptions	32	Indebtedness of Directors, Officers and Employees	108
About the Nominated Directors	16	Nomination of Directors	34	Interest of Informed Persons in Material Transactions	108
What We Expect from Our Directors	16	Independence	35	Interest of Certain Persons in Matters to be Acted Upon	108
Our Director Nominees at a Glance	17	Ethical Business Conduct	36	Shareholder Proposals and Nominations	109
Director Profiles	17	Conflict of Interest and Related Party Transactions	36	Other Business	109
Director Compensation	24	Skills and Experience of the Board	37	Additional Information	109
Total Compensation Paid to Directors in 2022	25	Term Limits	39	Caution Regarding Forward-looking Statements	110
Non-Employee Director Share Ownership Requirements and Equity Ownership	25	Limit on Directorships	39	Schedule “A”
Board/Committee Memberships and Meeting Attendance	26	Board Interlocks	39	Hydro One Limited Mandate for the Board of Directors	112
In Camera Meetings	28	Majority Voting Policy	40
Cease Trade Orders and Bankruptcies	28	Environmental, Social & Governance (ESG)	40
Penalties or Sanctions	28	Diversity, Equity and Inclusion (DEI)	41
		Board Diversity	41
		Diversity Targets	42
		Public Commitments	42
		Gender, Indigenous, Black and Persons of Colour Representation in Management	43
		DEI Commitment Statement and Related Initiatives	44
		Succession Planning and Talent Management	45
		Board Assessments	46
		Orientation and Continuing Education	47
		Board Priorities	49
		The Board’s Role in Strategy	49
		Enterprise Risk Management (ERM)	49
		Cybersecurity Risk	51
		Stakeholder Engagement	52
		Public Disclosure of Governance Materials	55
		Internal Controls and Management Information Systems	56
		Committee Reports	56

2023 Management

Information Circular

You have received this circular because you owned Hydro One common shares as of the close of business on April 21, 2023 (the record date) and have the right to vote at our annual meeting of shareholders.

Management is soliciting your proxy for the AGM, which will be held on June 2, 2023.

In this document:
●	we, us, our, the company and Hydro One mean Hydro One Limited
●	you and your mean holders of our common shares
●	common shares and shares mean the common shares of Hydro One
●	AGM and meeting mean the annual general meeting of shareholders

This document tells you about the AGM and governance and compensation matters at Hydro One. We have organized it into separate sections to make it easier to find what you are looking for, and to help you vote with confidence.

We pay the cost of proxy solicitation for all registered owners and for beneficial owners, other than beneficial owners who object to their name and address being given to the company. These objecting beneficial owners will not receive the materials unless such objecting beneficial owner’s intermediary assumes the cost of delivery.

We are soliciting proxies mainly by mail, but you may also be contacted by phone, mail, the internet or in person by employees of Hydro One. We may also engage solicitation agents to contact you, at a nominal cost to the company.

The date of this circular is April 12, 2023 and all information in the circular is provided as of April 12, 2023 and all dollar amounts are in Canadian dollars, in each case unless indicated otherwise.

All references to financial results are based on Hydro One’s financial statements, prepared in accordance with United States Generally Accepted Accounting Principles (US GAAP). References in this circular to the AGM include any postponement(s) or adjournment(s) that may occur.

Documents and websites referenced herein are not incorporated by reference into this circular, unless such incorporation by reference is explicit. References to our website address in this circular are intended to be inactive textual references only.

1	BUSINESS OF THE MEETING	2	CORPORATE GOVERNANCE	3	EXECUTIVE COMPENSATION

Read about the four items of business and how to vote your shares		Learn about our governance practices		See how we compensated our Named Executive Officers in 2022 and why

pages 3-28		pages 29-61		pages 62-107

2 Hydro One Limited | 2023 Management Information Circular

	1	BUSINESS
OF THE MEETING
Business of
the Meeting

Items of Business

As set out in the notice of meeting, shareholders of Hydro One will be asked to receive or consider and, as required, vote on the following matters at the AGM:

1	Financial Statements

	The audited consolidated financial statements of Hydro One for the fiscal year ended December 31, 2022 and the report of the external auditors on the financial statements will be received.

2	Election of Directors

	The company’s board of directors (the board) currently comprises 11 directors. Ten of the current directors were elected to the board at the company’s June 8, 2022, annual meeting of shareholders and seven of those ten directors are standing for re-election at this AGM. In accordance with the director nomination process outlined in the governance agreement between the company and Her Majesty the Queen in Right of Ontario as represented by the Ministry of Energy dated November 5, 2015 (the Governance Agreement), the Governance & Regulatory Committee (GRC) on behalf of the board conducted a search to fill the vacancy created by Mr. Sheffield’s departure upon conclusion of the annual meeting and is nominating Brian Vaasjo. Mr. Lebeter was recently appointed by the board as President and CEO and a director, and Mitch Panciuk and Helga Reidel are nominated by His Majesty the King in Right of Ontario (the Province) for election to the board of directors at the meeting.

	At the company’s 2023 AGM, shareholders will be asked to elect 11 directors (the nominated directors) in accordance with Hydro One’s Majority Voting Policy.

	All directors elected will hold office until the next annual meeting of shareholders or until their successors are elected or appointed. Other details about the nominees for election as directors are provided starting on page 16.

	The board recommends that you vote FOR the election to the board of each of the nominated directors.

	The table below summarizes the 2022 voting results for each of the nominated directors who are standing for re-election at the 2023 AGM.

	2022 Director Voting Results	Votes For (%):	Votes Withheld (%):
	Cherie Brant	99.53	0.47
	David Hay	99.49	0.51
	Timothy Hodgson (chair)	99.01	0.99
	Stacey Mowbray	99.79	0.21
	Mark Podlasly	99.96	0.04
	Melissa Sonberg	98.83	1.17
	Susan Wolburgh Jenah	99.52	0.48

Majority Voting Policy

The board has adopted a Majority Voting Policy for the election of directors. In an uncontested election, any nominee for director who does not receive at least a majority of votes for their election is required to immediately tender their resignation for consideration by the board. For more information on our Majority Voting Policy see page 40.

Hydro One Limited | 2023 Management Information Circular 3

BUSINESS OF THE MEETING

3

Appointment of External Auditors

The external auditor of Hydro One is KPMG LLP (KPMG), Chartered Professional Accountants, located in Toronto, Ontario. KPMG was initially appointed as the external auditor of Hydro One on August 31, 2015. KPMG has also acted as the external auditor of Hydro One’s principal subsidiary (Hydro One Inc.) since 2008. Shareholders are being asked to approve the appointment of KPMG as the external auditor of Hydro One for the ensuing year and to authorize the directors of Hydro One to fix their remuneration.

The aggregate fees billed by KPMG to Hydro One and its subsidiaries in 2022 and 2021 for professional services are presented below:

	Year ended December 31, 2022	Year ended December 31, 2021
Audit Fees(1)	$2,424,632	$1,966,777
Audit-Related Fees(2)	$400,355	$354,232
Tax Fees(3)	$18,618	$21,351
Total	$2,843,605	$2,342,360

Notes:

1.

The nature of the services rendered were: audit of annual financial statements of the company and its subsidiaries, statutory and regulatory filings including reporting to the Province and services related to securities offerings.

2.

The nature of services rendered were: translations, audit of the Hydro One Pension Plans, and services reasonably related to the performance of the audit or review of the company’s financial statements that are not reported under Audit Fees.

3.	The nature of services rendered was general tax advice and compliance.

The board recommends that you vote FOR the re-appointment of KPMG as the external auditors of Hydro One, to hold office until our next AGM, and to authorize the directors of Hydro One to fix their remuneration.

	For (%)	Withheld (%)
2022 Appointment of Auditor Voting Results	99.89	0.11

For additional information on our auditors and audit committee, please refer to the following sections of our annual information form for the year ended December, 31, 2022, which is available on SEDAR (www.SEDAR.com): “Audit Committee” and “Schedule ‘A’ – Hydro One Limited – Audit Committee Mandate”.

4 Hydro One Limited | 2023 Management Information Circular

4

Say on Pay

In accordance with Hydro One’s corporate governance guidelines, the company will hold an advisory vote on the approach to executive compensation (say on pay). The purpose of the say on pay vote is to obtain shareholder input on executive compensation at each AGM.

The board believes that the shareholder say on pay vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation.

At the AGM, shareholders will have an opportunity to vote on Hydro One’s approach to executive compensation through consideration of the following say on pay advisory resolution:

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2023 annual meeting of shareholders of the company.”

Because your vote is advisory, it will not be binding on the board. However, the board will take into account the results of the vote when considering future executive compensation arrangements. The directors remain responsible for overseeing the company’s executive compensation practices, in accordance with applicable law, and are not relieved of these responsibilities by the outcome of this advisory vote by shareholders.

The board recommends that you vote FOR approval of the advisory resolution on Hydro One’s approach to executive compensation.

	For (%)	Against (%)
2022 Say on Pay Voting Results	97.84	2.16

For further information about the directive and detailed disclosure of our executive compensation program, please see “Executive Compensation” starting on page 62.

Hydro One Limited | 2023 Management Information Circular 5

BUSINESS OF THE MEETING

Information About Voting

Delivery of Proxy Materials

As permitted by applicable Canadian securities laws, Hydro One is providing shareholders with electronic access to its circular for the company’s AGM and its 2022 annual report, using “notice-and-access” instead of mailing out paper copies. Electronic delivery is environmentally friendly and saves money.

Shareholders will receive a notice of availability of proxy materials (notice) together with a form of proxy or voting instruction form. The notice provides instructions on how shareholders may access and review an electronic copy of the circular and how to request a paper copy. Shareholders who have already provided instructions on their account to receive paper copies of the circular will also receive a paper copy of the circular with a copy of the notice regarding electronic availability. The notice also provides instructions on voting at the AGM.

Proxy materials are being sent to registered shareholders directly and will be sent to intermediaries to be forwarded to all non-registered (beneficial) shareholders. We pay the cost of proxy solicitation for all registered owners and for beneficial owners other than beneficial owners who object to their name and address being given to the company. An objecting beneficial owner will only receive proxy materials if their intermediary assumes the cost of delivery.

Shares Outstanding

As of April 21, 2023 there were 599,076,654 common shares outstanding, each carrying the right to one vote per common share.

The Electricity Act, 1998 (Ontario) and Hydro One’s articles of incorporation preclude any person or company (or combination of persons or companies acting jointly or in concert), other than the Province, from owning, or exercising control or direction over, more than 10% of any class or series of voting securities, including common shares of Hydro One.

Who Can Vote

Shareholders have the right to one vote per common share held by them on the record date for the meeting which is April 21, 2023.

Other than the Province, any person, or an entity controlled by a person, who beneficially owns shares that represent, in the aggregate, more than 10% of the eligible votes that may be cast at the meeting, may not vote any of their shares.

As of April 21, 2023, our directors and executive officers were not aware of any person or entity who beneficially owns, directly or indirectly, or exercises control or direction over 10% or more of our outstanding common shares, other than the Province, which holds 282,412,648 common shares (representing approximately 47% of the outstanding common shares).

Under the Governance Agreement, the Province and Hydro One exchanged nomination notices and confirmed their acceptance of each other’s director nominees. The Province is also required, under the Governance Agreement, to vote in favour of the nominees identified in this circular except in the case of contested director elections and where the Province seeks to replace the board in accordance with the Governance Agreement by withholding votes or voting for removal.

More information about the Governance Agreement can be found on page 28.

6 Hydro One Limited | 2023 Management Information Circular

How to Participate in and Vote at the Meeting

What is this Year’s Meeting Format?

We have decided to host this year’s annual shareholders meeting as a hybrid meeting. Shareholders and registered guests can attend the meeting in person, on the campus of Lakehead University in Thunder Bay, Ontario or online via a live audio webcast. The meeting will be held in person at Lakehead University, Advanced Technology & Academic Centre, 955 Oliver Road, Thunder Bay, ON, P7B 5E1.

Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will be entitled to attend, participate in, ask questions, and vote at the meeting, whether in person or online, all in ‘real time’. Non-registered (beneficial) shareholders who do not duly appoint themselves as proxyholder and registered guests will be able to attend the meeting, whether in person or online, but will not be able to participate in, ask questions, or vote at the meeting.

If registered shareholders or duly appointed proxyholders are participating in the meeting online, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. All shareholders are encouraged to vote in advance of the meeting at www.proxyvote.com or as described below, particularly if they are worried about their ability to remain connected to the internet for the duration of the meeting.

In order to participate in the meeting please log in online at www.virtualshareholdermeeting.com/HRNNF2023. We recommend that you log in at least 15 minutes before the meeting starts.

How Do I Participate in and Vote at the Meeting?

Registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholder) will be able to attend, participate in, ask questions, and vote at the meeting in person or online by using an internet connected device such as a laptop, computer, tablet or mobile phone. The online meeting platform will be supported across browsers and devices that are running the most updated version of the applicable software plugins. If you have any doubt, you can check your system’s compatibility by visiting www.talkpoint.com/test.

The steps you need to follow to attend and participate in the meeting will depend on whether you are a non- registered (beneficial) shareholder who holds common shares through a broker or other intermediary or you are a registered shareholder who holds a share certificate or statement from a direct registration system confirming your ownership of common shares and, if you plan to participate in the meeting, whether you will be participating online or in person. The procedures are different for registered and non-registered shareholders. Non-registered (beneficial) shareholders who do not duly appoint themselves as proxyholder and registered guests may attend the meeting, whether online or in person, but will not be able to participate in, ask questions, or vote at the meeting. Please read and follow the applicable instructions below carefully.

Refer to the code of meeting conduct and procedures available at https://www.hydroone.com/about/ corporate-information/governance/annual-shareholder-meeting-materials to obtain more information concerning the online and in person meeting procedures and how to ask or submit questions during the meeting, as well as other rules of conduct for the meeting.

Hydro One Limited | 2023 Management Information Circular 7

BUSINESS OF THE MEETING

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
How to Participate in and Vote at the Meeting Online

Your broker or intermediary has sent you a voting instruction form.

If you wish to attend, participate and vote at the meeting online, you can do so as follows:

1.    Appoint yourself as proxyholder as described below under the heading “How to Vote in Advance or by Proxy”, including by providing an “Appointee Name” and designating an 8-character “Appointee Identification Number”. Please note that these steps must be completed prior to the proxy deadline (or such earlier deadline as your broker or other intermediary may specify) or you will not be able to ask questions or vote your common shares at the meeting.

2.   Follow the instructions below for Proxyholders to log in and vote at the meeting as described below under the heading “How Do I Attend the Meeting as a Proxyholder?”

A non-registered (beneficial) shareholder wishing to access the meeting online without participating or voting – for example, because you have provided voting instructions prior to the meeting or appointed another person to vote on your behalf at the meeting – can access the meeting in the same manner as for registered shareholders described above using the 16-digit control number located on your voting instruction form or form of proxy. However, such a shareholder will not be able to participate in or ask questions at the meeting unless they are also a duly appointed proxyholder.

If the proxy deadline is waived by Hydro One prior to the meeting, all non-registered (beneficial) shareholders will be able to attend, participate and vote at the meeting online in the same manner as for registered shareholders. To access, participate and vote at the meeting, use your 16-digit control number located on your voting instruction form or contact your broker to obtain a control number from Broadridge.

In that case, if you have previously provided voting instructions or appointed another person to vote on your behalf, and you choose to access and vote on any matter at the meeting online during the live webcast and receive access to a ballot, then you will revoke all prior voting instructions or appointments. If you do not wish to revoke your prior instructions or appointments, you will still be able to access the meeting online, participate, and ask questions. Alternatively, you may elect to attend the meeting as a registered guest, as described below under the heading “How do I Attend the Meeting as a Guest?”, but you will not be able to participate in, ask questions, or vote at the meeting. You should not assume that the proxy deadline will be waived in whole or in part, and you should vote prior to the meeting or appoint yourself or another person to vote on your behalf at the meeting prior to the proxy deadline (or such earlier deadline as your broker or other intermediary may specify) to ensure your vote is counted at the meeting.

Broadridge Financial Solutions Inc. (Broadridge) has sent you a proxy form. Do not complete the proxy form and instead follow these steps:

1.    Log in to www.virtualshareholdermeeting.com/ HRNNF2023 at least 15 minutes before the meeting starts. You should allow ample time to check into the meeting online and to complete the related procedures.

2.    Enter your 16-digit control number into the Shareholder Login section (your control number is located on your proxy form) and click on “Enter Here”.

3.    Follow the instructions to access the meeting and vote when prompted.

Even if you currently plan to access and vote at the meeting online, you should consider voting your shares in advance so that your vote will be counted if you later decide not to attend the meeting.

You should note that if you access and vote on any matter at the meeting online and receive a ballot on the online meeting platform you will revoke any previously submitted proxy.

8 Hydro One Limited | 2023 Management Information Circular

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
How to Participate in and Vote at the Meeting in Person

Your broker or intermediary has sent you a voting instruction form.

If you wish to attend, participate and vote at the meeting in person, you can do so as follows:

1.    Appoint yourself as proxyholder as described below under the heading “How to Vote in Advance or by Proxy”, including by providing an “Appointee Name” and designating an 8-character “Appointee Identification Number”. Please note that these steps must be completed prior to the proxy deadline (or such earlier deadline as your broker or other intermediary may specify) or you will not be able to ask questions or vote your common shares at the meeting.

2.    Follow the instructions below for Proxyholders to attend and vote at the meeting as described below under the heading “How Do I Attend the Meeting as a Proxyholder?”

A non-registered (beneficial) shareholder wishing to attend the meeting in person without participating or voting – for example, because you have provided voting instructions prior to the meeting or appointed another person to vote on your behalf at the meeting – can attend the meeting in the same manner as for registered shareholders. However, such a shareholder will not be able to participate in or ask questions at the meeting unless they are also a duly appointed proxyholder.

If the proxy deadline is waived by Hydro One prior to the meeting, all non-registered shareholders will be able to attend, participate and vote in person at the meeting in the same manner as for registered shareholders.

In that case, if you have previously provided voting instructions or appointed another person to vote on your behalf, and you choose to attend and register at the meeting in person with Broadridge and receive a ballot, then you will revoke all prior voting instructions or appointments. If you do not wish to revoke your prior instructions or appointments, you will still be able to attend the meeting in person, participate and ask questions. Alternatively, you may elect to attend the meeting as a registered guest, as described below under the heading “How do I Attend the Meeting as a Guest?”, but you will not be able to participate in, ask questions, or vote at the meeting. You should not assume that the proxy deadline will be waived in whole or in part, and you should vote prior to the meeting or appoint yourself or another person to vote on your behalf at the meeting prior to the proxy deadline (or such earlier deadline as your broker or other intermediary may specify) to ensure your vote is counted at the meeting.

Broadridge has sent you a proxy form. Do not complete the proxy form.

Instead, present yourself and the proxy form in person at the meeting.

When you arrive at the meeting, please register with and obtain a ballot from Broadridge.

Even if you currently plan to attend and vote at the meeting in person, you should consider voting your shares in advance so that your vote will be counted if you later decide not to attend the meeting.

You should note that if you attend and vote on any matter at the meeting in person and receive a ballot from Broadridge you will revoke any previously submitted proxy.

Hydro One Limited | 2023 Management Information Circular 9

BUSINESS OF THE MEETING

How Can I Ask Questions at the Meeting?

Hydro One believes that the ability to participate in the meeting in a meaningful way, including by asking questions, is an important responsibility for shareholders. It is anticipated that registered shareholders and duly appointed proxyholders (including non-registered (beneficial) shareholders who have properly appointed themselves as proxyholders) participating in the meeting online will have substantially the same opportunity to ask proper questions on matters of business before the meeting as such shareholders and proxyholders participating in the meeting in person.

Upon registered shareholders and duly appointed proxyholders logging into the meeting online, they will have an opportunity to ask questions at the meeting through a chat box in the online meeting platform. Similarly, those who attend in person will also have an opportunity to ask questions at the meeting.

Questions received from registered shareholders and duly appointed proxyholders that do not properly relate to matters of business before the meeting are expected to be addressed in a question and answer session following the meeting. Such questions will be read by the chair of the meeting or a designee of the chair and responded to by a representative of Hydro One.

The chair of the meeting will decide, at their discretion, the amount of time allocated to each question. The chair will also have the right to limit or consolidate questions to ensure as many registered shareholders and duly appointed proxyholders as possible will have the opportunity to ask questions. Further, the chair may reject questions that do not relate to the business of the meeting or which are determined, in the chair’s discretion, to be inappropriate or otherwise out of order.

Registered guests can attend and access the meeting online and in person. However, guests (including non-registered (beneficial) shareholders who have not properly appointed themselves as proxyholders) will not be able to participate in or ask questions at the meeting.

Who Do I Contact If I Cannot Log into the Meeting?

If you have any difficulties logging into the meeting online, please contact Broadridge’s online shareholder meeting help line using the toll-free number shown on the login page.

If you are participating in the meeting online, you must remain connected to the internet at all times during the meeting in order to vote when balloting commences. It is your responsibility to ensure internet connectivity for the duration of the meeting. Note that if you lose connectivity once the meeting has commenced, there may be insufficient time to resolve your issue before ballot voting is completed.

Even if you currently plan to participate in the meeting, you should consider voting your shares in advance so that your vote will be counted in the event you experience any difficulties.

How Do I Attend the Meeting as a Proxyholder?

If you have been properly appointed as proxyholder for a registered or non-registered shareholder (or you are a non-registered shareholder who has appointed themselves as proxyholder), you attend and vote at the meeting as follows:

Attending the Meeting Online as a Proxyholder

1.     Log into www.virtualshareholdermeeting.com/HRNNF2023 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

2.    Enter the Appointee Name and Appointee Identification Number exactly as it was provided to Broadridge by the shareholder who appointed you as proxyholder and click on “Enter Here”. If this information is not provided to you by such shareholder, or if you do not enter it exactly as that shareholder provided it to Broadridge, you will not be able to attend, participate in, ask questions at the meeting or vote their common shares on their behalf.

If you have been appointed as proxyholder for more than one shareholder, you will be asked to enter the Appointee Information for each separate shareholder in order to vote the applicable common shares on their behalf at the meeting.

3.    Follow the instructions to access the meeting and vote when prompted.

10 Hydro One Limited | 2023 Management Information Circular

Attending the Meeting in Person as a Proxyholder

1.     Arrive at the meeting and register with Broadridge.

2.    As part of registration, you will provide Broadridge the Appointee Name and Appointee Identification Number exactly as it was provided to Broadridge by the shareholder who appointed you as proxyholder. If this information is not provided to you by such shareholder, or if you do not provide it exactly as that shareholder provided it to Broadridge, you will not be able to attend, participate in, ask questions at the meeting or vote their common shares on their behalf.

If you have been appointed as proxyholder for more than one shareholder, you will be asked to provide the Appointee Information for each separate shareholder in order to vote the applicable common shares on their behalf at the meeting.

3.    Complete the ballot provided.

All shareholders must provide the Appointee Information to their appointed proxyholder exactly as they provided it to Broadridge online at www.proxyvote.com or on their voting instruction form or form of proxy in order for their proxyholder to access and vote their shares at the meeting online during the live webcast or attend and vote their shares at the meeting in person. Proxyholders who have forgotten or misplaced the applicable Appointee Information should contact the shareholder who appointed them as quickly as possible. If that shareholder has forgotten or misplaced the applicable Appointee Information, they should follow the steps described under the heading “How to Vote in Advance or by Proxy” as quickly as possible.

How Do I Attend the Meeting as a Guest?

Those interested in registering to attend the meeting as a guest, whether online or in person, can do so as set out below. Registered guests (including non-registered (beneficial) shareholders who have not properly appointed themselves as proxyholders) will be able to observe the meeting but will not otherwise be able to participate, ask questions, or vote. If you wish to contact the board chair or any member of the board please see page 117 for contact information. Please read and follow the instructions below carefully.

Attending the Meeting Online as a Guest

1.    Log into www.virtualshareholdermeeting.com/HRNNF2023 at least 15 minutes before the meeting starts. You should allow ample time to check into the virtual meeting and to complete the related procedures.

2.    Complete the GUEST LOGIN section and click on “Enter Here”.

Attending the Meeting in Person as a Guest	Guests are welcome to join the meeting in person; Broadridge and members of the Corporate Secretary Department will be onsite to assist guests with the registration process.

Voting by Proxy or in Advance

Appointing Your Proxyholder

Providing voting instructions online at www.proxyvote.com or by telephone or by signing and returning your proxy form or voting instruction form authorizes David Lebeter or, failing him, Chris Lopez (the named proxyholders), the President and CEO of the company and the EVP, Chief Financial and Regulatory Officer of the company, respectively, to vote your common shares at the meeting in accordance with your instructions. You have the right to appoint someone else to represent you at the meeting. Your proxyholder does not have to be a shareholder of the company.

We reserve the right to accept late proxies and to waive the proxy deadline with or without notice, but are under no obligation to accept or reject any particular late proxy.

How to Vote in Advance or by Proxy

You can vote in advance or appoint your proxyholder and vote by proxy using the applicable instructions set out below. How you appoint your proxyholder will depend on whether you are a non-registered (beneficial) shareholder or you are a registered shareholder.

Hydro One Limited | 2023 Management Information Circular 11

BUSINESS OF THE MEETING

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Appointing a Proxyholder and Voting by Proxy

You may provide your voting instructions to the named proxyholders or appoint yourself or another person to attend the meeting and vote on your behalf by following the instructions on the voting instruction form provided to you by your broker or other intermediary.

You are encouraged to do so online at www.proxyvote.com or by telephone if your broker or intermediary provides you with this option. You may also complete the voting instruction form provided by your intermediary and return it to your broker or intermediary. You must follow the instructions and timelines provided by your broker or intermediary in order to do so.

If you wish to attend, access and vote at the meeting online, attend and vote at the meeting in person or appoint another person (other than the named proxyholders) to do so, do not complete the voting section of the voting instruction form since you or your appointee will vote at the meeting.

In addition to the steps above, you must follow the additional instructions on your voting instruction form or form of proxy very carefully in order to appoint yourself or another person (other than the named proxyholders) to vote at the meeting, including:

•     inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form. You must complete this step regardless of whether you wish to appoint yourself or another person (other than the named proxyholders); and

•     if you have appointed someone other than yourself to attend, access and vote at the meeting online or attend and vote at the meeting in person on your behalf, informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting.

You are encouraged to provide your voting instructions to the named proxyholders or appoint your proxyholder by internet at www.proxyvote.com or by telephone, or by completing and returning the enclosed form of proxy to Broadridge. You must follow the instructions provided on your proxy form.

If you wish to appoint another person as your proxyholder (other than the named proxyholders) to vote on your behalf, you must follow the instructions on your form of proxy very carefully, including:

•     inserting an “Appointee Name” and designating an 8-character “Appointee Identification Number” (together, this is the Appointee Information) online at www.proxyvote.com or in the spaces provided on your form of proxy or voting instruction form; and

•     informing your appointed proxyholder of the exact Appointee Name and 8-character Appointee Identification Number prior to the meeting. Your proxyholder will require both your Appointee Name and Appointee Identification Number in order to attend and vote on your behalf at the meeting.

Please note that if you wish to appoint a person as your proxyholder other than the named proxyholders and you do not designate the Appointee Information as required when completing your appointment online or on your form of proxy or if you do not provide the exact Appointee Name and Appointee Identification Number to that other person, that other person will not be able to  attend, participate in, ask questions, or vote at the meeting on your behalf.

12 Hydro One Limited | 2023 Management Information Circular

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Appointing a Proxyholder and Voting by Proxy	You are encouraged to appoint yourself or such other person (other than the named proxyholders) online at www.proxyvote.com as this will allow you to share the Appointee Information you have designated with any other person you have appointed to represent you at the meeting more easily. If you do not designate the Appointee Information as required when completing your appointment online or on your voting instruction form or form of proxy, or if you do not provide the exact Appointee Identification Number and Appointee Name to any other person (other than the named proxyholders) who has been appointed to attend, access and vote at the meeting online or attend and vote at the meeting in person on your behalf, neither you nor that other person, as applicable, will be able to participate in, ask questions, or vote at the the meeting.

Hydro One Limited | 2023 Management Information Circular 13

BUSINESS OF THE MEETING

	Non-Registered (Beneficial) Shareholders	Registered Shareholders
Proxy Deadline

You are encouraged to provide your voting instructions or appointment online at www.proxyvote.com, or you may return your voting instructions using one of the methods noted on the voting instruction form provided by your broker or intermediary.

Remember that your intermediary must receive your voting instructions or appointment in sufficient time to act on them, before the proxy deadline, which is 9:30 a.m. Eastern Time on May 31, 2023. If you have any questions, you should contact your broker or intermediary.

For your vote to count, Broadridge must receive your voting instructions or appointment from your broker or intermediary by no later than the proxy deadline, which is 9:30 a.m. Eastern Time on May 31, 2023, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) before the postponed or adjourned meeting convenes.

You should ensure your voting instruction form is received by your broker or other intermediary at least one business day in advance of the proxy deadline (or such earlier deadline as your broker or other intermediary may specify).

The enclosed proxy form tells you how to submit your voting instructions or appointment online at www.proxyvote.com, or by completing and returning your proxy form to Broadridge, in each case by following the instructions on your proxy form.

Broadridge must receive your proxy, including any amended proxy, by no later than the proxy deadline, which is 9:30 a.m. Eastern Time on May 31, 2023, or if the meeting is postponed or adjourned, no later than 48 hours (not including Saturdays, Sundays or statutory holidays in Ontario) before the postponed or adjourned meeting convenes.

Changing Your Vote/Revoking Your Proxy

If you have provided voting instructions to your broker or intermediary and change your mind about your vote, please contact them to find out what to do.

If your broker or intermediary gives you the option of using the internet to provide your voting instructions, you can also use the internet to change your instructions, as long as your intermediary receives the new instructions in enough time to act on them before the proxy deadline. Contact your broker or intermediary to confirm the procedures and deadline.

If you are eligible to vote at the meeting and you have previously provided voting instructions or appointed another person to vote on your behalf, you may access the meeting and revoke your prior instructions or appointments, but you will not be able to vote on any matter at the meeting unless the proxy deadline has been waived.

If you do not wish to revoke your prior instructions or appointments in the event the proxy deadline has been waived, you will still be able to attend or access the meeting, participate and ask questions. Alternatively, you may elect to register to attend the meeting as a registered guest, as described above under the heading “How do I Attend the Meeting as a Guest?”, but you will not be able to participate in, ask questions, or vote at the meeting.

If your voting instructions or appointment are received after the proxy deadline they may only be effective to revoke a previously submitted instruction or appointment.

If you change your mind about how you voted before the meeting and you want to revoke your proxy, you may do so by providing new voting instructions or Appointment Information at www.proxyvote.com at a later time, or a new proxy form to Broadridge at a later date. You may also do so by any other method permitted by law, including delivering a signed written notice specifying your instructions to our Corporate Secretary, by 4:00 p.m. Eastern Time on the last business day before the meeting (or any postponement(s) or adjournment(s) if the meeting is postponed or adjourned).

Deliver to: 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5

Attention: Corporate Secretary

Proxies received after the deadline but before the meeting may only be effective to revoke any previously submitted proxy.

Finally, you may change your voting instructions by participating and voting on any matter at the meeting online or registering at the meeting in person and obtaining a ballot, which will revoke any previously submitted proxy.

14 Hydro One Limited | 2023 Management Information Circular

How Your Proxyholder Will Vote

Your proxyholder must vote according to the instructions you provided on your proxy form or voting instruction form, including on any ballot that may be called for at the meeting. For directors and the appointment of the external auditors, you may either vote for or withhold, and for all other matters, you may vote for or against. If you do not specify how you want to vote, your proxyholder can vote your shares as they wish. Your proxyholder will also decide how to vote on any amendment or variation to any item of business in the notice of meeting or on any new matters that are properly brought before the meeting, or any postponement(s) or adjournment(s).

If you properly complete and return your proxy form or voting instruction form, but do not appoint a different proxyholder and do not specify how you want to vote, David Lebeter or, failing him, Chris Lopez, the named proxyholders, will vote for you as follows:

Matters to Vote On	How the Named Proxyholders Will Vote
Election of directors	For each nominee
Appointment of the external auditors	For
Say on Pay	For

Other Matters Relating to Voting

Questions about Voting

If you are a registered shareholder, please contact Broadridge with any questions about voting. You will find their contact information on page 117 of this circular. If you are a non-registered (beneficial) shareholder and you have questions about voting, please contact your broker or intermediary by following the instructions on your voting instruction form.

Tabulation of Votes

Votes and proxies will be counted, verified and tabulated by Broadridge in compliance with the Business Corporations Act (Ontario), the by-laws of the company and applicable proxy protocols and rules. Proxies will be submitted to us and our representatives when legally necessary or appropriate, when a shareholder clearly intends to communicate with management or the board of directors, when there is a proxy contest, or to the extent necessary to comply with applicable proxy protocols or rules of order.

Voting Results

We will file the voting results with securities regulators after the meeting and also post the results on our website at www.hydroone.com/investor-relations/agm. The results will include details regarding the percentage of support received on each matter for which a ballot vote is held or, if no ballot vote is held, based on the votes represented by proxies validly deposited prior to the meeting.

Special Arrangements

If you plan on attending the meeting in person and require special arrangements for hearing and/or access, please contact our Interim Corporate Secretary at CorporateSecretary@HydroOne.com.

Hydro One Limited | 2023 Management Information Circular 15

BUSINESS OF THE MEETING

About the Nominated Directors

This year 11 people are being nominated to serve on the board, eight of whom currently serve on the board and three of whom, Brian Vaasjo, Helga Reidel and Mitch Panciuk, are being nominated to fill the vacancies created by Mr. Sheffield, Mr. Cowper-Smith and Mr. Robertson’s departures. Director nominee profiles, starting on page 18, tell you about each director nominee’s skills, experience and other important matters to consider. All but one of the director nominees are considered independent. David Lebeter is not considered independent because he is our President and CEO.

What We Expect from Our Directors

We expect our directors to have personal attributes and expertise that contribute to the board, to devote the necessary time for board and committee duties, to act with integrity, to exercise independent business judgment and to stay informed and participate fully in board matters. The board has adopted a written position description that sets out the board’s expectations for directors, including the following:

Personal Attributes

•  Business expertise and understanding of the Canadian business community and previous experience serving in a senior executive or leadership position

•  Strong listening, communication and advocacy skills, motivation and ability to engage effectively in board and committee work

Stewardship

•  Understand and contribute to fulfilling the company’s mission and vision, strategies and objectives

•  Comply with the corporate governance guidelines of the company and perform their duties as board members

•  Ability to act independently of management (for directors who are not members of management) and be accountable for board decisions to stakeholders as a whole

Integrity

•  Act honestly and in good faith with a view to the best interests of the company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances

•  Act in the highest ethical manner and with integrity in all personal, business and professional dealings and in compliance with the company’s Code of Business Conduct

Participation

•  Devote sufficient time to their responsibilities and prepare for each board and relevant committee meeting

•  Attend board and committee meetings and shareholder meetings and actively participate in board and committee deliberations and decisions

•  Work constructively and effectively with other directors, officers, employees and advisors of the company

Education	• Continuously advance their knowledge about the company’s business and operations, the communities in which it operates and emerging trends and issues and significant strategic initiatives

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Our Director Nominees at a Glance

	Public Board Interlocks	Independent(3)	Gender	Audit Committee(2)	Indigenous Peoples, Safety & Operations Committee (IPSO)(2)	Human Resources Committee (HRC)(2)	Governance & Regulatory Committee (GRC)(2)
Cherie Brant	–	✔	W		✔		✔
David Hay	–	✔	M		*		✔
Timothy Hodgson(1) (Chair)	–	✔	M
David Lebeter(1)	–	–	M
Stacey Mowbray	–	✔	W	*	✔
Mitch Panciuk(4)	–	✔	M
Mark Podlasly	–	✔	M	✔		✔
Helga Reidel(4)	–	✔	W
Melissa Sonberg	–	✔	W	✔		*
Susan Wolburgh Jenah	–	✔	W		✔		*
Brian Vaasjo(4)	–	✔	M

* denotes committee chair

1.	Mr. Hodgson and Mr. Lebeter, while they are not members of any of the committees, are invited to attend all committee meetings.
2.	Changes to committee composition effective June 8, 2022, June 21, 2022 and August 9, 2022 can be found on pages 31 and 32.
3.	Independent according to our definition of independence which is found on page 35.
4.	Mr. Vaasjo, Ms. Reidel and Mr. Panciuk, if elected, will be appointed to board committees following the meeting.

(*) For directors seeking re-election, and excluding voting results for Mr. Sheffield, Mr. Poweska, Mr. Cowper-Smith and Mr. Robertson.

Director Profiles

The information in each director profile is provided as of April 12, 2023. The profiles tell you about the director nominees who are currently standing for election, including:

•	a brief biography of each nominee, together with their age and place of residence
•	principal occupation and education;
•	the year they were first elected or appointed as a director and their independence status; and
•	if they are a nominee of the Province under the Governance Agreement.

Hydro One Limited | 2023 Management Information Circular 17

BUSINESS OF THE MEETING

Cherie Brant, 48

Cherie Brant is a partner and national leader of the Indigenous law group at Borden Ladner Gervais LLP, a Canadian law firm. Ms. Brant has a commercial practice across a wide variety of sectors, including energy and transmission, land development and financing on First Nations lands and economic development. She also provides strategic policy and governance counsel to Indigenous groups. Prior to joining Borden Ladner Gervais LLP, Ms. Brant was a partner at another major Canadian law firm, where she had been practicing since 2013.

Ms. Brant is both Mohawk and Ojibway from the Mohawks of the Bay of Quinte and Wiikwemkoong Unceded Indian Territory. She serves on the boards of Toronto-Dominion Bank, Canadian Council for Aboriginal Business and Canadian Club of Toronto. Her previous directorships include Women’s College Hospital, Trillium Gift of Life and Anishnawbe Health Foundation.

Ms. Brant holds a Bachelor of Environmental Studies, Urban and Regional Planning Program from the University of Waterloo and a Juris Doctor from the University of Toronto. She is a member of the Ontario Bar Association and the Law Society of Ontario.

In 2017, Ms. Brant received the Lexpert Zenith Award, a national award recognizing women’s contributions in the law and in 2012, she was named one of Lexpert’s “Rising Stars: Leading Lawyers Under 40”.

INDEPENDENT

Ontario, Canada Director since August 14, 2018 Partner, Borden Ladner Gervais LLP Nominee of the Province Not eligible for re-election in 2030

David Hay, 67

David Hay is the Managing Director of Delgatie Incorporated, a strategic advisory firm. He is the former Vice-Chair and Managing Director of CIBC World Markets Inc., a role he held until 2015. From 2004 until 2010, he was President and CEO of New Brunswick Power Corporation. Prior to that Mr. Hay held senior investment banking roles as Senior Vice President and Director responsible for mergers and acquisitions with Merrill Lynch Canada and Managing Director of European mergers and acquisitions with Merrill Lynch International based in London, England. Mr. Hay spent the early part of his career as a practicing lawyer at Osler, Hoskin & Harcourt LLP and taught at both the University of Toronto and University of New Brunswick. Mr. Hay was a Law Clerk to the Chief Justice of the High Court of the Supreme Court of Ontario from 1981 until 1982.

Mr. Hay also sits on the boards of EPCOR Utilities Inc. He is a member of the Expert Panel on Churchill Falls 2041 and the Council of Clean & Reliable Energy. Prior directorships include Toronto Hydro-Electric System Limited, where he was Vice-Chair, and Associated Electric & Gas Insurance Services Limited (AEGIS). Mr. Hay also chaired the boards of both Beaverbrook Art Gallery and SHAD Canada.

Mr. Hay holds a Bachelor of Laws from Osgoode Hall Law School, York University and a Bachelor of Arts from the University of Toronto (Victoria College). He is a Fellow of the Ivey Energy and Policy Institute and holds his ICD.D.

INDEPENDENT

New Brunswick, Canada Director since August 14, 2018 Managing Director, Delgatie Incorporated Not eligible for re-election in 2030

18 Hydro One Limited | 2023 Management Information Circular

Timothy Hodgson, 62

Timothy Hodgson is a corporate director and currently serves as Chair of Hydro One. Mr. Hodgson also serves on the boards of Dialogue Health Technologies, the Property and Casualty Insurance Compensation Corporation and the Ontario Teachers’ Pension Plan, he is also the Chair of the New Self-Regulatory Organization of Canada. Mr. Hodgson was formerly Managing Partner of Alignvest Management Corporation from 2012 until his retirement in August 2019. He was Special Advisor to Mr. Mark Carney, then Governor of the Bank of Canada from 2010 to 2012. From 1990 to 2010, Mr. Hodgson held various positions in New York, London, Silicon Valley and Toronto with Goldman Sachs and served as Chief Executive Officer of Goldman Sachs Canada from 2005 to 2010, with overall responsibilities for the firm’s operations, client relationships and regulatory matters.

His prior directorships include Public Sector Pension Investment Board (PSP Investments), Sagicor Financial Corporation, Sagicor Group Jamaica, MEG Energy, Alignvest Acquisition Corporation, Alignvest Acquisition II Corporation, The Global Risk Institute, KGS-Alpha Capital Markets, Next Canada, the Ivey School of Business and Bridgepoint Health.

Mr. Hodgson holds a Master of Business Administration from the Ivey School of Business at Western University and a Bachelor of Commerce from the University of Manitoba. He is a Fellow of the Institute of Chartered Professional Accountants (FCPA) and holds his ICD.D.

INDEPENDENT

Ontario, Canada Director since August 14, 2018 Corporate Director Not eligible for re-election in 2030

Stacey Mowbray, 61

Stacey Mowbray most recently served as the President of North America at WW International (formerly Weight Watchers) and prior to that, as President and Chief Executive Officer at The Second Cup Ltd. Ms. Mowbray has extensive marketing and brand experience from years of leading those functions at high profile brands such as Molson Coors Brewing Company, Cara Operations and Pepsi Cola Canada.

Currently, Ms. Mowbray serves on the board of Currency Exchange International/Exchange Bank of Canada, Sleep Country Canada Holdings Inc., and dentalcorp Holdings Ltd. She is also a director of the privately held Bonne O Holdings Company. Prior directorships have included Trillium Health Partners, Second Cup Coffee, Liquor Control Board of Ontario, Niagara Ventures Corporation and the Coffee Association of Canada as Chair.

Ms. Mowbray has received numerous recognitions including Diversity Champion, Inaugural CEO in Residence for Wilfrid Laurier, Top 100 Women’s Executive Network, Top 20 Women’s Post and Schulich School of Business Outstanding Progress and Achievement Award. Ms. Mowbray holds a Master of Business Administration in Finance and Marketing from York University, as well as a Bachelor of Business Administration from Wilfrid Laurier University. Ms. Mowbray holds her ICD.D.

INDEPENDENT

Ontario, Canada Director since July 23, 2020 Corporate Director Not eligible for re-election in 2032

Hydro One Limited | 2023 Management Information Circular 19

BUSINESS OF THE MEETING

Mitch Panciuk, 55

Mitch Panciuk is the managing partner of Boston Pizza in Belleville, Ontario, and previously served as the Mayor of the City of Belleville from 2018 to 2022. Since 2001 Mr. Panciuk has owned and operated Boston Pizza Belleville, was also a multi-unit operating partner and had multiple elected terms as an Ontario member of the Boston Pizza International Franchisee Advisory Council. Prior to his election as Mayor of the City of Belleville, he served as Belleville Ward City Councillor. Under his leadership, the City of Belleville transformed into a destination city leading Eastern Ontario in population growth and in 2021 was the fourth best community in Canada to live as ranked by Maclean’s magazine.

Mr. Panciuk served on the board of Elexicon Corporation from 2018 to 2022 where he chaired the Audit, Finance and Risk Management Committee.

Mr. Panciuk holds his Chartered Director (C.Dir.) Designation from The Director’s College, DeGroote School of Business, McMaster University and a Bachelor of Arts from the University of Alberta.

INDEPENDENT

Ontario, Canada Nominee of the Province Managing Partner, Boston Pizza Belleville Not eligible for re-election in 2035

Mark Podlasly, 57

Mark Podlasly is the Chief Sustainability Officer at the First Nations Major Projects Coalition where he leads policy development at a First Nations collective seeking ownership in major projects such as pipelines, mines, and electric infrastructure, as well as improvements in project environmental practices.

Mr. Podlasly is a member of the Indigenous Advisory Council at CN Rail and a member of the External Expert Panel of the Manitoba Government (Crown Services) where he provides advice regarding the response to the Economic Review of Bipole III and Keeyask power generation and transmission projects. Mr. Podlasly is the chair of the First Nations Limited Partnership (Gas Pipeline), Trustee of the Nlaka'pamux Nation Legacy Trust and a member of the Climate Strategy Advisory Board at the Institute of Corporate Directors.

Mr. Podlasly is an Adjunct Professor at the University of British Columbia Sauder School of Business. Mr. Podlasly holds a Master in Public Administration degree from Harvard University as well as a Bachelor of Arts, Business Administration from Trinity Western University.

INDEPENDENT

British Columbia, Canada Director since June 8, 2022 Chief Sustainability Officer at the First Nations Major Projects Coalition Not eligible for re-election in 2034

20 Hydro One Limited | 2023 Management Information Circular

Helga Reidel, 62

Helga Reidel is a corporate director. Ms. Reidel most recently served as President and Chief Executive Officer of ENWIN Utilities Ltd. from 2016 to 2022. Prior to that, she served as Chief Administrative Officer for the Corporation of the City of Windsor from 2009 to 2016 and brings more than 34 years of senior executive and board director experience in the public and private sectors.

Ms. Reidel currently sits on the board of Corby Spirit and Wine Ltd, the Windsor Detroit Bridge Authority, is Chair of the Board of Governors of the University of Windsor, and Trustee of WISE Trust. She is also a Founding Member of the Detroit/Windsor/Toledo Arm of the Private Directors Association, where she previously also held the position of Treasurer. Ms. Reidel previously held a number of volunteer appointments, including the United Way Centraide-Windsor Essex, the Windsor Public Library Board, and the Windsor Essex Children’s Aid Society.

Ms. Reidel is a graduate of the University of Windsor with degrees in Commerce and Education. She is a Chartered Professional Accountant (FCPA, FCA), and holds her OCT from the Ontario College of Teachers and holds her ICD.D.

INDEPENDENT

Ontario, Canada Nominee of the Province Corporate Director Not eligible for re-election in 2035

Melissa Sonberg, 62

Melissa Sonberg is Professor of Practice at McGill University’s Desautels Faculty of Management, where she has been on the faculty since 2014. She spent the early part of her career in the healthcare industry before joining Air Canada, where she held leadership positions in a range of customer facing, operational and corporate functions. Ms. Sonberg was part of the founding executive team of Aeroplan, which became part of AIMIA Inc. Ms. Sonberg held positions of Senior Vice President, Human Resources & Corporate Affairs and Senior Vice President, Global Brands, Communications and External Affairs at AIMIA from 2001 to 2013.

Ms. Sonberg sits on the boards of Exchange Income Corporation, Athennian, Enghouse Systems Inc., and the Montreal Children’s Hospital Foundation. Previous directorships include Via Rail Canada, MD Financial Holdings, Inc., Rideau, Inc., Group Touchette, Women in Capital Markets and the McGill University Health Centre.

Ms. Sonberg holds a Bachelor of Science (Psychology) from McGill University, a Master of Health Administration from the University of Ottawa and holds her ICD.D. She is a Certified Human Resource Executive (CHRE).

INDEPENDENT

Québec, Canada Director since August 14, 2018 Professor of Practice, McGill University Not eligible for re-election in 2030

Hydro One Limited | 2023 Management Information Circular 21

BUSINESS OF THE MEETING

Brian Vaasjo, 67

Brian Vaasjo is currently the President and CEO of Capital Power, a power generation company, a position he has held since Capital Power’s Initial Public Offering in 2009 and from which he is in the process of retiring. Under his leadership, Capital Power has become Alberta’s leading developer of new power generation and has successfully acquired and developed power generation projects in B.C., Ontario, and the United States. Prior to that, Mr. Vaasjo held various positions at EPCOR Utilities including President of EPCOR’s Energy Division and Executive Vice President and Chief Financial Officer commencing in 1998. For 19 years before that he held various positions with the predecessor companies to Enbridge.

Mr. Vaasjo has served on the Capital Power Board since 2009 and the Capital Power Income LP Board from 2005 to 2011 which he chaired from 2009 to 2011. Other directorships have included the Alberta Health Services Board, Shock Trauma Air Rescue Board (STARS) where he served as chairman and the United Way of the Alberta Region which he also served as chairman. He currently serves as a Member of the Advisory Council to the Dean of Medicine and Dentistry – University of Alberta.

Mr. Vaasjo holds a Bachelor of Education degree and an MBA from the University of Alberta. He is also Fellow of the Institute of Chartered Professional Accountants (FCPA).

INDEPENDENT

Alberta, Canada Director Nominee Chief Executive Officer, Capital Power Not eligible for re-election in 2031

Susan Wolburgh Jenah, 67

Susan Wolburgh Jenah is a corporate director and has over 30 years’ experience as a senior regulator, executive and lawyer. Throughout her career, she has served on numerous corporate, Crown corporation and not-for-profit boards and expert advisory committees.

Ms. Wolburgh Jenah currently holds board positions at Laurentian Bank of Canada, Aecon Group Inc. and is Vice-Chair of Humber River Hospital. She is a member of the Independent Review Committee of Vanguard Investments Canada. Prior directorships include serving as a Public Governor of the U.S. Financial Industry Regulatory Authority, as Chair of the NEO Exchange, and as a director of Aequitas Innovations, The Global Risk Institute, and the Investment Industry Regulator Organization of Canada (IIROC). Ms. Wolburgh Jenah was the founding President and CEO of IIROC and held numerous executive roles at the Ontario Securities Commission, including Vice-Chair, Acting Chair, General Counsel and Head of International Affairs.

Ms. Wolburgh Jenah holds a Bachelor of Arts from the University of Toronto and a Juris Doctor from Osgoode Hall Law School. She is also a member of the C.D. Howe National Advisory Council and served as Mentor to the Catalyst Women on Board Program. She is a prior Fellow and Adjunct Professor at Osgoode Hall Law School and recipient of the Osgoode Hall Gold Key for Achievement in 2011. Ms. Wolburgh Jenah holds her ICD.D.

INDEPENDENT

Ontario, Canada Director since January 1, 2020 Corporate Director Nominee of the Province Not eligible for re-election in 2031

22 Hydro One Limited | 2023 Management Information Circular

David Lebeter, 63

David Lebeter is the President and CEO of Hydro One Limited and Hydro One Inc., a position he assumed February 1, 2023. Mr. Lebeter also temporarily continues in his role as the Chief Operating Officer (COO) of Hydro One Networks Inc., a role he assumed in January 2020, as he fills vacancies on the Executive Leadership Team.

Mr. Lebeter is a highly regarded leader with over 40 years’ experience in the utility and forestry sectors and a reputation for driving improved safety, employee engagement, productivity, customer centricity and successfully delivering capital investments.

Mr. Lebeter has 18 years of experience in all facets of the electricity sector and in his role as COO of Hydro One Networks, Mr. Lebeter is responsible for transmission and distribution, including construction, maintenance, vegetation management as well as system operations, asset planning and engineering. Under Mr. Lebeter’s leadership, safety, productivity, reliability and customer experience have improved.

Before joining Hydro One, he held progressively senior positions in operations and safety at BC Hydro from 2005 to 2019, including Vice President Field Operations & Safety, and held leadership roles in generation, transmission, distribution and safety. During his tenure, he was responsible for improving safety, reliability, employee engagement and customer service, lowering costs and building trust with union leaders and Indigenous communities.

Mr. Lebeter spent 23 years in the forest industry prior to joining the utility sector, working in leadership positions responsible for operations.

He has previously served as an Executive Board Member for Smart Grid Northwest, as an Operations Board Member for Western Energy Institute, and as the Chairman of the Distribution Council with the Canadian Electricity Association. He holds his ICD.D.

Mr. Lebeter holds a Bachelor’s degree in Forestry from the University of British Columbia, and is a registered professional forester. In addition, Mr. Lebeter holds an Executive Master of Business Administration from Simon Fraser University.

NOT INDEPENDENT

Ontario, Canada Director since February 1, 2023 President and CEO of Hydro One

Hydro One Limited | 2023 Management Information Circular 23

BUSINESS OF THE MEETING

Director Compensation

The by-laws of the company provide that directors may receive remuneration for their services as determined by the board and be reimbursed for travelling and other expenses properly incurred by them in attending meetings of shareholders or of the board or any committee thereof or otherwise in the performance of their duties.

On August 15, 2018, the Province passed the Hydro One Accountability Act, 2018 (HOAA). The HOAA required our board to establish a new executive compensation framework for the board of directors, President and CEO, and other executives by no later than February 15, 2019. On February 21, 2019, pursuant to the HOAA, the Management Board of Cabinet issued a directive to Hydro One (the directive) setting out certain compensation-related requirements. As specified in the directive, the maximum total compensation for the board may be adjusted annually by the lesser of the rate of the Ontario Consumer Price Index and the annual rate at which total maximum direct compensation may be adjusted for non-executive managerial employees. In February 2022, during its annual review of director compensation, the GRC and the board reviewed director compensation and determined not to make any compensation adjustments. The chart below sets out our directors’ compensation, for the year ended December 31, 2022, which was in compliance with the directive.

Role	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	61,689	61,689	123,378
Committee chair(1)	43,696	43,696	87,392
Other directors	41,126	41,126	82,252

No meeting attendance fees

1.	Committee chairs receive a $5,140 retainer for their duties as committee chair. They can elect to take up to 100% of their retainer in the form of DSUs (as defined below).

The board approved an increase to director pay of 4%, effective January 1, 2023.

The provisions of the HOAA that required our board to establish a compensation framework for the board of directors ceased to have effect on January 1, 2023.

2023 Compensation by Role	Cash Component ($)	Equity Component ($)	Total ($)
Board chair	64,157	64,157	128,313
Committee chair(1)	45,444	45,444	90,888
Other directors	42,771	42,771	85,542

No meeting attendance fees

1.	Committee chairs receive a $5,350 retainer for their duties as committee chair. They can elect to take up to 100% of their retainer in the form of DSUs (as defined below).

Hydro One has a non-employee director deferred share unit (DSU) plan providing for awards of director DSUs to Hydro One directors other than the President and CEO. Directors are required to receive 50% of their annual director retainer as an equity component, which they receive in the form of DSUs. They may elect to be paid up to 100% of the cash component of their compensation in the form of director DSUs. Director DSUs are notional shares that have the same value as Hydro One common shares and earn additional units as dividend equivalents at the same rate as dividends paid on our common shares. Director DSUs vest immediately, but directors can only redeem their DSUs for cash after they leave the board (following a one-year holding period to the extent required to comply with their share ownership requirements post departure). Board committee chairs can choose to take their annual committee chair retainer in cash or director DSUs. Directors do not receive meeting fees for board or committee meeting attendance.

The company’s director compensation, travel and expense policy applies to non-employee directors.

Directors are expected to continue to satisfy their share ownership requirement (or maintain their existing level of share ownership if lower than the requirement) for a period of 12 months following their departure from the board. For a period of 24 months following retirement from the company, the President and CEO must continue to own sufficient shares to meet the lesser of the share ownership requirement applicable to the President and CEO or the level of share ownership that the individual had attained at the time of retirement.

24 Hydro One Limited | 2023 Management Information Circular

Total Compensation Paid to Directors in 2022

The following table provides a summary of the compensation earned by the non-employee directors of Hydro One for the year ended December 31, 2022.

Mr. Poweska is not included in the table as his compensation for service as Hydro One’s President and CEO is disclosed starting on page 75. He did not receive any additional compensation for his services as a member of the board. Mr. Sheffield is also not included in the table below as his compensation for service as a director and as Hydro One’s Interim President and CEO is disclosed starting on page 75.

	Total Compensation		Form of Payment(1)
Name	Board Retainer ($)	Committee Chair* Fees ($)	Total Fees ($)(1)	Received as Cash ($)	Value Received as Director DSUs ($)(2)	Director DSU Component of Total Compensa- tion (%)
Cherie Brant	82,252	–	82,252	–	82,252	100
Blair Cowper-Smith	82,252	–	82,252	41,126	41,126	50
David Hay*	82,252	5,140	87,392	43,696	43,696	50
Timothy Hodgson	–	123,378	123,378	61,689	61,689	50
Jessica McDonald(3)	36,155	–	36,155	18,077	18,077	50
Stacey Mowbray*	82,252	2,895	85,147	42,573	42,573	50
Mark Podlasly	46,323	–	46,323	23,162	23,162	50
Russel Robertson*	82,252	2,260	84,511	42,256	42,256	50
Melissa Sonberg*	82,252	5,140	87,392	5,141	82,252	94
Susan Wolburgh Jenah*	82,252	5,140	87,392	–	87,392	100

Notes:

1.

All amounts in this table are pre-tax. Amounts reported include the portion of the director’s board retainer, and committee chair retainer. The directors’ compensation set out in the chart was in compliance with the HOAA for 2022.

2.	All director DSUs (rounded) are fully vested upon grant. Values do not include the value of any additional DSUs received in the form of dividend equivalents.
3.	Ms. McDonald did not stand for re-election at the June 8, 2022, Annual General Meeting.

Non-Employee Director Share Ownership Requirements and Equity Ownership

Hydro One believes that the interests of shareholders and directors are better aligned when directors hold a significant investment in Hydro One. Directors who are non-employees of Hydro One are required to retain a minimum holding of common shares or DSUs equal to three times (3x) their total annual board retainer (calculated including the equity portion), valued at the original grant value or acquisition cost, within six years following the date of their appointment to the board. The ownership requirement for directors was as follows:	The Corporate Governance Guidelines can be found on our website at: https://www.hydroone.com/about/ corporate-information/governance.

Chair	$370,134
Other Directors	$246,756

Under the corporate governance guidelines, directors are expected to continue to satisfy their share ownership requirement (or their existing level of share ownership if lower) for a period of 12 months following their departure from the board.

Hydro One Limited | 2023 Management Information Circular 25

BUSINESS OF THE MEETING

For 2022, the nominated directors received all of the equity component of their annual director retainer in DSUs. The table below summarizes equity ownership of our 2022 directors, including dividend equivalents rounded to the nearest whole number, as at April 12, 2023, and their holdings for the previous year. The value of director holdings is calculated using the price of our common shares on the Toronto Stock Exchange (TSX) on December 30, 2022, which was $36.27. The table does not include Mr. Poweska as he is subject to our executive share ownership requirements which can be found on page 92.

	Equity Ownership April 12, 2023		Equity Ownership March 28, 2022		Net Change		Market		Year to Meet Share
Name	Common Shares	DSUs	Common Shares	DSUs	Common Shares	DSUs	Value ($) December 30, 2022	SOR(1)	Ownership Require- ment
Cherie Brant	–	10,193	–	6,934	–	3,259	346,971	1.12	Met
Blair Cowper- Smith	–	9,262	–	7,473	–	1,790	323,450	0.97	2024
David Hay	–	8,949	–	7,082	–	1,867	311,545	0.95	2024
Timothy Hodgson	–	11,359	–	8,772	–	2,587	393,953	0.82	2024
Stacey Mowbray	–	3,653	–	2,022	–	1,631	120,895	0.46	2026
Mark Podlasly	–	949	–	0	–	949	24,170	0.13	2028
Russel Robertson	–	9,003	–	7,191	–	1,812	314,121	0.95	2024
William Sheffield(2)	99	30,054	99	14,530	0	15,523	1,007,109	3.62	Met
Melissa Sonberg	–	17,404	–	13,868	–	3,536	606,574	1.83	Met
Susan Wolburgh Jenah	1,643	9,416	1,643	6,007	0	3,409	317,736	1.42	Met

Notes:

1.

Total as a multiple of the share ownership requirement (SOR). Each director’s share ownership is calculated annually as at December 31 (based on the original grant value of director DSUs and the acquisition cost of common shares) and is divided by the share ownership requirement

2.

Mr. Sheffield remained subject to the Director Share Ownership Guidelines during his tenure as Interim President and CEO. Mr. Sheffield received 13,321 fully vested DSUs under the director DSU plan as part of his compensation for his interim role. Details of Mr. Sheffield’s compensation for service as a director and as Hydro One’s Interim President and CEO is closed starting on page 75.

Board/Committee Memberships and Meeting Attendance

The table below shows each director’s board and committee attendance in 2022 for both regularly scheduled and short-notice meetings. The directors of Hydro One are also directors of Hydro One Inc. and the two boards and each of their respective committees hold joint meetings. Short-notice meetings are non-regularly scheduled meetings, where directors may have limited notice of the meeting.

Director	Board Meeting Attendance	Total Committee Attendance	Audit Committee Attendance	GRC Attendance	HRC Attendance	IPSO Attendance
Cherie Brant	16/16 Regularly Scheduled: 7/7 Short Notice: 9/9	11/11 Regularly Scheduled: 8/8 Short Notice: 3/3	–	6/6 Regularly Scheduled: 4/4 Short Notice: 2/2	–	5/5 Regularly Scheduled: 4/4 Short Notice :1/1
Blair Cowper- Smith	15/16 Regularly Scheduled: 7/7 Short Notice: 8/9	10/10 Regularly Scheduled: 9/9 Short Notice: 1/1	4/4 Regularly Scheduled: 4/4 Short Notice: 0/0	–	6/6 Regularly Scheduled: 5/5 Short Notice: 1/1	–

26 Hydro One Limited | 2023 Management Information Circular

Director	Board Meeting Attendance	Total Committee Attendance	Audit Committee Attendance	GRC Attendance	HRC Attendance	IPSO Attendance
David Hay	16/16 Regularly Scheduled: 7/7 Short Notice: 9/9	11/11 Regularly Scheduled: 8/8 Short Notice: 3/3	–	6/6 Regularly Scheduled: 4/4 Short Notice: 2/2	–	5/5 Regularly Scheduled: 4/4 Short Notice: 1/1
Timothy Hodgson(1)	15/16 Regularly Scheduled: 7/7 Short Notice: 8/9	–	–	–	–	–
Stacey Mowbray	16/16 Regularly Scheduled: 7/7 Short Notice: 9/9	9/9 Regularly Scheduled: 8/8 Short Notice: 1/1	4/4 Regularly Scheduled: 4/4 Short Notice: 0/0	–	–	5/5 Regularly Scheduled: 4/4 Short Notice: 1/1
Mark Podlasly	11/12 Regularly Scheduled: 4/4 Short Notice: 7/8	6/6 Regularly Scheduled: 5/5 Short Notice:1/1	2/2 Regularly Scheduled: 2/2 Short Notice: 0/0	–	4/4 Regularly Scheduled: 3/3 Short Notice: 1/1	–
Russel Robertson	15/16 Regularly Scheduled: 6/7 Short Notice: 9/9	10/10 Regularly Scheduled: 9/9 Short Notice: 1/1	4/4 Regularly Scheduled: 4/4 Short Notice:0/0	–	6/6 Regularly Scheduled: 5/5 Short Notice: 1/1	–
William Sheffield	16/16 Regularly Scheduled: 7/7 Short Notice: 9/9	5/5 Regularly Scheduled: 4/4 Short Notice: 1/1	–	3/3 Regularly Scheduled: 2/2 Short Notice: 1/1	–	2/2 Regularly Scheduled: 2/2 Short Notice: 0/0
Melissa Sonberg	16/16 Regularly Scheduled: 7/7 Short Notice: 9/9	10/10 Regularly Scheduled: 9/9 Short Notice: 1/1	4/4 Regularly Scheduled: 4/4 Short Notice: 0/0	–	6/6 Regularly Scheduled: 5/5 Short Notice: 1/1	–
Susan Wolburgh Jenah	14/16 Regularly Scheduled: 7/7 Short Notice: 7/9	11/11 Regularly Scheduled: 8/8 Short Notice: 3/3	–	6/6 Regularly Scheduled: 4/4 Short Notice: 2/2	–	5/5 Regularly Scheduled: 4/4 Short Notice: 1/1

Note: Effective June 8, 2022, June 21, 2022, and August 9, 2022 the membership of the committees of the board was refreshed. For more information on the changes in committee membership, see pages 31 and 32. The above table reflects the committee attendance of each committee member during the period of their committee membership. Mr. Lebeter was appointed as a director effective February 1, 2023. Accordingly, his meeting attendance is not disclosed in the above table.

1.

Prior to June 21, 2022, both Mr. Hodgson (as board chair) and Mr. Poweska (as President and CEO) regularly attended each committee meeting by standing invitation. Following June 21, 2022, both Mr. Hodgson (as board chair) and Mr. Sheffield (as Interim President and CEO) regularly attended each committee meeting by standing invitation. Mr. Hodgson and Mr. Poweska attended all regularly scheduled board and committee meetings between January 1, 2022, and June 21, 2022. Mr. Hodgson attended all regularly scheduled board and committee meetings between June 21, 2022, and December 31, 2022. Mr. Hodgson attended all short notice meetings during 2022 except for one that he was unable to attend due to a long-standing prior commitment. Mr. Sheffield attended all regularly scheduled board and committee meetings between June 21, 2022, and December 31, 2022.

Hydro One Limited | 2023 Management Information Circular 27

BUSINESS OF THE MEETING

In Camera Meetings

At each meeting of the board, the independent directors hold an in camera meeting at which non- independent directors and members of management are not present. Each committee of the board also holds similar sessions at each of their respective meetings.

These sessions encourage open and candid discussion among the directors. In 2022, an in-camera meeting was held at each of the regularly scheduled board and committee meetings, for a total of 24 such meetings.

Cease Trade Orders and Bankruptcies

Except as described below, no director nominee:

•

is, or within the last 10 years has, served as a director or (i) a chair, vice-chair or president, (ii) a CEO or chief financial officer, (iii) a vice president in charge of a principal business unit, division or function including sales, finance or production; or (iv) an individual performing a policy-making function (each of (i), (ii), (iii) and (iv), an executive officer) of any company that, during such service or within a year after the end of such service, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

•

is, or within the last 10 years has served as, a director, CEO or chief financial officer of any company that, during such service or as a result of an event that occurred during such service, was subject to an order (including a cease trade order or similar order or an order that denied access to any exemption under securities legislation), for a period of more than 30 consecutive days; or

•

within the last 10 years has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.

Penalties or Sanctions

None of the independent director nominees of Hydro One has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority. None of the director nominees has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision or in deciding whether to vote for a proposed director.

28 Hydro One Limited | 2023 Management Information Circular

		2	Corporate
Governance
Corporate
Governance

Hydro One and the board recognize the importance of corporate governance to the effective long-term management and value of the company. Independence, integrity and accountability are the foundation of our approach to corporate governance. This section discusses in more detail our approach to corporate governance, the priorities of the board and what we expect from our directors.

Hydro One’s Corporate Governance Practices

Hydro One maintains corporate governance policies, procedures and practices that reflect our commitment to corporate governance best practices. Our practices generally exceed the rules and regulations issued by Canadian Securities Administrators and the TSX. The GRC and the board regularly review the company’s governance practices in response to changing governance expectations, regulations and best practices and make recommendations to the board for change on an ongoing basis.

The Governance Agreement requires approval of the board by way of a special resolution of at least two-thirds of the votes cast at a board meeting or unanimous written consent of all directors is required in order to make changes to the director skills matrix, Board Diversity Policy, Majority Voting Policy, Corporate-Shareholder and Stakeholder Engagement Policy, Corporate Disclosure Policy, Corporate Governance Guidelines, Mandate for the Hydro One Ombudsman, mandates of the board and its committees and its structure, position descriptions for the President and CEO, the board chair, the directors and the committee chairs, Code of Business Conduct, Whistleblower Policy, Executive Share Ownership Guidelines, Anti-Hedging Policy and Compensation Recoupment Policy.

You can find more information on our governance practices and policies on our website at: https://www.hydroone.com/about/corporate-information/governance.

✔	What We Do
Independence
✔	All of our directors are independent (except for the CEO) and all members of our board committees are independent
✔	Separate roles of board chair and the CEO
✔	In camera sessions – independent directors meet without management at each regularly scheduled board and committee meeting
✔	Board committees have full authority to retain independent advisors
Leadership and development
✔	We have a comprehensive orientation process for new directors and an ongoing education program for the board
✔	Board assessments are conducted annually to ensure board effectiveness
Environmental, Social & Governance (ESG)
✔	Board oversight of sustainability matters including climate, Indigenous relations, government relations and other ESG matters

Hydro One Limited | 2023 Management Information Circular 29

CORPORATE GOVERNANCE

✔	What We Do
Diversity and succession
✔	Our board represents a diverse mix of skills, background and experience – currently, 40% of our independent directors are women and 20% of our independent directors self-identify as an Indigenous Person. Three of the four board committee chairs are women. No directors self- identify as a person with disabilities, Black or a Person of Colour, or 2SLGBTQIA+.
Robust Majority Voting Policy
✔	Formal succession planning process in place for the executive leadership team, and the board
✔	We use an independent recruiting firm to help identify and track a diverse group of board succession candidates
✔	Limit other public company directorships and board interlocks
✔	Director term and age limits
Ethics and integrity
✔	Promote a strong culture of integrity and ethical behaviour guided by a Code of Business Conduct
Shareholder engagement and alignment
✔	Provide shareholders with an annual say on pay vote
✔	Minimum non-executive director share ownership requirements equivalent to 3x total annual retainer
✔	Formal Corporate-Shareholder and Stakeholder Engagement Policy describes how shareholders can provide direct feedback to the board and we engage with shareholders throughout the year
✔	Disclose directors’ equity holdings and require at least 50% of annual board retainer in equity, to align interests with those of our shareholders
✖	What We Don’t Do
✖	No overcommitted directors – no director simultaneously sits on more than four other public company boards
✖	No stock option awards for directors
✖	No staggered board – all our directors are elected annually
✖	No dual class, non-voting or subordinated voting shares
✖	No monetization or hedging of common shares or equity compensation

The Governance Agreement and the July 11, 2018 Letter Agreement with the Province

The Governance Agreement describes certain principles and standards that govern how Hydro One will be managed and operated, including that the Province, in its capacity as a holder of common shares, will engage in the business and affairs of Hydro One as an investor and not as a manager. Among other things, the Governance Agreement:

•	requires that, except for the CEO, all board members be independent of Hydro One and independent of the Province (please refer to page 35 for the definition of independence);

•	addresses the director nomination process, including the entitlement of the Province to nominate 40% of directors to be elected;

•

requires Hydro One to maintain a Majority Voting Policy for director elections and restricts the Province’s ability to withhold from voting for directors except where the Province replaces the entire board other than the CEO and, at the Province’s discretion, the board chair;

•	requires approval by special resolution of the directors of the appointment and annual confirmation of the CEO, the board chair and changes to key governance practices of the company;

30 Hydro One Limited | 2023 Management Information Circular

•

restricts the right of the Province to exercise certain shareholder rights, such as to requisition a shareholder meeting to consider a fundamental change, or to solicit others to exercise rights which the Province is restricted from exercising; and

•	restricts the acquisition of voting securities by the Province but grants the Province pre-emptive rights with respect to future issuances of voting securities.

Following the June 7, 2018 election in Ontario, Hydro One and the Province entered into a letter agreement dated July 11, 2018 (the July 11 Letter Agreement) for the purpose of the orderly replacement of Hydro One’s then 13 independent directors (the former directors) and the retirement of the then President & CEO.

A copy of the Governance Agreement and the July 11 Letter Agreement have been filed on SEDAR and are available under Hydro One’s profile at www.sedar.com.

Board Structure

The structure and role of the board are consistent with leading governance practices and reflect the requirements of the Governance Agreement. Except for the board chair and the President and CEO, all director nominees serve on two board committees. The board chair and the President and CEO regularly attend each committee meeting by standing invitation but have no vote at the committee meetings.

All members of these committees are persons determined by the board to be independent. The board committees are responsible for assisting the board in carrying out its duties and fulfilling its oversight responsibilities relating to the matters set out in each committee mandate, which were approved by the board.

75% of our committee chairs are women

Each committee chair reports to the board following their meetings and makes any recommendations and provides guidance to the board in accordance with their committee mandate.

There was a change of membership of the committees to the board of directors following the annual meeting of shareholders on June 8, 2022. On June 21, 2022, there was a further change of membership of the committees to the board of directors following Mr. Poweska’s departure and Mr. Sheffield stepping into the role of Interim President and CEO. The changes are reflected in the charts below:

January 1, 2022 – June 8, 2022

Board of Directors

Audit Committee

- Russel Robertson (Chair)
- Blair Cowper-Smith
- Jessica McDonald
- Stacey Mowbray
- Melissa Sonberg

Governance & Regulatory Committee

Indigenous Peoples, Safety & Operations Committee

Human Resources Committee

- Melissa Sonberg (Chair)
- Blair Cowper-Smith
- Jessica McDonald
- Russel Robertson

June 8, 2022 – June 21, 2022

Board of Directors

Audit Committee

- Stacey Mowbray (Chair)
- Blair Cowper-Smith
- Melissa Sonberg
- Russel Robertson

Governance & Regulatory Committee

Indigenous Peoples, Safety & Operations Committee

Human Resources Committee

- Melissa Sonberg (Chair)
- Blair Cowper-Smith
- Russel Robertson

Hydro One Limited | 2023 Management Information Circular 31

CORPORATE GOVERNANCE

June 21, 2022 – August 9, 2022

Board of Directors

Audit Committee

Stacey Mowbray (Chair)
Blair Cowper-Smith
Melissa Sonberg
Russel Robertson

Governance & Regulatory Committee

Susan Wolburgh Jenah (Chair)
Cherie Brant
David Hay

Indigenous Peoples, Safety & Operations Committee

David Hay (Chair)
Cherie Brant
Stacey Mowbray
Susan Wolburgh Jenah

Human Resources Committee

Melissa Sonberg (Chair)
Blair Cowper-Smith
Russel Robertson

August 9, 2022 – December 31, 2022

Board of Directors

Audit Committee

Stacey Mowbray (Chair)
Blair Cowper-Smith
Melissa Sonberg
Mark Podlasly
Russel Robertson

Governance & Regulatory Committee

Susan Wolburgh Jenah (Chair)
Cherie Brant
David Hay

Indigenous Peoples, Safety & Operations Committee

David Hay (Chair)
Cherie Brant
Stacey Mowbray
Susan Wolburgh Jenah

Human Resources Committee

Quorum

A majority of directors is required to meet quorum at every board and committee meeting. A quorum of shareholders at a meeting is achieved if holders of not less than 25% of the shares entitled to be voted at the meeting of shareholders are present in person or represented by proxy at the start of the meeting, provided that a quorum shall not be less than two persons.

Position Descriptions

As detailed in the table below, the board has written position descriptions in place for the chair of the board, committee chairs, and the President and CEO that describe the division of duties, expectations and responsibilities for each, respectively. These are reviewed and approved annually by the GRC and the board.

32 Hydro One Limited | 2023 Management Information Circular

Role	Position Description	Key Responsibilities
Board Chair

•  Required under the Governance Agreement to be separate from the President and CEO and must be independent of both Hydro One and the Province

•  Nominated and confirmed annually by special resolution of the board

•  Acts as a liaison between the board and management

•  Responsible for overseeing the administration of the affairs of the board in carrying out its duties and responsibilities

•  Provides leadership to the board to enhance the board’s effectiveness for its accountabilities, including supervision of management of the company and oversight of the relationships between the board, management, shareholders, customers and other stakeholders

•  Presides at all board meetings

•  Chairs all sessions with the independent directors

•  Ensures that independent directors meet in camera at each meeting of the board without members of management or non- independent directors present

•  Works with the board committees to ensure they have a proper structure, mandates, appropriate assignments and work plans

•  Supports and assists in director orientation and continuing education

•  Ensures that an appropriate system is in place to annually evaluate the performance of the board as a whole

Committee Chairs	• A director appointed by the board to oversee the operation of a board committee • Must be independent

•  Provides leadership to the committees

•  Facilitates the functioning of the committee, providing recommendations to the board and reporting to the board on its activities and compliance with the committee’s mandate

•  Provides input on succession planning for their position and committee

•  Ensures that the independent directors of the committee meet in camera at each meeting of the committee without members of management or non-independent directors present

•  Attend committee chair forums in advance of quarterly board meetings

President & CEO	• Lead Hydro One • Develop, implement plans, policies, strategies and budgets for the growth and profitable operation of the company • Confirmed annually by special resolution of the board

•  Ensures that the day-to-day business affairs of the company are appropriately managed

•  Formulates and presents to the board for discussion and approval the company’s long-term business plans, strategy and policies that address the opportunities and risks facing the company and lead to the creation of shareholder value

•  Identifies, assesses, monitors and manages the principal risks of the company

•  Develops and recommends to the board annual business plans and budgets that support the company’s long-term strategy and business plans

•  Promotes and maintains effective relationships with stakeholders

•  Ensures strong governance for safe and efficient operations and strategic leadership for health, safety and environment

•  Fosters and advances a corporate culture that promotes respect, equity, diversity and inclusion and proactively ensures the company complies with all of its legal, ethical and moral obligations

•  Fosters and advances a positive work environment that is conducive to attracting, retaining and motivating a diverse group of high performing, engaged employees at all levels

•  Oversees effectiveness of the company’s leadership development programs and succession plans

Hydro One Limited | 2023 Management Information Circular 33

CORPORATE GOVERNANCE

You can find the board and committee mandates, and position descriptions for the chair, committee chairs, directors and CEO posted in the corporate governance section of our website at:

https://www.hydroone.com/about/corporate-information/governance.

Nomination of Directors

The GRC serves as the nominating committee of the board and is responsible for identifying qualified candidates for election to the board, having regard for their independence, background, diversity, experience and skills and the alignment of their experience and skills with Hydro One’s needs. The GRC maintains an evergreen list of potential director nominees, taking into account the existing skills matrix, the board diversity policy, the recruitment of women and Indigenous Peoples, term limits, the board evaluation results from the previous year, and other relevant factors.

Annually, under the Governance Agreement, the Province is entitled to nominate the number of directors that is equal to 40% of the number of directors to be elected (rounded to the nearest whole number). The Province has no obligation to nominate any of the individuals recommended by the GRC or board as one of its director nominees. Below is a description of the nomination process generally followed each year with the Province leading up to our annual meeting of shareholders:

Exchange of Nomination Notice with the Province

•  Not later than 60 days prior to the date by which proxy solicitation materials must be mailed for Hydro One’s annual meeting, each of the Province and the GRC will notify the other of its proposed director nominees

Confirmation/Rejection of Director Nominees

•  The GRC and the Province have 10 business days following receipt of the above-referenced notice to confirm or reject the director nominees

•  If a proposed nominee is not already a director of Hydro One or is a director but whose circumstances have materially changed in a way that would affect how they would continue to meet director qualification standards under the Governance Agreement, then the GRC and the Province have 10 business days following exchange of nomination notices to confirm or reject the director nominees on the basis that the nominee does not meet the qualification standards

•  If a director nominee of the Province or the GRC is rejected, the Province or the GRC will be entitled to nominate additional candidates until a nominee is confirmed by the other

•  If no replacement nominee is confirmed for a director who was expected to depart from the board and that director does not resign, that director shall be re-nominated

•  The Province and the committee will use commercially reasonable efforts to confirm director nominees prior to the date by which proxy solicitation materials must be mailed for the annual meeting of shareholders

34 Hydro One Limited | 2023 Management Information Circular

Obligations of the Province

•  The Province is required under the Governance Agreement to vote in favour of all director nominees of Hydro One in accordance with the process set out in the Governance Agreement

•  This obligation is subject, however, to the Province’s overriding right to withhold from voting or otherwise seek a shareholder meeting to remove and replace the entire board, including in each case its own director nominees but excluding the CEO and, at the Province’s discretion, the board chair

Director nominees must meet the director qualification standards set out in the Governance Agreement, including the prescribed director independence requirements and requirements under securities laws, the Governance Agreement, and applicable stock exchange rules. If a proposed nominee is replacing an existing director, under the Governance Agreement, the nominee must also, when taking into account existing directors and other confirmed nominees, enable the board to satisfy the board composition requirements of Hydro One’s director skills matrix, board diversity policy and other governance standards.

All of our directors owe a fiduciary duty to act honestly, in good faith and in the best interests of Hydro One regardless of whether they are nominated by the Province or by the company’s GRC. Pursuant to the Governance Agreement, a majority of the board must at all times be resident Canadians.

Independence

None of the director nominees standing for election have ever served as an executive of the company. Having an independent board is one of the ways we ensure that the board operates independently of management and makes decisions in the best interests of Hydro One and our shareholders and other stakeholders.

The table below summarizes what it means for director nominees to be independent of Hydro One and independent of the Province.

Independent of Hydro One	Independent of the Province

•  Directors must be independent within the meaning of all Canadian securities laws governing the disclosure of corporate governance practices and stock exchange requirements imposing a number or percentage of independent directors; and

•  A director who is “independent” within the meaning of applicable securities laws is one who is free from any direct or indirect relationship which could, in the view of the board, be reasonably expected to interfere with a director’s independent judgment, with certain specified relationships deemed to be non-independent.

•  They are independent of Hydro One under Ontario securities laws governing the disclosure of corporate governance practices, where the Province and certain specified provincial entities are treated as Hydro One’s parent under that definition;

•  They are not a current official or employee of the Province; and

•  They have not been an official or employee of the Province for at least three years prior to their nomination to the board.

The chair of the board of Hydro One is independent of Hydro One and the Province.	With the exception of the President and CEO, all 2023 director nominees are independent.

Hydro One Limited | 2023 Management Information Circular 35

CORPORATE GOVERNANCE

Ethical Business Conduct

Hydro One promotes ethical principles to foster integrity, respect, excellence and social responsibility. The company has a written Code of Business Conduct that applies to all employees, directors and officers of Hydro One and its subsidiaries.

The full text of the Code of Business Conduct and Whistleblower Policy is available on Hydro One’s website at www.HydroOne.com.

The Code of Business Conduct refers to Hydro One’s core values and establishes standards to define how employees, officers and directors of Hydro One should act. In addition, Hydro One requires each of its contractors, suppliers, business partners, consultants and agents to comply with the Code of Business Conduct, to the greatest extent feasible, in their dealings with or on behalf of Hydro One. The Code of Business Conduct addresses, among other things, health and safety matters, conflicts of interest, discrimination and harassment, confidentiality, insider trading, environmental protection, safeguarding Hydro One’s assets (including accounting and financial reporting), fraudulent activity and compliance with all applicable laws, rules and regulations.

We also have a Supplier Code of Conduct, which supplements the Code of Business Conduct. The Supplier Code of Conduct sets out the standard of business behaviour expected of Hydro One’s suppliers. It includes the requirement to act with honesty and integrity, be guided by Hydro One’s ethical values, and comply with both the spirit and intent of the Supplier Code of Conduct.

The board monitors compliance with the Code of Business Conduct through the HRC. The HRC oversees the procedures of the Code of Business Conduct and Whistleblower Policy, including the receipt, management, investigation and closure of complaints received, except for accounting, internal accounting controls and auditing matters, which are reserved for oversight by the audit committee. The HRC received a code of business conduct and whistleblower report at each quarterly committee meeting in 2022. In 2022, the audit committee was advised that no such complaints under its oversight were received.

Any actual, potential or suspected violation of the Code of Business Conduct can be reported anonymously directly to the company’s chief ethics officer, as confidential designee of the audit committee, or via ClearView Connects, a confidential independent third-party ethics reporting service in accordance with the Whistleblower Policy, which is monitored by the company’s chief ethics officer. Anonymous reports can also be made directly to the company’s corporate ethics office.

The Whistleblower Policy is designed as a safeguard against threats to the integrity of our financial reporting, threats to health and safety, wrongdoing by employees, representatives and business partners and actual, potential or suspected violations of our Code of Business Conduct and applicable laws, rules and regulations.

The Whistleblower Policy also includes anti-reprisal provisions in order to protect employees who make a report in good faith. All reports are investigated internally or by an independent external party.

Each year, employees receive refresher training on the Code of Business Conduct and our fraud risk assessment management program.

The 2022 Code of Business Conduct annual refresher training provided an overview of the elements of the Code of Business Conduct and, among other things, addressed harassment in the workplace.

Directors were provided with the 2022 Code of Business Conduct annual refresher training and confirmed compliance with the Code of Business Conduct.

Employees are encouraged to discuss workplace harassment, in relation to Hydro One’s policies on acceptable workplace behaviours. We take steps to categorize harassment cases, including identifying those that are of a sexual nature or have an element of workplace sexual harassment. All cases are investigated and reported to the HRC quarterly.

Conflict of Interest and Related Party Transactions

Under our Corporate Governance Guidelines, directors have an ongoing obligation to report potential or actual conflicts of interest and provide us with complete information on all entities in which they have a material interest, so that any potential conflicts, including related party transactions, can be identified.

36 Hydro One Limited | 2023 Management Information Circular

SKILLS AND EXPERIENCE OF THE BOARD

These guidelines define conflict of interest broadly to include a situation where a director has a personal or financial interest in a matter which is the subject of an action or decision by Hydro One that may reasonably be perceived to affect the objectivity of the director in carrying out their responsibilities and duties, that represents an advantage or gain to the director or certain other persons or which may otherwise affect their personal, business or professional interests. This definition is generally expected to capture any related party transactions to which such person is a party, and requires that such actual or potential conflict be disclosed to the board chair, our chief legal officer and our chief ethics officer. If the board chair concurs with the Chief Legal Officer that there is an actual or potential conflict, the applicable director will disclose that interest to the board or committee (as the case may be) and will recuse themselves from any meeting and any discussions or vote on the matter. Our Code of Business Conduct applies these principles more generally, and any waiver of an actual or potential conflict, including a material interest in a related party transaction, in favour of any director or executive officer will only be granted by the board.

The audit committee mandate provides that the audit committee will review any related party transactions that may have a material current or future effect on the company’s financial condition, results of operations or other matters.

We also ask our directors and officers questions regarding related party matters in our annual director and officer questionnaires, and we circulate a dedicated related party questionnaire to our board, senior executives and to the individuals who serve on the boards of Hydro One’s subsidiaries on an ongoing (at least biannual) basis in order to identify any interest in related party transactions. Any affirmative responses from these questionnaires are forwarded to the audit committee and GRC for consideration. In 2022, there were no material conflicts of interest, related party transactions or waivers of our Code of Business Conduct reported by or granted in favour of any of our directors, CEO or other senior executives.

Skills and Competencies of the Board

The skills matrix below shows the board’s mix of key skills and experience in areas that are important to Hydro One’s business. This skills matrix underwent a comprehensive review in 2022 by the GRC so that the skills matrix continues to align with and support Hydro One’s strategy and the development of a diverse board of directors. The skills matrix is used to identify those skills for which the company will recruit when making changes to its board. The following chart outlines the key areas of skills and experience for each director nominee other than Mr. Lebeter:

Major Competencies
Director	Accounting/ Finance	Human Resources/ Executive Compensation/ Union Relations	Customer	Utility/ Energy Sector	Capital Markets	Stakeholder Engagement (including Indigenous Peoples)	Government/ Regulatory/ Public Policy	Information Technology/ Digital & Cyber Security	Risk Management	Business Transformation	Sustainability/ ESG	Large Company/ Senior Executive	Governance
Cherie Brant				✔		✔	✔				✔		✔
David Hay	✔		✔	✔	✔		✔		✔	✔		✔	✔
Timothy Hodgson	✔				✔		✔	✔	✔			✔	✔
Stacey Mowbray	✔	✔	✔					✔	✔	✔		✔	✔
Mitch Panciuk	✔	✔	✔	✔		✔	✔		✔
Mark Podlasly				✔		✔	✔				✔		✔
Helga Reidel	✔	✔	✔	✔					✔			✔	✔
Melissa Sonberg		✔	✔			✔	✔			✔	✔	✔	✔
Brian Vaasjo	✔	✔		✔	✔		✔				✔	✔
Susan Wolburgh Jenah		✔			✔	✔	✔				✔	✔	✔

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CORPORATE GOVERNANCE

Description of Competencies:

Accounting/Finance

Senior financial officer of a publicly listed company or major organization or experience in financial accounting and reporting, and corporate finance (familiarity with internal financial controls, Canadian and/or US GAAP, and/or International Financial Reporting Standards).

Human Resources/ Executive Compensation/ Union Relations

Strong understanding of human resource development, organizational/ personal development and training working with a unionized workforce and compensation, benefit and pension programs, with specific expertise in executive compensation programs.

Customer	Experience with mass consumer-facing business, major retail channels and customer-focused strategy.
Utility/Energy Sector	Experience in the utility/electricity industry, combined with a strong knowledge of market participants.
Capital Markets	Experience in investment banking, finance or in major mergers and acquisitions.
Stakeholder Engagement (including Indigenous Peoples)

Experience in, or a strong understanding of, communications and relations with investors, customers, regulators, and community relations, especially experience in relations with Indigenous communities.

Government/Regulatory/ Public Policy	Experience in, or a strong understanding of, complex legal and regulatory regimes, the workings of government and public policy in Canada and internationally.
Information Technology, Digital & Cyber Security

Experience in information technology, digital, operating technology, artificial intelligence and cyber security with knowledge of leading practices in governance and oversight; procedures and controls; operations; and project delivery.

Risk Management	Experience or understanding of enterprise risk management systems, procedures and practices.
Business Transformation	Experience driving strategic direction changes and leading growth of an organization.
Sustainability/ESG

Experience in or a strong understanding of environmental, social and governance programs, sustainable practices and policies, health and safety policies, corporate social responsibility programs and/or diversity, equity and inclusion initiatives so that we can operate safely in an environmentally and socially responsible manner.

Large Company/ Senior Executive	Experience as a chief executive officer, chief operating officer or chief financial officer of a publicly listed company or major organization.
Governance	Experience in, or a strong understanding of, leading corporate governance practices and principles at a public company.

38 Hydro One Limited | 2023 Management Information Circular

Term Limits

The company’s board is committed to a process of renewal and succession planning for directors. The board has adopted term limits on board service, a mandatory retirement age and a committee chair service review which are set out in the corporate governance guidelines.

Term Limit	Age Limit

Non-executive directors cannot stand for re-election 12 years after the date on which the director first beganserving on the board of directors of Hydro One or any of its subsidiaries, except in special circumstances (including if necessary to facilitate orderly board renewal) on the recommendation of the GRC.

No director shall be appointed or elected as a director after that person has reached 75 years of age, unless otherwise determined by the board.
Committee Chair Service Review

As part of the GRC's annual review of committee memberships and structure, the GRC considers whether it is appropriate to change committee chairs for directors who have served as a committee chair for four or more years.

Limit on Directorships

The company recognizes that the board can benefit when a director also serves on the board of another company. However, as directors are expected to devote the time necessary to fulfil their responsibilities, a director’s acceptance of additional positions as a corporate director of for-profit, not-for-profit or private entities are subject to the board’s review. We limit the number of public company boards (excluding Hydro One and its subsidiaries) a non-management director can serve on up to four, and the President and CEO should not hold more than one such directorship.

The audit committee mandate also provides that no member of the audit committee may serve on the audit committee of more than two other publicly traded companies (other than Hydro One and its subsidiaries) unless the board has first determined that such simultaneous service would not impair the ability of the member to serve effectively on the audit committee.

No current director or director nominee serves on more than four other public company boards and no member of the audit committee serves on the audit committee of more than two other public company boards.

Board Interlocks

The board seeks to avoid having more than one board interlock at any given time. A “board interlock” is a circumstance where two or more directors serve on the board of directors of another publicly traded company (excluding service on the boards of any of the company’s subsidiaries). Directors may not accept an invitation to join the board of another publicly traded company, and new candidates for service on the board will not be invited to join the board, if it would result in there being more than one board interlock (or would increase the number of directors involved in the same board interlock), in each case unless approved by the board. The board reviews outside directorships regularly. Directors are required to notify the chair of the board and the chair of the GRC of any opportunity to join another board prior to accepting any invitation to join another board.

The company currently has no board interlocks.

Hydro One Limited | 2023 Management Information Circular 39

CORPORATE GOVERNANCE

Majority Voting Policy

The board has a Majority Voting Policy for the election of directors. This policy provides that in an uncontested election, any nominee for director who receives more withheld votes than for votes will immediately tender their resignation following the election meeting for consideration by the board. The board will review the matter and take whatever actions it determines are appropriate in the circumstances. The director who has tendered their resignation pursuant to this policy will not participate in any deliberations of the board regarding the resignation. In this instance, the other directors shall consider, and within 90 days of the election meeting determine, whether or not to accept the resignation. A resignation will be accepted absent exceptional circumstances and is effective when accepted by the board. A press release will be issued promptly following the director’s decision (including, if applicable, the reasons for rejecting the resignation). If a director does not tender their resignation pursuant to this policy, the board will not re-nominate that director at the next election. If there are fewer than three directors who did not receive a majority withheld vote, the entire board shall consider and, within 90 days following the election meeting determine, whether or not to accept the resignation and shall accept the resignation absent exceptional circumstances.

Under the Governance Agreement, the Province may not withhold its votes for the nominees proposed for election in an uncontested election unless the Province withholds from voting for all nominees other than the CEO and, at the Province’s discretion, the chair. Where directors have received a majority withheld vote as a result of the Province withholding its vote from their election in an uncontested election and have tendered their resignations, the board will take whatever actions it determines are appropriate, and the directors who received a majority withheld vote may participate in that determination.

The Majority Voting Policy does not apply to a contested election where the number of candidates for director validly nominated exceeds the number of directors to be elected at that meeting.

Environmental, Social & Governance (ESG)

The board oversees the company’s approach to environmental, social and governance matters relating to the long-term health and sustainability of the company. This oversight includes reviewing and approving the company’s key sustainability priorities, its program, and its annual sustainability report.

The board’s IPSO committee oversees the company’s programs and approaches related to our sustainability objectives, including in the areas of Indigenous relations, community investment, safety and the environment. The GRC oversees the company’s regulatory, customer and public policy matters. The HRC oversees the company’s diversity, equity and inclusion programs and initiatives, and our wellness programs, including our support for employees’ mental health.

As a transmission and distribution company, we are focused on executing the sustainability priorities of our corporate strategy where we believe we can make the greatest impact: diversifying our talent across our workforce and creating an equitable and inclusive work environment; effectively managing the impact of climate change on our business, supporting Ontario in enabling the energy transition and reducing our environmental footprint; and on strengthening our Indigenous and community partnerships in order to build socio-economic capacity across the province. In 2021, under the Board’s oversight, Hydro One made significant commitments to advance our performance in our priority areas.(1)

1. See “Caution Regarding Forward-looking Statements” starting on page 110.

40 Hydro One Limited | 2023 Management Information Circular

Hydro One is committed to reporting annually on our progress in achieving these publicly stated goals in our annual sustainability report and to continuously increasing the transparency and accountability of our ESG disclosures. These disclosures are guided by the Global Reporting Initiative sustainability reporting standards, the Sustainability Accounting Standards Board, Electricity Canada’s Sustainable Electricity Company designation and the company’s sustainability materiality assessment. In 2021, for the first time, we began broadly aligning our climate disclosures to the recommendations of the Task Force on Climate- related Financial Disclosures (TCFD). Understanding the risks and opportunities posed by climate change on our business, we are committed to increasing our alignment with the TCFD recommendations and providing transparent disclosures of our progress. In 2022, we integrated the United Nations Sustainable Development Goals (UN SDGs) into our reporting.

Hydro One has made important progress on advancing our performance in our priority areas of People, Planet and Community. In 2022, in partnership with First Nation leaders from across Ontario, Hydro One announced a new industry-leading equity partnership model, which will offer First Nations a 50% equity stake in all future large scale capital transmission projects. We also amended our syndicated lines of credit to include a pricing adjustment which can increase or decrease our cost of funding based on our performance in these three priority areas. In January 2023, Hydro One demonstrated its commitment to sustainability by publishing a Sustainable Financing Framework, a first for a utility company in Canada. The company also successfully priced its inaugural offering of Medium-Term Notes (MTN) under the new Sustainable Financing Framework in the amount of $1,050 million. This is the largest aggregate amount issuance of sustainable bonds by a corporate issuer to date in Canada. For further information regarding the company’s key sustainability priorities, please see pages 40, 72 and 73 of the circular. For a recent copy of the company’s sustainability report, please see the following link: https://www.hydroone.com/Sustainability.

Our most recent TCFD disclosure can be found in our 2021 Sustainability Report, an extract of which is available at: https://www.hydroone.com/Sustainability/Documents/CSR_2021/HydroOne_CSR_2021_Task_ Force.pdf. Neither our Sustainability Report nor extracts thereof are incorporated by reference into this Circular.

Diversity, Equity and Inclusion (DEI)

Diversity, equity and inclusion are a source of our strength and a significant competitive advantage. We stand for people and make it a priority to build an inclusive work environment where our employees, customers, partners and the communities we serve feel heard, valued and experience a sense of belonging. This approach also makes business sense and is critical to our success, positively impacting innovation, engagement, trust and improving safety, the customer experience and business performance.

We believe that Diversity, Equity and Inclusion (DEI) are vital to helping us build a better and brighter future for all. This is our vision and to achieve it, we will eliminate the barriers faced by diverse groups and work to maintain a welcoming, inclusive workplace for everyone.

Board Diversity

The board has a board diversity policy (the Diversity Policy) to formalize Hydro One’s commitment to diversity and its desire to maintain a board comprised of talented and dedicated directors whose skills, experience, knowledge and backgrounds reflect the diverse nature of the business environment in which we operate, including an appropriate number of directors who are women.

The level of representation of women and persons who identify as Indigenous, Black or as a Person of Colour (BPOC) on the board is specifically considered in identifying and nominating candidates for appointment or election to the Board. Any search firm engaged to assist the board or the GRC in identifying candidates for appointment to the board will be directed to include diverse candidates including women and persons who identify as an Indigenous Person, Black and/or a Person of Colour. Women candidates are included in the evergreen list of potential director nominees. Annually, the GRC reviews the Diversity Policy and assesses compliance with the policy and its effectiveness in promoting a diverse board.

Hydro One Limited | 2023 Management Information Circular 41

CORPORATE GOVERNANCE

Diversity Targets

Since our initial public offering in November 2015 the board has maintained over 30% women director representation, meeting and exceeding our commitment to the Catalyst Accord (more information on the Catalyst Accord is provided below). When identifying and nominating candidates for appointment, election or re-election to the board, candidates will be considered on merit against objective criteria having due regard to the benefits of diversity and the needs of the board.

The board aspires toward a board composition in which women comprise at least 40% of the directors of the board. Currently, 40% of our independent directors are women. If all director nominees are elected, we will exceed our aspirational goal of 40% with 45% (5) women directors.

The board aspires to have at least one director identifying as an Indigenous Person, Black, or as a Person of Colour hold at least one board seat.

Currently, 20% of our independent directors identify as Indigenous Persons. If all director nominees are elected, we will continue to have a board composition of 20% of independent directors identifying as Indigenous Persons.

Following the meeting, assuming that all the director nominees are elected, the board will therefore be comprised as follows:

	Women		Indigenous Peoples		BPOC		2SLGBTQIA+		Persons with Disabilities
	#	%	#	%	#	%	#	%	#	%
Director nominees*	5	45%	2	18%	0	0	0	0	0	0

*Numbers are based on self-identification.

The board diversity policy can be found here on the company’s website: https://www.hydroone.com/about/corporate-information/governance.

Public Commitments

In 2022, we continued to focus on our three key public commitments – the BlackNorth Initiative Pledge, the Catalyst Accord, and the Leadership Accord on Diversity, Equity and Inclusion.

BlackNorth Initiative Pledge Signatory since 2020

Committed to ending systemic Black racism through various activities including achieving 3.5% Black executives and board members, and 5% Black student hires by 2025. As of December 31, 2022, we have 3% Black students and no Black executives. We gave out five William Peyton Hubbard awards to exceptional Black students and rolled out anti-Black racism education sessions to our people managers.

Catalyst Accord Signatory since 2017	Committed to achieving 30% women executives and 30% women board directors by 2022. We currently have an annual average of 33% women executives and 40% of our independent directors are women.
The Leadership Accord on Diversity, Equity and Inclusion Signatory since 2017

Committed to removing barriers to entry for diverse employees who are underrepresented and measuring change over a two-year timeframe. In 2022 we also completed a systemic barriers and bias review of our talent management lifecycle and will be updating our DEI strategy and creating a roadmap/action plan to eliminate and prevent the identified barriers.

42 Hydro One Limited | 2023 Management Information Circular

Senior Management – Gender

Executive Leadership Team (ELT)

2
5

VP & Above (including ELT)

13
26

Management-Level Directors

33
61

All Employees

2,045
7,432
Men
Women

Above data based on sex at birth. Data based on overall average in 2022.

Gender, Indigenous, Black and Person of Colour Representation in Management

On average in 2022, 33% of our executives (13 individuals), including two of seven (or approximately 29%) ELT members and one of five (or 20%) executive officers, are women. The average total number of women holding executive roles increased by approximately 2% from 2021 to 2022. This increase allowed us to slightly exceed our target of 30% women executives by 2022 set out in the Catalyst Accord.

In 2022 we also continued to gather broader demographic data as part of our Diversity Census and based on our entire population at year end, of 7,586 employees, 3% self-identified as Indigenous and 12% self-identified as BPOC. For vice president and above, 3% self-identified as Indigenous and 18% self-identified as BPOC and 14% of our management-level directors self-identified as BPOC. Hydro One continues to strive to recruit diverse executives and considers the level of representation of women in executive officer positions when making executive officer appointments. With the completion of our systemic barriers and bias review and a refresh of our Diversity Census data in 2022, the potential adoption of targets is now under consideration.

Hydro One Limited | 2023 Management Information Circular 43

CORPORATE GOVERNANCE

You can meet our executive leadership team here: https://www.hydroone.com/about/corporate-information/senior-leadership-and-board.

DEI Commitment Statement and Related Initiatives

In 2022 our board of directors approved an updated DEI Commitment Statement which took the place of our Workplace Diversity and Inclusion Policy and which we posted both internally and externally on our Hydro One website. Some key initiatives that we focused on aligned with our new refreshed Commitment Statement included the following:

1.

Conducted a systemic barriers and bias review of our talent management lifecycle including processes and practices related to recruitment, development, promotion and retention, taking an intersectional lens on a variety of diversity dimensions including gender, race, ability, and immigrant professional status.

2.	Launched DEI foundational training in an e-learning format to over 7,400 employees in Operations. 90 minute in-person sessions are also being conducted on an ad hoc basis.

3.

Organized eight anti-Black racism education sessions starting with our executives and directors and cascading to our people managers. A total of 272 participated in 2022 and we will continue cascading the training to all employees in 2023 and beyond.

4.	Launched a pilot women in trades mentoring program.

5.

Held our first hybrid Diversity, Equity and Inclusion Symposium on Destigmatizing Visible and Invisible Disabilities in the Workplace. We had over 300 employees attend in person and over 200 attend virtually.

6.	Continued to conduct Men Advocating Real Change (MARC) workshops for our field managers and supervisors focused on how to advance gender equity in the workplace.

7.

Launched a second Diversity Census with our expanded diversity dimensions of gender identity, race, ethnicity, sexual orientation, people with disabilities and immigrant professionals. We had 72% of our workforce provide self-identification data in our census.

8.

Continued to work with our Diversity, Equity and Inclusion Council comprised of directors and vice presidents and co-chaired by our Vice President of Transmission and Stations and Vice President, Tax. The role of the Council is to:

a.	Advise on diversity and inclusion strategies, programming, initiatives, and policies;

b.	Advocate for diversity and inclusion issues; and

c.	Act as diversity and inclusion champions and change agents promoting diversity and inclusion and disseminating best practices throughout Hydro One.

9.

Continued to partner with our Employee Resource Groups, which are voluntary groups of employees organized around a specific identity or interest. To date, we have eight Employee Resource Groups at Hydro One that bring together women, People of Colour, Indigenous employees, 2SLGBTQIA+ employees, employees with visible and invisible disabilities, men and supporters and allies to connect, develop, learn from each other and to support the advancement of inclusion at Hydro One.

10.

Continued to collaborate with our unions through our Diversity Committee to advance diversity and inclusion. Our Diversity Committee is comprised of representatives from management, the Canadian Union of Skilled Workers (CUSW), the Power Workers Union (PWU) and the Society of United Professionals.

44 Hydro One Limited | 2023 Management Information Circular

Hydro One continues to strive for a workplace that reflects the diversity of Ontario, where we live and work, while ensuring that we build a corporate culture of dignity, respect, trust and belonging. In looking ahead, we plan on building on the DEI work we have done by:

1.	Rolling out our ‘Step Up’ program to address inclusion, respect and psychological safety in the field. This one-day program, aligned with our operational and corporate strategies, will:

–	Foster a culture of inclusion and respect

–	Promote psychological safety

–	Raise awareness around what is, and what is not, appropriate workplace behaviour

–	Empower and inspire employees to take action, or “step up”, when they see disrespectful and non-inclusive behaviour

2.	Launching Leadership Conversation Circles to raise awareness on inclusive leadership for directors and executives

3.	Spearheading a pilot mentoring program for Black identifying talent

4.	Setting diversity targets for women, Indigenous, Black and People of Colour to enhance our pipeline of talent, with a focus on trades, students and executive roles

Succession Planning and Talent Management

We have in place a robust succession planning framework that is aimed at ensuring a pipeline of highly skilled and talented leaders to drive and support Hydro One’s long-term business and corporate strategy aspirations.

In 2022, we made progress with our leading Talent Management program, with a pilot rollout that entailed taking our entire Executive Leadership Team (ELT) through a series of multi-faceted assessments built from the Success Profiles for Hydro One’s ‘Leader of Tomorrow’. The assessment outcomes provided key input into our succession and development plans and programs for the year. We also launched a program aimed at providing top talent with exposure opportunities with the board, starting with a board networking event in November 2022.

In addition to reviewing and approving the Talent Management program, the HRC also reviews and approves the qualifications, experience and compensation packages of our most senior roles (including the President and CEO), reviews the performance goals set at the beginning of the year for all Designated Employees (as defined in Schedule “A” attached), reviews the President and CEO’s accomplishments against the performance goals for the year, as well as the President and CEO’s assessment of the performance of Designated Employees.

Consistent with our goal of improving the maturity of our programs and reducing our talent and succession risks, our 2022 talent review process yielded an improvement in the succession plan activation rate (achieving 71% at the Director and above level, compared to 44% in the previous year), while our ELT succession coverage rate remained unchanged compared to the same period last year. In addition, we achieved a ‘Top Talent in Pipeline’ ratio of 41% (an improvement of 13% compared to the same period last year), which is indicative of the quality of our bench strength for senior leadership roles.

As we continue to identify ways to mitigate our talent risks and address gaps identified in the succession outcomes, the focus for 2023 will be to cascade our leading Talent Management program at-scale across the organization - starting with our “next wave of leaders” immediately below the ELT. In addition, we will share progress updates with the board and HRC regarding development plans for successor nominees and continue to provide top talent with periodic exposure opportunities with the board.

Hydro One’s succession planning strategy seeks to ensure that we have a pool of highly skilled and talented employees available and ready to step into senior leadership and other critical roles as the need may arise. Over the past few years, our focus has been building a best practice talent review process to meet the needs of our organization. This involves structured assessments, leadership discussions, identifying talent early and supporting successor nominee development plans.

As we continue to identify ways to mitigate our talent risks, our 2022 talent management and succession program focused on initiatives critical to ensuring we can continue to execute on our long-term strategy and business continuity.

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CORPORATE GOVERNANCE

•

Organization design is a key initiative to advancing our corporate strategy. This work will continue in 2023 and it continues to create opportunities to optimize leadership structures within our lines of business, ensure that we have the right talent in the right roles and build succession depth.

•

Increasing awareness of our diversity demographics and diversity ratios at all levels of leadership by comparing and communicating our internal results against external market demographics and industry benchmarks, helping ensure diversity considerations are taken into account, putting plans in place to reduce bias and better support diversity and inclusion throughout the employee lifecycle.

•

Identifying critical roles in alignment with the new corporate strategy roles which are integral to the continuity of the business. We recognized that these roles require rigorous and focused succession planning to prevent disruptions caused by unexpected vacancy or inappropriate replacement.

•

Improving tracking and development of future leaders and subject matter experts. During full-day talent reviews, emphasis will be placed on individualized development opportunities, cross functional rotations, stretch assignments and experiential learning to strengthen competencies and readiness for successors to executive leadership roles and talent identified as successors to critical roles.

In addition, consistent with our goals to improve the maturity of our programs and reduce our talent risks, the 2022 talent review process yielded emergency replacements for 100% of leadership roles, ready now and short-term successors were identified for 81% of critical roles and an increased commitment was made to supporting cross-functional role placements to promote new skill development and broaden the depth of business knowledge of our top talent.

Board Assessments

To enhance board efficacy, the GRC oversees the annual assessment process to examine the effectiveness of the board, its leadership, its committees and individual director performance (having regard to the mandate of the board and the mandate of the relevant committee, as the case may be). Until 2019, board assessments at Hydro One were conducted internally by the corporate secretary working with the board chair and GRC chair. Questionnaires were developed by the corporate secretary and chairs of the board and GRC and were reviewed and updated annually as needed. In 2019, the GRC recommended that Hydro One alternate the type of assessment used year-to-year with either a “long form evaluation” (consisting of questionnaires to assess the performance of the board, each committee, the committee chairs, board chair and individual directors and interviews with the board chair) or a “short form evaluation” (consisting of a questionnaire and interviews with the board chair). For 2019 and 2020, the GRC made the decision to use an independent third party and board assessments were conducted using the long form evaluation.

2020 Board Assessment

The 2020 board evaluation results led to a board action plan (the Board Effectiveness Action Plan), including an increased board focus on strategy, risk and progress against key strategic initiatives, board oversight of culture and stakeholders, board and committee goals and meetings and board education. A final report that included key themes was delivered to the GRC and was shared with management. The action plan was discussed and overseen by the GRC and shared and discussed with the board. The GRC concluded that the board and its committees continue to function in an effective and appropriate manner.

2021 Board Assessment

To complement prior board assessments, the GRC determined that the 2021 board evaluations at Hydro One consist of an agile and efficient short form evaluation procedure, again retaining the services of an independent third party. The 2021 board evaluation consisted of director interviews focused on progress against key elements of the Board Effectiveness Action Plan and new and emerging opportunities for the board to continually enhance board effectiveness. Through the third party, interviews were conducted with each of the directors. A report was prepared summarizing the findings and key themes, together with suggestions to enhance the board’s effectiveness. The GRC and the board reviewed the report results and determined the board’s priorities and objectives to enhance its effectiveness.

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2022 Board Assessment

The GRC determined that the 2022 board assessment at Hydro One would consist of a long form evaluation. The GRC retained the services of an independent third party to assist it in conducting the 2022 board assessment. Through the third-party, questionnaires were completed by directors and the scope of the evaluation was updated to include a follow-up on the action items of the previous board assessment and to focus on committee effectiveness. The evaluation sought to identify trends, observations and sentiments across seven dimensions of board effectiveness: board purpose; composition; organizational knowledge and engagement; processes; leadership and culture; board structure; and time and focus areas. Members of board committees were prompted to respond to a set of questions relating to the committees on which they serve and were given the opportunity to provide feedback on committee chairs. Directors were asked to provide feedback for the chair of the board and were welcome to provide comments regarding their peers. A report was prepared summarizing the responses and suggestions were made to enhance board effectiveness. The GRC concluded that the board and its committees continue to function in an effective and appropriate manner. In 2022, the evaluation process consisted of the following steps:

Surveys

•  Questionnaires were developed with input from the GRC and distributed to the directors

•  The questionnaires solicited feedback from directors on the full board (including progress against the action items from the previous evaluation) and each committee

•  Each section of the survey included an open text question to provide additional feedback

Director Interviews	• Interviews were conducted with targeted questions regarding the survey responses with a view to targeting specific aspects of board effectiveness
Governance and Regulatory Committee Review of Results

•  Third party provided:

-  A report to the GRC summarizing key themes as they relate to board and committee effectiveness, including a set of recommended actions for the board to consider for the upcoming year

-  Committee feedback reports outlining the feedback from committee members

-  A draft action plan with suggestions for GRC consideration and recommendation to the board

Report to the Board	• GRC reported to the board on the key themes emerging from the review as they relate to board effectiveness and committee effectiveness
Action Plan	• The board is set to review an anticipated set of recommended actions and a plan to further enhance the board’s governance practices in 2023

Orientation and Continuing Education

The company has a director orientation and continuing education program for directors in accordance with Hydro One’s corporate governance guidelines. The program has two purposes:

1)   to familiarize newly appointed members of the board with their responsibilities as directors and with the various business activities of Hydro One; and

2)   to assist directors in enhancing their knowledge and skills and their understanding of the company’s business to help individual directors maintain and enhance their skills and abilities as directors, as well as to ensure that their knowledge and understanding of the company’s business remains current.

The Corporate Governance Guidelines can be found on our website at: https://www.hydroone.com/about/ corporate-information/governance.

Director Orientation

Upon appointment, new directors are provided access to Diligent Boardbooks, which contains the Hydro One director’s information manual and provides access to all meeting materials required for board and committee meetings. The director’s information manual contains information about board and committee mandates, position descriptions for the board chair, President and CEO, committee chairs and individual directors, and contains copies of the company by-laws and corporate governance guidelines.

Upon appointment to a committee, each director has access to copies of minutes for the most recent committee meetings and a copy of the committee’s mandate. Newly appointed committee members are also provided with any relevant subject matter briefing material that may be of assistance to them. In addition, new directors are provided with briefings by management on the key aspects of Hydro One’s business affairs, activities, corporate governance structure and our policies and procedures.

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CORPORATE GOVERNANCE

While director orientation is designed to be a complete introduction to Hydro One, it is also tailored to individual director needs. Directors are encouraged to proactively ensure they become and remain knowledgeable about Hydro One to fulfil their duties and to seek additional information if necessary.

New directors are invited to attend all quarterly committee meetings to understand the functions of each committee and its responsibilities.

Continuing Education

The continuing director education program consists of the following elements, and includes, on an ongoing basis, as part of regular board and committee meetings:

•	information briefings and internal educational sessions to be held between regular board and committee meeting dates;

•	presentations, video recordings, and updates from senior management;

•	quarterly corporate governance hot topics reports; and

•	discussions and industry briefings with external speakers on relevant topics related to Hydro One’s business.

We also support continuing education opportunities outside Hydro One and each director is encouraged to attend external forums, conferences, seminars and education programs dealing with subject matters that are applicable to the member’s role on the board or its committees or to increase the member’s knowledge of the electricity sector and other areas of interest relevant to our businesses and affairs. The board has implemented a continuing education policy that provides financial support for directors to participate in continuing education. In 2022, the continuing director education program continued to use the innovative practice of including video recordings on a variety of topics germane to Hydro One’s business and the board of directors. Videos were made available to directors prior to board and committee meetings and time was allocated for question and answer sessions on meeting agendas.

Directors participated in internal education sessions, including those listed in the following table:

Topic	Presented/Hosted by	Attended by
Unconscious Bias Training	External	GRC, Stacey Mowbray, Melissa Sonberg, Russel Robertson
Cyber Security Session	Senior Management	Board
Métis Education Session	Senior Management	Board
Trends in Executive Compensation	Senior Management	HRC
Major Transmission Project Lifecycles	Senior Management	Board
Regulatory Session	External	Board
Enterprise Risk Management: Risk Portfolio	Senior Management	Board
Industry Disruption and Innovation	Senior Management	Board
Distribution Operations	Senior Management	GRC
Trends in “The Great Resignation”	Senior Management	HRC
Public Safety	Senior Management	IPSO
Community Investment Update	Senior Management	IPSO
Advanced Metering Infrastructure	Senior Management	IPSO

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Board Priorities

The board has responsibility for the stewardship of the company and has adopted a board mandate setting out the board’s responsibilities, which includes supporting a culture of integrity, approving the capital and financial structure of the company, strategic planning, risk management, appointment and oversight of management, board governance, communications and reporting to stakeholders. This year the board continued to focus on supporting the corporate strategy and also spent a significant amount of time on the CEO selection process and board and committee succession planning process to effectively maintain a balance of directors possessing key skills and competencies, those with institutional knowledge, renewal of board members, and the refreshment of the evergreen list for short- and long-term board needs.

The board mandate is attached as Schedule “A” to this circular, which you can find on page 112.

The Board’s Role in Strategy

The board believes that management is responsible for the development of Hydro One’s corporate strategy and that its role is to review, question and ultimately approve the strategy. A top priority for the board is to oversee the implementation of each strategic priority, which has resulted in ensuring, among other things, a strong alignment between delivery of strategic outcomes and management compensation. In December 2022, the board of directors approved the 2023 budget and 2023 to 2027 integrated business plan, both of which are highly correlated with the company’s strategy.

In order to do this, the board:

•

participates in Hydro One’s strategy process throughout the year by reviewing and approving the strategic plan (taking into account the opportunities and risks of our business) and engaging in a regular strategy review;

•	regularly scrutinizes management’s execution of strategic initiatives and business plans (both regulated and unregulated efforts) and their results;

•	receives regular corporate strategy reports throughout the year at its quarterly scheduled meetings; and

•	annually assesses the company’s performance against financial and other objectives established in the company’s business plans, past performance and industry peers.

In 2022, the board participated in the company’s strategic planning process throughout the year by:

•	reviewing the strategic priorities and progress of each strategic initiative of the company;

•	holding an annual strategy session in June 2022;

•	reviewing and approving the Transmission and Distribution business strategies; and

•	through the GRC, receiving reports from the company’s internal strategic policy committee.

In June 2022, the board held its annual strategy session, conducted an in-depth review of the company’s corporate strategy, and promoted the development of strategic foresight and agility by reviewing: environmental scans, competitor analysis, underpinning strategic conditions, critical enterprise risks, energy industry innovation, and long-term scenario planning. The company’s internal strategic policy committee, created in 2020, has facilitated the achievement of the company’s corporate strategy and interests by proactively surfacing opportunities to advocate for appropriate regulatory and industry policy changes.

Enterprise Risk Management (ERM)

Effective risk management is essential to supporting the successful execution of our strategy, enabling Hydro One to energize life for people and communities, to help create a better and brighter future for all, and to deliver upon the expectations of our stakeholders.

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CORPORATE GOVERNANCE

Hydro One understands the importance of effective ERM and has a mature ERM program that:

•	aligns with the strategic priorities and enablers outlined in Hydro One’s 2020-2024 Corporate Strategy, and

•	provides stakeholder visibility into Hydro One’s risk environment and the key risk management activities.

Hydro One’s ERM program continues to monitor, consider and where appropriate, implement guidance from established frameworks (including the ISO 31000 Risk Management and COSO ERM Frameworks) and industry best practices to support the company’s ability to assess, communicate and effectively respond to a rapidly changing risk environment.

The board retains responsibility for:

•

overseeing and approving the company’s ERM framework and programs for identifying, assessing and managing the company’s principal risks with a view to achieving an appropriate balance between the risks incurred and potential returns and the long-term sustainability of the company; and

•

overseeing and assessing the adequacy and effectiveness of programs and processes for identifying, assessing and managing or mitigating the company’s principal risks and ensuring that primary oversight responsibility for each of the key risks identified in the ERM framework is assigned to the board or one of its committees.

The Hydro One risk framework and risk universe reflect stakeholder consultations and describe the enterprise risks facing Hydro One.

The board has approved the updated risk framework and risk universe and has delegated the oversight of some risks within the risk universe to its committees in alignment with their mandates. The following allocation of Enterprise Risks to the board and committees was approved in August 2022:

Board of Directors

Community Relationship	Environmental, Social & Governance[1]	Growth	Industry Disruption & Innovation	Investor Relationship	Market/ Economic Conditions

Outsourcing	Work Program Accomplishment

Audit Committee (AC)		Indigenous Peoples, Safety & Operations Committee (IPSO)		Human Resources Committee (HRC)	Governance & Regulatory Committee (GRC)

Contractor Management	Liquidity & Capital Structure	Business Continuity & Crisis Management	Fatality or Serious Safety Incident	Code of Business Conduct	Customer Relationship

Cost and Productivity	Privacy	Climate Change	Indigenous Relationship	Employee Engagement, Health & Wellness	Government Relationship & Policy

Cybersecurity	Supply Chain	Dx/Tx Asset Condition	Personnel Security	Labour Optimization	Regulatory

Data Integrity & Records Management	Technology Project Delivery	Dx/Tx Asset Capacity/ Configuration	Physical Asset Security	Pension Fund

Technology Sustainment	Disclosure Risk (Financial & Non-Financial)	Public Safety	Environmental Impact	Talent & Leadership Development

Board/Committee	Enterprise Risk

1.	While the Board retains overall accountability for ESG, there are a number of risks under ESG that have been allocated to other Committees to align with their mandates.

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To assist the board in identifying the principal risks faced by the company, the ERM team facilitates an annual enterprise risk assessment during which management identifies the enterprise risks within the risk universe most critical to the achievement of the objectives of the corporate strategy. Risk profiles are created in conjunction with the risk owners and the ELT to:

•	describe each of these critical risks and articulate their underlying key risk drivers;

•	communicate management’s assessment of the risk ratings (e.g., likelihood, impact, and speed of onset of the risk); and

•	illustrate how the risks are managed and identify additional risk management actions and timelines to further mitigate these risks.

Results of the annual enterprise risk assessment are used to assist in management’s decision-making, prioritization and allocation of resources. In addition, the annual enterprise risk assessment is used as an input into the internal audit planning process, allowing the internal audit function to provide independent and objective feedback on the key management programs used to manage risk.

Quarterly risk updates are provided to the board on the critical and emerging risks facing Hydro One. These quarterly risk updates describe key developments related to the enterprise risk profile and activities undertaken by management to mitigate these risks. In addition to the quarterly risk updates, the ERM team facilitates a series of “critical risk discussions” with the board and committees, the responsible risk owners and executives to provide additional insights into the critical risks facing Hydro One.

A description of risk factors is provided in the management’s discussion and analysis for the fiscal year ended December 31, 2022. Please refer to Hydro One’s profile on SEDAR at www.sedar.com. The board’s assessment of the relative significance of these risks may change over time as they continue to be reviewed and reevaluated.

Cybersecurity Risk

Recent international events have heightened the importance of cybersecurity related disclosure for certain of our stakeholders, while cybersecurity continued to be an area of focus for Hydro One during the past year. The company is exposed to potential risks related to cyberattacks, supply chain compromises and unauthorized access to our systems. As the company continues to make investments in and rely on additional, more complex and interconnected digital technology to enable efficient operations, the likelihood of a cyber-breach impacting our business increases. The board is responsible for overseeing Hydro One’s material cybersecurity, physical security, data privacy and information technology infrastructure, policies and programs. The audit committee receives updates from our Chief Security Officer on a quarterly basis. Further, the audit committee is responsible for the adequacy and quality of the company’s cyber security and information technology systems, policies and programs and regularly receives IT and cybersecurity update reports as well as reports on cybersecurity and supply chain risks.

To help ensure that all directors are versed in the rapidly evolving issue of cybersecurity, in August 2022, the board engaged in a cybersecurity tabletop exercise where it was given exposure to how a cybersecurity incident would be managed.

The company manages cyber-related risks by establishing a common set of cybersecurity standards, periodic security testing, program maturity objectives, security partnerships and a unified security strategy built on a set of cybersecurity standards driven by the OEB. This Ontario specific set of standards is in alignment with the National Institute of Standards and Technology’s Cyber Security Framework. In addition to provincial regulatory requirements of the OEB, critical systems that support the North American Bulk Electric System are regulated by the North American Electric Reliability Critical Infrastructure Protection Standards. These two foundational frameworks establish strong security measures across all aspects of our operations.

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CORPORATE GOVERNANCE

Stakeholder Engagement

Hydro One is committed to understanding the interests of and maintaining and enhancing long-term relationships with our investors, regulators, governments, creditors, employees, customers, suppliers, non-governmental organizations, partners and other stakeholders and communities in which we operate. The board has a Corporate-Shareholder and Stakeholder Engagement Policy to promote open, effective and sustained dialogue with our shareholders and partners consistent with the company’s Insider Trading Policy and the Corporate Disclosure Policy and with our obligations to provide fair disclosure and maintain effective disclosure controls and procedures.

The board chair and other independent directors meet with shareholders and investor groups throughout the year on a variety of issues both with, and independently from, management.

Hydro One had a strong year of global investor engagement with a resumption in conferences and non-deal roadshows following a pause due to the COVID-19 pandemic. Stakeholder engagement, whether in a virtual, hybrid or in-person setting, remained a vital part of maintaining an open and effective dialogue between our shareholders, management, and the board. Successfully executing the company’s engagement strategy to keep investors informed this year was more important than ever as Hydro One underwent several key milestones including a CEO change, regulatory approval of our first-ever Joint Rate Application, and the announcement of a leading First Nations partnership model. We continued attending industry conferences, hosting non-deal roadshows and increasing our engagement with investors globally. Below is a summary of engagement the board and management participated in with shareholders in 2022.

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Engaging with our customers, partners, stakeholders and Indigenous communities continues to be critical to addressing their evolving needs. Throughout 2022, the company leveraged technology to engage with an even greater number of stakeholders and community members successfully and meaningfully. Below is a snapshot of how Hydro One engaged with some of our largest stakeholders in 2022:

Customers

•  After reaching record-high customer satisfaction results in 2021 (89%), customers across all segments continue to be very satisfied with the service they receive from Hydro One. Despite a marginal decline in 2022, overall customer satisfaction (CSAT) among residential and small business customers remained at a high level and above target at 87%.

•  Customer Care won the Chartwell Gold Best Practices awards in the Customer Service category for its Level UP Program. As part of the program, in early 2021 the Customer Care team identified key impacts and challenges to customer service resulting from the global pandemic and the unfamiliar shift to a remote environment. The team moved quickly to develop Level UP, a continuous improvement initiative that improved the customer experience, boosted staff morale, and enhanced Hydro One’s brand externally.

•  Early in the year, we launched an AI driven voice analytics solution in our contact centre. This project uses speech analytics software to analyze calls and identify why customers are calling us, the sentiments underlying different types of calls, and how content and sentiment fluctuate over time. The goal for 2023 is to implement an enhanced interaction analytics solutions across different channels (i.e., calls, email, webchat) to systematically analyze the thousands of interactions we have with our customers. These insights will help us gain additional visibility and allow us to make improvements to the call experience and to our training programs, and develop new service offerings. This will empower business intelligence decision-making and create the next generation of Customer Experience.

•  Over the May 2022 long weekend, Ontario was hit by a derecho windstorm resulting in an extreme weather event impacting over 760,000 customers. 2,000 poles were broken, and the weather created hazardous working conditions resulting in customers experiencing long-duration power outages. Customer Care leveraged its text broadcast message service for the first time to proactively share what efforts were underway to restore power across the province. Circa 500,000 text messages were sent, which received positive feedback and appreciation. During the storm, customers were encouraged to text STAT to Hydro One to receive status updates on our restoration efforts, which reduced the number of calls to the contact centre and provided convenient information to customers. Since then, the Customer Care team has proactively alerted customers of potential outages due to approaching storms.

Large Customers

•  During the two years prior to 2022, the new connection focus for large customers was the greenhouse industry. In 2022, the focus has been supporting the electric vehicle industry. In conjunction with the Ontario Ministry of Economic Development there have been numerous proposals presented to various companies, with service sizes ranging from 150 MW to 600 MW, having short connection horizons for services of that magnitude. As of December 2022, we have worked with various utilities, municipalities, and the Province to land two large proponents to start the onset of the industry in Ontario. One of them is locating near Windsor and the other near Kingston.

•  In order to effectively manage the costs associated with electricity, customers have become increasingly interested in energy storage solutions. Traditionally, these solutions have been viewed as generation connections, which need to meet strict technical requirements. We have been working with our customers, energy consultants, and storage manufacturers as well as our planning teams to mitigate these technical hurdles to facilitate faster and more cost-effective installation of storage devices.

•  Traditionally, reliability from a utility perspective is measured by SAIDI, which measures the average duration that customers experience sustained outages. There are numerous types of customers where momentary outages (less than 60 seconds) are just as damaging as a sustained outage. Presently, utilities are not required to track such outages but, due to the impact of such outages to customers, we have created a Momentary Outage Tracker specific to Large Distribution Customers and embedded Local Distribution Companies. This will allow us to work on solutions on how to minimize these events.

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CORPORATE GOVERNANCE

Communities

•  Hydro One’s community investment initiatives continue to have a meaningful impact in communities across Ontario.

•  We work with a select number of signature charitable partners who are aligned with our value of Safety Comes First.

•  Highlights of these partnerships include:

-  Scouts Canada: The Grizzly Den program builds safer communities by providing youth with the opportunity to expand their outdoor skills and improve their safety planning.

-  ACT Foundation: Our longstanding support of this CPR/AED training program was expanded to include training for high school students on how to identify and respond to a suspected opioid overdose.

•  We also supported Indigenous communities in Ontario through the creation of multi-year partnerships focused on cultural preservation, such as language preservation programs to connect youth back to their culture.

•  Our community investment work also focuses on addressing pressing local needs through the Energizing Life Community Fund. Through this fund, Hydro One made contributions of $25,000 to 24 different municipalities, Indigenous communities, and charities across the province.

•  We strive to build trust with the communities in which we operate. This means maintaining open lines of communication with communities, while being ready and willing to address issues and concerns when they arise. For capital projects, it begins with involving communities and stakeholders early in the project lifecycle – actively listening, incorporating feedback where possible and working collaboratively with interested community members to mitigate local concerns and project risk alike.

•  For all new major projects, Hydro One has an overriding principle of ensuring communities share in the benefits of the development of critical infrastructure. This will be accomplished through formal, negotiated Community Support Agreements (CSAs) – similar to what was achieved with the Municipality of Chatham-Kent, which explicitly supports five critical transmission lines in the Southwest, a capital spend totalling $2.8 billion over 10 years. These agreements will necessarily balance shareholder and community interests and be a central feature of our efforts to proactively demonstrate long-term commitment to the communities where we operate.

•  In addition to CSAs, we use a variety of community engagement tools and forums to involve communities and stakeholders in our capital program. In 2022, through online forums, virtual and in-person open houses, door-knocking campaigns, targeted ads and notifications, council presentations and one-on-one meetings, we successfully engaged with over 13,900 community members in Southwest and Northern Ontario, as well as Toronto, in support of major capital work.

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Indigenous Peoples

•  In 2022 we continued to implement our corporate Indigenous Relations Policy to guide our efforts toward becoming a trusted partner to Indigenous communities through supporting meaningful economic reconciliation.

•  Hydro One committed to increasing our Indigenous spend to 5% of all our sourceable procurement by 2026. In 2022 our Indigenous procurement spend was $95.9 million, which was approximately 5.2% of total sourceable spend. This year’s Indigenous procurement spend was the highest to date and surpassed our target for 2022.

•  As part of our community investment program, we are committed to ensuring that 20% of our corporate donations and sponsorships support Indigenous communities. For example, Hydro One is proud to partner with the Canadian Council for Aboriginal Business to invest in the success of 28 Indigenous-owned businesses through the provision of grants. Those businesses play a critical role in the economy.

•  To enhance Indigenous employment at Hydro One, we undertook an Indigenous Employment Review in 2022 that helped identify the key barriers and formulate possible solutions to help overcome those obstacles and increase Indigenous participation in our workforce.

•  In 2022 we undertook a significant step to meaningful economic reconciliation with Indigenous communities and announced our Equity Partnership model that offers 50% of equity in all new greenfield transmission line projects to impacted First Nations. We have signed term sheets with all First Nations on the Waasigan project in support of the model and the project itself.

Public Disclosure of Governance Materials

We are committed to keeping our shareholders apprised of our corporate governance practices. Copies of the board committee mandates and other important governance-related materials, including our corporate governance guidelines and policies, are available to the public in the corporate governance section of our website at https://www.hydroone.com/about/corporate-information/governance.

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CORPORATE GOVERNANCE

Internal Controls and Management Information Systems

The board oversees the integrity and effectiveness of our management information systems and internal controls, and approves our Corporate Disclosure Policy. This oversight is carried out primarily by the audit committee, which oversees our financial reporting, and management’s processes related to the evaluation and certification of the design and effectiveness of internal controls over financial reporting and disclosure controls and procedures. The audit committee meets separately with the Chief Financial Officer and head of internal audit and with the external auditors without management present. The audit committee receives regular reports from management and the internal audit department on our internal controls and any significant deficiencies in controls. While the HRC has oversight responsibilities for Hydro One’s Code of Business Conduct and Whistleblower Policy, the audit committee is notified of any complaints about accounting or auditing matters.

Committee Reports

Below is a description of the mandate and membership of each committee, as well as the accomplishments and highlights of each committee for 2022.

Audit Committee:
Committee Members: Stacey Mowbray (chair) Blair Cowper-Smith Mark Podlasly Russel Robertson Melissa Sonberg The committee met in camera without management at each of its regularly scheduled meetings.

Committee Membership: The audit committee must consist of at least three directors, all of whom must be independent and “financially literate” (within the meaning of applicable requirements or guidelines for audit committee service under securities laws or the rules of any applicable stock exchange, including National Instrument 52-110 Audit Committees).

At least one member of the audit committee must qualify as an “audit committee financial expert” as defined by the applicable rules of the United States Securities and Exchange Commission. Of the audit committee members Ms. Mowbray and Mr. Robertson qualify as audit committee financial experts.

Duties and Responsibilities include overseeing:

•  the external audit process and the independence, qualification, appointment, performance and compensation of the external auditors;

•  the internal audit, accounting, accounting controls and finance processes, including the work and performance of the internal finance, accounting and audit functions;

•  the integrity of the company’s financial statements and financial reporting processes, including the audit process and the company’s internal control over financial reporting and disclosure controls and procedures;

•  the company’s compliance with the applicable legal and regulatory requirements relating to accounting, auditing and internal control matters, including the procedures for managing the key risks associated with and any complaints relating to accounting, internal accounting controls or auditing matters; and

•  the adequacy and quality of the company’s cyber security and information technology systems, policies and programs.

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Audit Committee: (continued)

2022 Accomplishments and Highlights include:

•  Reviewed:

–  the external auditors’ quarterly report on interim financial statements;

–  the annual assessment and evaluation of the external auditors;

–  internal audit quarterly reports;

–  IT and cyber security update reports;

–  financing and tax updates;

–  the company’s insurance program;

–  the Corporate Disclosure Policy and compliance report;

–  the enterprise risk management updates;

–  reports on risks related to the committee’s mandate, including cybersecurity and supply chain risks;

–  the annual business expense report for the President and CEO and their direct reports; and

–  regulatory updates pertaining to financial matters.

•  Reviewed and approved:

–  the internal auditor’s annual audit plan;

–  the internal audit and financial control assurance report; and

–  audit and non-audit fees and services.

•  Reviewed and recommended:

–  the appointment of the external auditor;

–  amended committee mandate;

–  the quarterly and annual financial statements and the disclosure contained in management’s discussion and analysis; and

–  the 2021 annual report.

Recognizing the importance of independent dialogue, the audit committee meets with the head of the company’s internal audit function and the external auditors in separate in camera executive sessions during each of its quarterly meetings to discuss any matters that the audit committee or any of these groups believes should be discussed. The audit committee also met in camera with Mr. Lopez, our CFO, during each of its quarterly meetings.

Hydro One Limited | 2023 Management Information Circular 57

CORPORATE GOVERNANCE

Governance and Regulatory Committee:
Committee Members: Susan Wolburgh Jenah (chair) Cherie Brant David Hay William Sheffield(2) The committee met in camera without management at each of its regularly scheduled meetings.

Committee Membership: The GRC must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

•     the board’s approach to corporate governance generally, including its standards, practices, policies and procedures;

•     the company’s relationship with the Province under the Governance Agreement, including overseeing the composition of the board and the processes for identifying and nominating directors to the board as set out in the Governance Agreement;

•     the director orientation and continuing education programs and practices, the board performance and evaluation process and board chair and committee chair succession;

•     recommending to the board director compensation and director protection programs, including directors’ and officers’ insurance and indemnification;

•     regulatory matters and public policy initiatives associated with the electricity and utility sector impacting the company and the company’s relationship with electricity and utility regulators, including the Ontario Energy Board;

•     the company’s relationships with its customers; and

•     the relationship between the board and the company’s independent Ombudsman.

2022 Accomplishments and Highlights include:

•     Reviewed:

–    the director nomination process and communications with the Province;

–    the director education program;

–    reports on external director positions held by directors;

–    reports on governmental and stakeholder relations, strategy and risk;

–    reports on risks related to the committee’s mandate, including customer relationship risk & mitigation;

–    the evergreen list for potential director nominees and annual director nomination and succession planning;

–    the enterprise risk management updates;

–    director and officer insurance programs;

–    quarterly corporate affairs reports including stakeholder engagement and customer relations initiatives;

–    reports from the company’s Ombudsman and the Ombudsman’s annual report; and

–    quarterly Regulatory Affairs and Strategic Policy reports.

•     Reviewed and approved:

–    the company’s Ombudsman’s 2021 performance assessment and 2021 short- term incentive payment;

–    the 2023 budget and 2022 scorecard for the company’s Ombudsman; and

–    the board evaluation process for 2022.

•     Reviewed and recommended:

–    the company’s Ombudsman 2022 long-term incentive grant;

–    the 2022 management information circular;

–    the Corporate-Shareholder and Stakeholder Engagement Policy;

–    director compensation;

–    the amended IPSO, GRC, Audit Committee and HRC mandates; and

–    the committee membership and structure.

2.	Mr. Sheffield stepped down as a member of the GRC on June 21, 2022, when he became Interim CEO

58 Hydro One Limited | 2023 Management Information Circular

Indigenous Peoples, Safety & Operations Committee:
Committee Members: David Hay (chair) Cherie Brant Stacey Mowbray William Sheffield(3) Susan Wolburgh Jenah The committee met in camera without management at each of its regularly scheduled meetings.

Committee Membership: The IPSO must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

•     the environmental strategies, policies and programs of the company;

•     ensuring the maintenance of effective public and occupational safety strategies and programs consistent with the company’s priority to be the safest and most efficient utility;

•     the company’s approach, framework and programs and policies for partnerships, accommodation and other significant relationships and engagement with Indigenous Peoples communities; and

•     significant or strategic operational activities of the company, including major capital projects, and strategic or long-term investments.

2022 Accomplishments and Highlights include:

•     Reviewed:

–    quarterly reports on Indigenous Relations, safety initiatives, environment, employee health and safety sponsorships and donations, reliability, the company’s work program, productivity, personnel and physical security, and public injuries and fatalities;

–    quarterly reports on operations and major projects;

–    reports on risks related to the committee’s mandate;

–    the enterprise risk management updates;

–    public safety;

–    quarterly report on internal audit matters;

–    the community investment strategy;

–    a report on Indigenous employment barriers;

–    large capital project health and distribution operations strategy updates; and

–    operations portfolio updates.

•     Reviewed and recommended:

–    business cases and variances;

–    2023-2027 Asset Investment Plan;

–    amended committee mandate; and

–    Advanced Metering Infrastructure 2.0.

3.	Mr. Sheffield stepped down as a member of the IPSO Committee on June 21, 2022, when he became Interim CEO

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CORPORATE GOVERNANCE

Human Resources Committee:
Committee Members: Melissa Sonberg (chair) Blair Cowper-Smith Mark Podlasly Russel Robertson The committee met in camera without management present at each of its regularly scheduled meetings.

Committee Membership: The HRC must consist of at least three directors, all of whom must be independent.

Duties and Responsibilities include overseeing:

•     the effectiveness of the company’s human capital and human resources strategy, policies, programs and procedures, including diversity and inclusion policies and practices;

•     the compensation and incentive policies, programs and plans of the company designed to attract, retain and develop executives and employees with the skills and expertise needed for the company to carry out its strategies, business and operations;

•     the compensation of the President and CEO and the Designated Employees;

•     retaining external consultants and advisors to receive independent and objective advice on the compensation and human resources policies and programs of the company;

•     reviewing matters relating to succession planning of the company’s President and CEO and the Designated Employees;

•     the company’s policies and programs to promote a culture of integrity and responsible stewardship, including through its oversight of the Code of Business Conduct and the Whistleblower Policy, and related practices and procedures; and

•     the company’s labour relations strategy.

2022 Accomplishments and Highlights include:

•     Reviewed:

–   enterprise risk management updates, including the HR Risk universe;

–   regular People Strategy updates, including initiative spotlights;

–   future of work updates;

–   quarterly code of business conduct and ethics and whistleblower policy updates;

–   updates on our labour strategy;

–   incentive compensation information and benchmarking;

–   executive shareholdings against our share ownership guidelines;

–   performance reports for both the defined benefit pension plan (DBPP) and the defined contribution pension plan (DCPP);

–   an evaluation of the committee’s compensation consultant;

–   updates to the company’s Diversity, Equity and Inclusion strategy;

–   updates on talent management and succession planning;

–   executive share ownership holdings against requirements;

–   updates on the company's People Strategy update including effectiveness metrics;

–   a new employee benefit program;

–   employee survey results;

–   2023 individual performance scorecards for Designated Employees and the President and CEO; and

–   a compensation risk assessment.

60 Hydro One Limited | 2023 Management Information Circular

Human Resources Committee: (continued)

•     Reviewed and approved:

–   merit increases for management employees;

–   2021 short-term incentive plan (STIP) aggregate individual performance multipliers for management and non-represented employees;

–   2021 STIP performance multiplier for the ELT;

–   2021 DBPP, DCPP and year-end financial statements and DBPP statement of investment policies and procedures;

–   the company's Diversity, Equity and Inclusion commitment statement;

–   bargaining mandates;

–   a new peer group; and

–   DBPP and DCPP amendments.

•     Reviewed and recommended:

–   President and CEO's position description;

–   amended committee mandate;

–   2021 STIP corporate scorecard results and performance multiplier;

–   2022 STIP corporate scorecard;

–   2022 long-term incentive plan (LTIP) performance measures;

–   2021 STIP for the President and CEO;

–   2022 merit increase for the President and CEO;

–   2022 LTIP grant for management, Designated Employees and President and CEO;

–   2019 LTIP performance multiplier;

–   2022 management information circular compensation discussion and analysis;

–   a new restricted share unit plan for society represented employees; and

–   the President and CEO succession plan.

Hydro One Limited | 2023 Management Information Circular 61

Executive	3	EXECUTIVE COMPENSATION
Compensation

Table of Contents

Section		See pages

I	Letter to Shareholders	63
II	Compensation Discussion and Analysis	67
A	Compensation Philosophy and Practices	67
i.	Compensation Guiding Principles	67
ii.	2022 Compensation Practices at a Glance	68
B	Executive Compensation Framework	68
C	Named Executive Officer Pay Benchmarking	69
D	Compensation Governance	71
i.	Risk Management Process	71
ii.	Compensation Practices	71
iii.	Environment, Social and Governance (ESG)	72
iv.	Say on Pay	73
E	Executive Compensation Decision-making Process	74
F	Compensation Components and Decisions	75
i.	Named Executive Officers (NEOs)	75
ii.	Components and Decisions of 2022 Compensation	77
G	Compensation Disclosure	93
i.	Share Performance	93
ii.	NEO Compensation Cost as % of Net Income	94
iii.	Fully Compliant with the Executive Compensation Framework (Supplemental Disclosure)	95
iv.	Summary Compensation Table	96
v.	Aggregate Dilutive Impact of Equity-Based Compensation Arrangements	99
vi.	Termination and Change in Control Provisions	100
H	Appendices	102
i.	Securities Authorized for Issue Under Equity Compensation Plans	102
ii.	Equity-settled Long-term Incentive Plan	103
iii.	Share Grant Plans for Certain Members of the Power Workers’ Union and the Society of United Professionals	107

62 Hydro One Limited | 2023 Management Information Circular

I – Letter to Shareholders

Dear fellow Shareholders,

On behalf of Hydro One’s Human Resources Committee (Human Resources Committee or HRC) and the board of directors (the board), I am pleased to share our report on executive compensation.

Hydro One’s executive compensation program is designed to support our corporate vision and strategy with a commitment to explain our approach in a simple and transparent manner. Our compensation philosophy is based on the principle of pay-at-risk tied to explicit performance results that create value for all stakeholders.

The Compensation Discussion and Analysis (CD&A) that follows provides a comprehensive overview of our 2022 compensation practices and also provides a preview of our updated executive compensation program effective as of January 1, 2023. The CD&A describes how the company’s compensation programs reward our named executive officers (collectively, the named executive officers or NEOs) and align their efforts with the organization’s long-term performance objectives.

The HRC oversees all aspects of human resources, including talent management, succession planning, executive compensation and labour relations, as part of our ongoing board efforts to meet the expectations of all Hydro One stakeholders. The HRC carefully assesses and makes recommendations to the board on how performance measures and targets are determined. These measures reflect the company’s pay-for- performance philosophy, as well as short- and long-term strategic priorities.

As always, our targets must be achieved within the principles of prudent risk management, good corporate governance, and compliance with relevant standards and regulations. Guided by these principles, the HRC oversees on behalf of the board the establishment of the company’s performance goals and assesses our executive compensation program, including payouts for the executive team, while continuously seeking to improve our practices and standards.

Executive Leadership Team Appointments

On January 10, 2023, Hydro One announced the appointment of David Lebeter as the new President and CEO, effective February 1, 2023. As he fills vacancies on the Executive Leadership Team (ELT), Mr. Lebeter also continues in his role as the Chief Operating Officer, a role he assumed in January 2020. Mr. Lebeter's appointment attests to Hydro One's strong talent development and succession planning culture. The previous President & CEO, Mark Poweska, stepped down on June 21, 2022 to assume a position at a utility closer to his family in Western Canada. William Sheffield, a member of the board since 2018, held the President and CEO role on an interim basis, from June 21, 2022 to February 1, 2023.

Jason Fitzsimmons stepped down as Chief Corporate Affairs and Customer Care Officer, to accept his appointment as Deputy Minister of Energy for the Government of Ontario. We thank him for his service and wish him well serving the people of Ontario. Megan Telford, Chief Human Resources Officer took over the Chief Corporate Affairs and Customer Care role on an interim basis.

The HRC and the board are confident that the ELT continues to be well equipped to work with Mr. Lebeter in achieving the organization’s corporate strategy and helping to power the province’s economic recovery.

Having leveraged our robust and effective succession program this year, Hydro One remains committed to a rigorous ongoing succession planning process to identify, assess and develop leaders and ensure strong and diverse leadership for the organization into the future. With increased focus on ELT development, succession planning, and an awareness of the external market, the organization is well placed to execute our strategy of driving value creation for our stakeholders and in responding to challenges that may arise.

2022 HRC Priorities

Supporting Customers and Communities – Hydro One continued to put people first by supporting customers with financial assistance, flexibility and choice.

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EXECUTIVE COMPENSATION

Environment, Social and Governance – Hydro One remains committed to expanding our ESG focus by pursuing key initiatives across our priority areas of People, Planet and the Community.

In 2022, we partnered with the Canadian Council for Aboriginal Business to provide business grants to 28 Indigenous-owned businesses.

We continued to strive for best-in-class safety performance in order to achieve our safety objectives.

Strategy – Following the approval and launch of Hydro One's renewed People Strategy in 2021, significant efforts were directed towards implementation and alignment of initiatives aligned with, and in support of this strategy. Our Strategy outlines the services, programs, and experiences required to successfully enable performance, productivity, and engagement of our people across the company, and is underpinned by four pillars: (1) We are heard, valued and belong, (2) We are safe, well and ready to perform, (3) We are supported and equipped to win, and (4) We are ready for our future.

Talent Management – We pursued a number of initiatives to strengthen engagement of Hydro One employees and respond to a tightening labour market for key skills. We conducted the second annual corporate-wide employee engagement survey, refreshed our Diversity, Equity and Inclusion (DEI) strategy, provided ongoing ELT development programs, and prepared for the hybrid work environment.

Compensation Decisions in 2022

Our employees continued to deliver strong results in 2022, notwithstanding the impact of a number of major weather events and continued impact of COVID-19, now in the third year of ongoing social and economic disruption. The outcomes of our incentive plans recognize and reward employees for their tireless commitment and resilience balancing the interests of all stakeholders, including the need for prudent fiscal management during this period of economic uncertainty and recovery.

In 2022, no adjustments were made to either the Short-term Incentive Plan (STIP) or 2022 cash-settled Long-term Incentive Plan (LTIP) from the performance measures and targets established at the beginning of the year.

The HRC continues to monitor market trends to ensure the organization responds to all stakeholder needs with appropriate approaches to compensation and governance.

2022 Highlights

Hydro One delivered strong performance against our objectives in 2022 including advances on several key objectives. This achievement was significant as the company continued to deal with the lingering effects of the pandemic, especially during the first half of the year, and had to face the impact of two major storms. Throughout, Hydro One has remained committed to supporting our customers and employees, maintaining a safe and reliable supply of electricity and executing on our Ontario-focused strategy.

Guided by our purpose of energizing life in Ontario, we look to the future and what we can do today to benefit all Ontarians in the energy transition. Key highlights for 2022 include:

Outstanding Safety Performance

We achieved the best safety record in our history, posting a recordable injury rate of 0.616 per 200,000 hours. Hydro One saw a significant reduction in the number of high-energy serious injuries from 2021, with one employee sustaining a high-energy serious injury, compared to four in 2021. This equates to a High-Energy Serious Injury and Fatality (HSIF) rate of 0.012 per 200,000 hours, well below our annual target of 0.066.

Partnership with First Nations

We launched our equity partnership model on new capital transmission line projects with a value exceeding $100 million. This model will offer First Nations a 50% equity stake in all new, future large-scale capital transmission line projects. This model will be applied to the development of the Waasigan Transmission Line project in northwestern Ontario and to five transmission lines Hydro One is developing in southwestern Ontario.

Progressive Indigenous Relations

As part of our commitment to being a trusted partner to Indigenous communities, this year we also increased total procurement with Indigenous businesses to approximately $95.9 million, our highest spend to date. This is a significant increase from last year’s total of approximately $58.3 million and has us well on our journey to achieve our procurement target for Indigenous businesses at 5% of our purchases of materials and services by 2026.

64 Hydro One Limited | 2023 Management Information Circular

Critical Capital Investments

To attract new businesses, create jobs and help communities grow, we invested approximately $2.1 billion in capital to expand the electricity grid and renew and modernize existing infrastructure. The Ontario Energy Board (OEB) approved the settlement agreement for our 2023-2027 Investment Plan for Hydro One’s transmission and distribution systems. The plan, informed by feedback from almost 50,000 customers, will reduce the impacts of power outages, renew and replace critical transmission and distribution infrastructure, enable economic growth and prepare for climate change.

Energizing Life in Ontario Communities

Our 2022 Power to Give campaign was our most successful fundraising year for our employee giving program. Thanks to the generous spirit of Hydro One employees and retirees, we, including Hydro One’s corporate match, increased the total contribution of Power to Give to approximately $2.2 million. Each and every one of us has the Power to Give and it is initiatives like these that build, strengthen and energize life in communities across Ontario.

Focusing on Customer Satisfaction

We continued to demonstrate our commitment to customers and communities through our restoration work and keeping our customers informed during major storms, as well as initiatives including the Energizing Life Community Fund and the Winter Relief Fund. Residential and small business customer satisfaction stood at 87%. Large customer satisfaction stood at 88%.

Commitment to Sustainability

In January 2022, Hydro One successfully closed amending agreements to its syndicated lines of credit to incorporate ESG targets to include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures. In January 2023, we became the first utility in Canada to publish a Sustainable Financing Framework, which allows us to issue sustainable financing instruments, such as green bonds, and allocate the net proceeds to investments in eligible green and social project categories – such as clean energy and transportation, biodiversity conservation, climate change adaptation, socio-economic advancement of Indigenous people and access to essential services i.e. high-speed broadband internet.

More Productivity Savings

In 2022, we achieved an approximately 9% increase in year-over-year productivity savings with approximately $373.6 million saved in 2022 as compared to approximately $343.9 million in 2021. We also delivered on our multi-year commitment to keep costs as low as possible with a total of approximately $1.5 billion in productivity savings since 2015.

Best Employer, 8th Year

For the eighth year in a row, Hydro One has been recognized on Forbes’ annual list of Canada’s Best Employers. The company’s performance ranking is based on employees and other professionals recommending Hydro One as a desirable employer.

13th Emergency Response Award

Hydro One earned two emergency response awards bringing the total to 13 emergency response awards from the Edison Electric Institute for restoring power. These awards demonstrate our longstanding commitment to storm response and restoration efforts.

Executive Compensation Program Overview

The company’s executive compensation program is designed to attract, retain and motivate executives, offering compensation opportunities in a pay-for-performance environment that considers all stakeholders. The program is designed to incentivize executives to achieve our corporate strategy and enhance long-term shareholder value.

Incentive Plan Results

Hydro One’s compensation philosophy is based on the principle of pay-at-risk being tied to performance results in order to create value for all stakeholders.

Based on the 2022 corporate scorecard focused on key operating metrics, the board approved an annual STIP payout of 126.53% of target. Executives subject to the executive compensation framework were capped at 100% of target award. A full description of the 2022 corporate scorecard performance measures and results are provided under Short-term Incentive Decisions for 2022 commencing on page 80.

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EXECUTIVE COMPENSATION

Based on 2020 to 2022 performance against established corporate measures, the board approved a 2020 LTIP payout of 149.91% of target. Executives subject to the executive compensation framework were capped at 100% of target award. Detailed results are provided under Long-term Incentive Decisions for 2022 commencing on page 88.

In 2022, Hydro One’s executive compensation program was in compliance with the Hydro One Accountability Act (Hydro One Accountability Act or HOAA) and the directive (the directive) issued by the Ontario Management Board of Cabinet (Management Board of Cabinet) on February 21, 2019 pursuant to the HOAA. Details of Hydro One’s executive compensation framework can be found starting on page 68.

2023 Priorities

Hydro One’s people and culture continue to be critical to the successful execution of the company’s corporate strategy and in 2023 we will continue to focus on the implementation of our People Strategy. We will continue to empower our employees as we nurture a culture that will allow us to realize our purpose of energizing life in Ontario.

A key area of our focus in 2023 will be to support Mr. Lebeter as he fills the vacancies on the ELT, in support of the company's corporate strategy.

In 2023, the HRC will monitor the execution of Hydro One’s corporate strategy and the continued evolution of an organizational culture which promotes development, accountability and a healthy work environment.

Advancing our efforts on diversity, equity and inclusion across all levels of employment remains a priority. In 2023, the HRC will continue to oversee the execution of the strategy to ensure Hydro One delivers on our commitment to enhance DEI.

In 2023, we will work with management to update the executive compensation program to further align to our pre-existing compensation philosophy. The updated executive compensation program will greater align Hydro One's executive rewards philosophy with the competitive market. Key elements of the updated executive compensation program are outlined below:

•	a new peer group for compensation purposes to better align with our competitive market,
•	a compensation structure that reflects market practices,
•	compensation targets set in reference to the market, over time,
•	a new equity-based Long-term Incentive Plan, and
•	incentive payouts aligned with pay-for-performance principles.

As outlined above in this circular and in Hydro One’s Sustainability Report, the company already directly links the outcome of ESG measures to compensation. In 2023, the HRC and the board will work with the ELT to develop plans to strengthen the integration of ESG into our compensation plans.

The HRC and board of directors remain committed to open and transparent communication about our executive compensation program. We trust the CD&A provides you with clear and relevant information that allows you to understand and evaluate our executive compensation program and practices, and to cast an informed ‘say on pay’ vote at the upcoming annual meeting of shareholders. We welcome your comments and questions and invite you to submit them by email c/o the Corporate Secretary at CorporateSecretary@hydroone.com.

Sincerely,

66 Hydro One Limited | 2023 Management Information Circular

II – Compensation Discussion and Analysis

This Compensation Discussion and Analysis (CD&A) provides information regarding the company’s 2022 compensation approach as well as its compensation practices, policies and plans during that year. This CD&A pertains to Hydro One Limited and its subsidiaries, including Hydro One Inc. Unless the context otherwise requires, references in the CD&A to the company and Hydro One refer to Hydro One Limited and its subsidiaries and references to executive(s) refer to employees of the company who hold a vice president role and above, which includes the named executive officers (see “Named Executive Officers” – page 75). The ELT includes those direct reports to the President and CEO who hold an Executive Vice President (EVP), Senior Vice President (SVP) or Chief title.

A.	Compensation Philosophy and Practices

i.	Compensation Guiding Principles

This circular is primarily focused on the compensation summary for the NEOs for the year that ended on December 31, 2022 and the executive compensation philosophy, practices and policies that were in place during the year.

2022 Executive Compensation Philosophy

Hydro One’s executive compensation program provides total compensation opportunities designed to attract, retain, motivate and reward executives with the calibre of talent and skills necessary to deliver on Hydro One’s corporate strategy, balance stakeholder interests, grow its business and increase shareholder value. The following table outlines the principles confirmed by the board and used to inform our compensation decisions:

Principle	Objective
Performance- oriented

To provide pay-for-performance and align performance objectives to strategy and core values over both the short- and long-term horizons to reinforce our strategic business objectives and a performance-oriented culture

Long-term focus	To reward sustainable growth that supports long-term value creation for shareholders and customers
Market competitive	To attract and retain high-performing employees with market-aligned compensation
Individual accountability	To foster a culture of individual ownership and accountability, while encouraging teamwork
Balanced approach to risk	To support an appropriate level of risk-taking that balances short- and long-term company objectives
Shared responsibility	To require employees to share the risks and responsibilities for their current and future needs
Simple and integrated	To provide programs that are simple to understand and administer and communicate the integrated value of monetary and non-monetary rewards

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CORPORATE GOVERNANCE

ii.	2022 Compensation Practices at a Glance

The table below highlights executive compensation practices we have implemented to drive performance and achieve shareholder value.

✔	What Hydro One Does	Χ	What Hydro One Does Not Do
✔	Pay-for-performance (see pages 64, 65, 66, 80, and 88)	Χ	No hedging (see page 71)
✔	Caps on incentive payouts (see page 79 and 87)	Χ	No loans to executives
✔	Independent compensation advice (see page 69)	Χ	No reloading of options or evergreen option plan limits
✔	Benchmarking (see page 69)	Χ	No repricing of stock options
✔	Share ownership requirements (see page 72)	Χ	No single trigger change in control provisions (see page 100)
✔	Incentive Compensation Adjustments – Principles and Practices. Established specific conditions under which the board may apply discretion (see page 72)
✔	Clawbacks (see page 72)
✔	Reward achievement based on predetermined objectives (see pages 88 to 89)
✔	Pay-at-risk (see pages 80 to 90)
✔	Align pay to shareholder returns (see pages 65 and 66)
✔	Fixed limits on the number of shares that can be issued under the equity plans (see pages 103 and 107)

B. Executive Compensation Framework

In 2022 the company was subject to an executive compensation framework established pursuant to the Hydro One Accountability Act, 2018 and approved by the Management Board of Cabinet in March 2019. The directive set out certain requirements for compensation of Hydro One’s executives.

Hydro One remained committed to attracting, retaining and motivating the talent necessary to achieve its strategy, through reasonable compensation programs which include a base salary, short- and long-term incentives, and pension and benefits within the compensation framework.

This compensation framework remained in place for 2022 and was designed to adhere to the requirements set forth in the Hydro One Accountability Act, 2018 which were proclaimed in force by the Province of Ontario on August 15, 2018.

Key elements of the executive compensation framework included, among other things:

•

maximum total direct compensation (base salary, short-term incentive and long-term incentive) of $1,500,000 for the President and CEO in 2019 ($1,531,500 in 2020 reflecting an increase of 2.1%, $1,542,221 in 2021 reflecting an increase of 0.7%, and $1,604,488 in 2022 reflecting an increase of 4.0%, as aligned with the legislative requirements described below);

•	maximum total direct compensation for other executives no greater than 75% of the President and CEO’s total direct compensation;

•

the maximum total direct compensation could be adjusted annually by the lesser of the rate of Ontario Consumer Price Index (CPI) and the annual rate at which total maximum direct compensation was adjusted for non-executive managerial employees;

68 Hydro One Limited | 2023 Management Information Circular

•	pension and benefits entitlements were not to be in excess of those provided to non-executive managerial employees; and

•	other bonuses (including signing bonuses), perquisites, or share options were not permitted.

Please refer to the Executive Compensation Framework Compliance – Supplemental Disclosure starting on page 95 for details of NEO compensation relative to the executive compensation framework requirements.

C.	Named Executive Officer Pay Benchmarking

Human Resources Committee

One of the HRC’s responsibilities is to assist the board in fulfilling its oversight responsibilities relating to the delivery of sustained corporate results through the attraction and retention of key senior management (see “Corporate Governance – Committee Reports – Human Resources Committee” starting on page 60).

All HRC members have gained the following relevant experience in human resources and compensation by serving as an executive officer (or equivalent) of a major organization and/or through prior service on the human resources committee of a stock exchange-listed company or otherwise, and through ongoing board of directors and committee education sessions. HRC members have a wide array of talent management responsibilities as per the broad mandate of the HRC. The following are specific areas of experience and expertise related to total rewards:

•	human resources experience (experience with benefit, pension and compensation programs particularly executive compensation);

•	risk management experience (knowledge and experience with internal risk controls, risk assessments and reporting as it pertains to executive compensation); and

•	executive leadership experience (experience as a senior executive/officer of a public company or major organization).

Please refer to the biographies of our HRC members starting on page 18 and details of their additional skills and experience described on page 37.

Compensation Advisors

The HRC engages with independent, external consultants for advice and consultation on executive and director compensation matters.

Since October 2018, Mercer (Canada) Limited (Mercer) has served as the independent consultant to the HRC, providing data and advice to assist the committee in carrying out its mandate.

All decisions and actions taken by the HRC and the board have been based on numerous factors and considerations which may, but do not necessarily, reflect the information provided by, or advice of, the advisors.

Aggregate compensation advisor fees (rounded and including taxes) paid to Mercer for executive compensation or related services provided to the HRC during 2022 and 2021 are as follows:

	Professional Service Fees (CAD)
Compensation Advisor	Year	Executive Compensation- Related Fees	Other Fees(1)
Mercer (Canada) Limited(1)	2022	$354,253	$69,738
	2021	$88,208	$565,283

Note:

1.

In 2021 and 2022, Mercer provided specific market compensation benchmarking analysis in the form of a custom compensation survey directed by the Ontario Energy Board (OEB) for purposes of our joint (distribution and transmission) rate application filing before the OEB. This analysis is not related to executive compensation. While the HRC is not required to approve work related to the OEB benchmarking study prior to completion, the work is completed by a separate Mercer consultant distinct from the one providing advice to the HRC. No fees other than for executive compensation or related matters were charged by the independent advisor in either 2021 or 2022 for work requested by the HRC or board.

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EXECUTIVE COMPENSATION

Compensation Peer Group

In 2019, the board engaged Mercer to perform a comprehensive review of Hydro One’s executive compensation program. As part of this review, Mercer developed an updated compensation peer group that consists of 13 Canadian organizations, including publicly traded organizations in the energy and utilities industries and large government-owned utilities. This peer group remained unchanged for 2022, with the exception of removing Inter Pipeline Ltd. which was acquired by Brookfield Infrastructure in the fourth quarter of 2021, and reflects:

•	Hydro One’s core business as Canada’s largest electricity transmission and distribution service provider;
•	the unique dynamic of Hydro One’s ownership structure, recognizing the complexity of a publicly traded company with significant investment by the Province of Ontario; and
•	the particular considerations inherent with highly regulated organizations having large societal impact.

This peer group was used to inform total direct compensation design for Hydro One’s NEOs, each of whom is required to possess a high level of skill and proven experience leading large and complex organizations. The compensation for Hydro One’s NEOs has been structured to comply with the requirements of the Hydro One Accountability Act, and therefore has not been targeted to a specific percentile (such as the median) of this peer group. In line with peer practices and consistent with Hydro One’s compensation philosophy, NEO total direct compensation is aligned with clear performance measures and stakeholder expectations over the short- and long-term.

For details on the NEOs’ 2022 target total direct compensation, see Target Compensation Mix on page 90.

Primary Compensation Reference Peer Group

Reference peers were selected based on a number of considerations including industry, size and ownership structure (i.e., private- and public-sector organizations). The organizations selected were similar in size to Hydro One and Hydro One is currently positioned above the 50th percentile of the peer group for each scoping criterion.

Private Sector Peers	Public Sector Peers
AltaGas Ltd.	British Columbia Hydro and Power Authority
ATCO Ltd.	ENMAX Corporation
Emera Incorporated	Hydro-Québec
Fortis Inc.	Ontario Power Generation Inc.
Keyera Corp.	Toronto Hydro Corporation
Pembina Pipeline Corporation
TransAlta Corporation

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Notes:

1.	Total assets and total revenues are calculated using data for the most recently reported 12-month period ending December 31, 2022.
2.	Peer information included in this chart was prepared by Mercer using data from S&P Capital IQ.
3.	The market capitalization of Hydro One was approximately $21.7 billion and its total enterprise value was approximately $36.4 billion as at December 31, 2022.
4.

Market capitalization is calculated based on the number of common shares outstanding multiplied by the closing share price and total enterprise value is calculated based on market capitalization plus net debt. Public sector organizations are excluded from these statistics as market capitalization and total enterprise value cannot be calculated.

Executive Compensation Program Changes Planned for 2023

In 2023, Hydro One is updating the executive compensation program to further align to our updated compensation philosophy. The updated executive compensation program aligns Hydro One's executive pay and structure with the competitive market. Further details are outlined in the letter to shareholders on page 66.

In conjunction with the updates being introduced to the executive compensation program, a new peer group is being adopted for compensation reference purposes. The new peer group is more reflective of the company's competitive market and will be included in next year’s management information circular.

D.	Compensation Governance

i.	Risk Management Process

Hydro One’s executive compensation program is structured to provide an appropriate balance of risk and reward consistent with the company’s risk profile and to ensure that compensation practices do not encourage excessive risk-taking by executives, all within legislative constraints. Such risk mitigation practices include the compensation practices outlined below. Hydro One’s compensation practices are reviewed annually by the HRC to ensure they align with the company’s strategic plans, risk profile and risk management principles.

ii.	Compensation Practices

Practice	Description
Anti-Hedging

Directors, executives and other employees are prohibited from purchasing financial instruments that are designed to hedge, offset or otherwise reduce or limit their economic risk, including with respect to a decrease in market value of equity securities of the company granted, as compensation or held, directly or indirectly, by such individuals, or otherwise undermining their alignment with shareholder interests, except with the prior written approval of the Human Resources Committee.

Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, put options, call options, exchange contracts, derivatives and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars and exchange funds), and the pledging of or granting of any other security interest in equity securities of the company as security for any loan where recourse is limited to the pledged security.

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EXECUTIVE COMPENSATION

Practice	Description
Clawbacks

Executives may be required to forfeit outstanding incentive awards and repay incentive compensation that has already been paid if, among other things, there is wrongdoing, misconduct, a material misstatement of Hydro One’s financial results, an error in any financial or operating measure used to determine incentive compensation amounts, or as may be required by applicable laws, stock exchange rules or other regulatory requirements. This applies to cash bonuses, Options, Performance Share Units (PSUs), Restricted Share Units (RSUs), other equity-based compensation and performance cash-settled LTIP awards, whether vested or unvested, including those which have been paid or settled.

Incentive Compensation Adjustments – Principles and Practices

Hydro One is committed to meeting all targets established at the outset of the incentive compensation performance periods. However, exceptional circumstances outside of management’s control may occur.

The HRC has established principles and practices for incentive compensation adjustments.

The purpose of these principles and practices is to provide clarity on the circumstances and process for considering any such exceptions.

Share Ownership Requirements(1)

To better align the interests of the company’s executives with the interests of Hydro One’s shareholders, the company has share ownership requirements based on the level of the position. Under these requirements, the company’s executives are subject to share ownership requirements which can be met through direct or beneficial ownership of the company’s common shares, management deferred share units (management DSUs), and 25% of performance cash-settled LTIP grants(1). Individuals have until the later of seven years from: (a) the closing date of the initial public offering of Hydro One’s shares in November 2015; and (b) the date they first became subject to the share ownership requirements.

Executives who are promoted to a level with a higher share ownership requirement have until the seventh anniversary of the date of their promotion to meet their new share ownership requirement. The executives must generally maintain the ownership level as of the date of retirement for 24 months (in the case of the President and CEO) or 12 months (in the case of other executives).

For purposes of assessing the requirement, 25% of the target value of outstanding cash-settled LTIP is counted during the vesting period. This practice reflects the company’s inability to grant equity-based awards (which would count toward the requirement), under the executive compensation framework. The expectation is upon the vesting of cash-settled LTIP awards, executives will use a portion of the proceeds to purchase common shares. Once cash-settled awards have vested they are not counted toward the achievement of ongoing share ownership requirements.

The share ownership requirements as a multiple of annual base salary are set forth below:

	President and CEO	3x
	EVP or equivalent Direct Report to the President and CEO	2x
	All Other Executives – SVP or equivalent, and Vice President Level or equivalent	1x
Trading Restrictions	Executives are prohibited from trading Hydro One securities during our trading blackout period, and at any other time when they possess undisclosed material information.

Note:

1.

Cash-settled LTIP grants with 100% performance-based payouts were designed to continue the alignment of company performance with shareholder interests, while ensuring that compensation for Hydro One’s executives also remained within the guidelines established by the executive compensation framework as described starting on page 68.

iii.	Environment, Social and Governance (ESG)

At Hydro One, we are committed to being an industry leader in sustainability. We understand that our long-term performance depends on incorporating sustainability into all aspects of our business. We remain focused on what matters – standing up for people, the planet and communities across Ontario.

The board oversees the company’s approach to environmental, social and governance matters relating to the long-term health and sustainability of the company. This oversight includes reviewing and approving the company’s key sustainability priorities, its program, and its annual sustainability report.

Hydro One directly links a variety of ESG measures to compensation outcomes through our STIP. The 2022 team scorecard includes Safety, System Reliability and Customer measures, with additional ESG indicators included on individual scorecards.

Hydro One releases an annual sustainability report and is committed to continuously increasing the transparency and accountability of our ESG disclosures. We are guided in our reporting by the Global Reporting Initiative (GRI) core standards; the Sustainability Accounting Standards Board (SASB); and our report is prepared broadly following the recommendations of the Task Force on Climate-related Financial

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Disclosures (TCFD). In 2022, we integrated the United Nations (UN) Sustainable Development Goals (SDGs) into our reporting.

Hydro One continues to strengthen our commitment to ESG, with a focus on the three priority areas where we believe we can make the greatest impact.

In 2021, we made significant public commitments to advance our performance in these priority areas. We plan to annually review our priority areas and publicly report our progress on achieving these goals in our future sustainability reports.(1)

People: Hydro One strives for a workplace that reflects the diversity of Ontario where we live and work while ensuring that we build a corporate culture of dignity, respect, trust and belonging. Hydro One’s Diversity, Equity and Inclusion Council was established to advocate for and help embed DEI throughout the company’s social, governance and business practices. We have signed the BlackNorth Initiative Pledge and we are committed to achieving 3.5% Black executives and board directors and 5% Black student hires by 2025. Additionally, as a signatory to the Catalyst Accord, Hydro One is committed to achieving at least 30% female executives and board members. For more information on our DEI programs, please visit page 44.

Planet: Hydro One’s unique position within Ontario’s electricity landscape means we have a pivotal role to play in transmitting and distributing clean electricity across the province. We are committed to adapting to and mitigating the impacts of climate change in a complex business and regulatory environment. One of our key corporate strategies is to plan, design and build a grid for the future that is reliable, resilient and flexible. We disclose our independently assured Scope 1 and 2 GHG emissions annually in our sustainability report. Under the board’s oversight, we have also set ambitious climate reduction targets, committing to achieve net zero emissions by 2050, with an interim emissions reduction target of 30% by 2030. Key components of our emissions reduction strategy include: conversion of fleet vehicles to electric and hybrids; reducing the need for diesel generation at remote northern communities by connecting communities to the provincial electricity grid; and reducing sulfur hexafluoride (SF6) emissions. We will also explore new technologies to further reduce emissions. Hydro One is committed to reporting annually on our progress in achieving the company’s climate change targets in our annual sustainability report.

In 2021, for the first time, we began aligning our climate disclosures to the recommendations of the TCFD. We recognize that implementing these TCFD recommendations within our company is a journey and we are committed to the continuous improvement of our TCFD reporting.

Community: Hydro One continues to stand with our partners - Indigenous communities, customers, industry stakeholders, government and all Ontarians- to build safer, more resilient communities and to promote a more equitable future for all. Hydro One is committed to respecting, engaging, and most importantly, listening to Indigenous communities to support advancing Indigenous reconciliation. We have committed to increasing our Indigenous procurement spend to 5% of the company’s purchases of materials and services by 2026 and to ensuring that 20% of our corporate donations and sponsorships support Indigenous communities. For more information on our Indigenous Relations programs, please visit page 55.

Further information including details on our management and governance approach can be found in Hydro One’s most recent sustainability report available at: https://www.hydroone.com/sustainability/.

iv.	Say on Pay

In accordance with Hydro One’s corporate governance guidelines, the company will hold an advisory vote on the approach to executive compensation (say on pay). The purpose of a say on pay vote is to obtain shareholder input on executive compensation at each AGM.

The board believes that the shareholder say on pay vote forms an important part of the ongoing process of engagement between shareholders and the board on executive compensation.

At the meeting, shareholders will have an opportunity to vote on our approach to executive compensation through consideration of the following say on pay advisory resolution:

1.	See “Caution Regarding Forward-looking Statements” starting on page 110.

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EXECUTIVE COMPENSATION

“Resolved, on an advisory basis and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2023 annual meeting of shareholders of the company.”

Because your vote is advisory, it will not be binding upon the board. However, the board will take into account the results of the vote when considering future executive compensation arrangements. The directors of the corporation remain responsible for overseeing the company’s executive compensation practices and are not relieved of these responsibilities by an advisory vote by shareholders.

E.	Executive Compensation Decision-making Process

Hydro One’s compensation decision-making process involves management, the HRC, independent compensation advisors, and the board for final approval. Outlined below is a general overview of the process the company has historically followed in determining compensation.

To promote robust decisions and analysis of recommendations, and to ensure the implications on diverse stakeholders are considered, management recommendations are initially brought forward at an HRC meeting and then reviewed and recommended to the board for approval at a subsequent meeting.

By having discussion and approvals conducted at separate meetings, we believe we are able to develop thoughtful solutions that consider the impacts of such on all of our stakeholders. If appropriate, additional analysis may be requested by the HRC or the board.

In 2022, the HRC continued to monitor the compensation program to ensure it was achieving its intended results and to understand the impact of the global pandemic on operations and stakeholders. The HRC may refine the program over time to ensure that it continues to be aligned with the company’s strategy and long-term objectives.

The table below summarizes the company’s compensation decision-making process.

	Management	Human Resources Committee	Compensation Advisors	Board
Design of Compensation Structure	Designs and recommends compensation program to HRC	Reviews and, where appropriate, revises and recommends the compensation structure to the board for approval	Provides input based on best practice to the HRC	Approves compensation program including any material changes
Choice of Performance Measures and Annual Targets	Develops annual company objectives aligned with the strategy and incentive plan performance measures including weighting	Reviews and, where appropriate, revises and recommends the incentive plan performance measures to the board for approval	Provides input to the HRC on market practice	Approves performance measures and target
Set Targets for Executive Compensation	Develops and recommends to HRC target compensation and variable pay for executives	Recommends President and CEO’s target compensation to board for approval Reviews and approves target compensation for direct reports to the President and CEO	Assists the HRC in developing target compensation	Approves the President and CEO target compensation

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	Management	Human Resources Committee	Compensation Advisors	Board
Assess Company Performance	Recommends corporate performance results to the HRC	Reviews and, where appropriate, adjusts corporate performance results and recommends to the board for approval	Supports the HRC in reviewing performance results, identifies areas where adjustments should be considered	Approves the performance results
Assess Individual Performance	President and CEO assesses performance of direct reports, recommends compensation decisions to the HRC	Assesses the President and CEO’s performance and recommends same to the board Reviews performance of the President and CEO’s direct reports		Approves the President and CEO’s performance results
Award Compensation	President and CEO recommends compensation for the President and CEO’s direct reports	Reviews, finalizes, and approves compensation for the President and CEO’s direct reports Recommends the President and CEO’s compensation to the board for approval	Provides analysis to support compensation decision-making where applicable	Approves compensation for the President and CEO

Hydro One’s management team, the HRC, the board and our compensation advisors all play a key role in determining compensation for the company’s executives and in managing compensation risk.

F.	Compensation Components and Decisions

i.	Named Executive Officers

For purposes of compensation disclosure, this CD&A discloses information about the President and CEO, the Chief Financial Officer, and the three other most highly compensated executive officers who provided services to the company during 2022 (collectively referred to as named executive officers or NEOs). The NEOs for 2022 are as follows:

Name	Title
William Sheffield(1)	Interim President and Chief Executive Officer
Chris Lopez	Chief Financial Officer
Paul Harricks	Chief Legal Officer
David Lebeter(2)	Chief Operating Officer (President and Chief Executive Officer effective February 1, 2023)
Megan Telford	Chief Human Resources Officer
Mark Poweska(3)	Former President and Chief Executive Officer

Note:

1.	Mr. Sheffield was appointed Interim President and CEO on June 21, 2022 and held the position until February 1, 2023.
2.

Mr. Lebeter is the President and CEO, a position he assumed February 1, 2023. As he fills vacancies on the ELT, Mr. Lebeter also continues in his role as the Chief Operating Officer, a role he assumed in January 2020.

3.	Mr. Poweska held the President and CEO role until June 21, 2022 and left the company on September 21, 2022.

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EXECUTIVE COMPENSATION

The biographies for our NEOs as of December 31, 2022 follow:

William Sheffield, 74 Interim President and Chief Executive Officer

William Sheffield is the former CEO of Sappi Fine Papers, headquartered in the U.K. and South Africa. He began his career in the steel industry with Stelco Inc., headquartered in Ontario. Mr. Sheffield also held senior roles in the forest products industry with Abitibi-Price Inc. and Abitibi-Consolidated Inc. where he led the forestry, mill and hydro-electric operations with the Iroquois Falls Division in northern Ontario. Mr. Sheffield held the role of Interim President and CEO of Hydro One Limited and Hydro One Inc. from June 21, 2022 to February 1, 2023.

Mr. Sheffield has been a corporate director since 2004. He currently sits on the board of Atlantic Packaging Products Ltd. Previous directorships include Ontario Power Generation, Canada Post Corporation, Velan Inc., Houston Wire & Cable Company, Pan Asia Paper, Corby Distilleries, Royal Group Technologies, 4iiii Innovations Inc., Family Enterprise Canada, and SHAD. In addition to his engagements on the boards of public companies and Crown corporations, Mr. Sheffield has had experience with family enterprise advisory boards such as Burnbrae Farms, Longview Aviation Capital Corp. and Epicure.

Mr. Sheffield holds a Bachelor of Science (Chemistry) from Carleton University, an MBA from McMaster University and holds his ICD.D. In 2015, he was awarded a Fellowship from the National Association of Corporate Directors in the U.S. He also completed the Family Enterprise Advisors Program (FEA) at the University of British Columbia.

Chris Lopez, 48 Chief Financial Officer

Chris Lopez is the Chief Financial Officer (CFO) of Hydro One, a position he assumed after being appointed as Acting CFO in late 2018. Mr. Lopez joined Hydro One in 2016 as the Senior Vice President of Finance and has more than 23 years of progressive experience in the utilities industry in Canada, the United States and Australia.

As CFO, Mr. Lopez is responsible for the corporate finance function, including treasury and tax, as well as internal audit, investor relations, risk, pensions and shared services, including supply chain, strategy and growth, Acronym Solutions Inc., and mergers and acquisitions.

Prior to joining the organization, Mr. Lopez was the Vice President, Corporate Planning and Mergers & Acquisitions at TransAlta Corporation from 2011 to 2015, and the Director of Operations Finance at TransAlta from 2007 to 2011 in Alberta, Canada. He also held senior financial roles for TransAlta in his native Australia, from 1999 to 2007. At the start of his career, he worked as a financial accountant following the completion of the Graduate Leadership Development Program with Rio Tinto.

Mr. Lopez holds a Bachelor of Business degree from Edith Cowan University in Australia, and a Chartered Accountant designation. He is a Graduate member of the Australian Institute of Company Directors and has completed the CFO Leadership Program at Harvard Business School.

Paul Harricks, 68 Chief Legal Officer

Paul Harricks is the Chief Legal Officer of Hydro One, leading all aspects of the organization’s regulatory, legal, compliance, corporate governance and business ethics activities.

Prior to joining Hydro One in September 2019, Mr. Harricks practiced law for about 40 years, working extensively in the energy and infrastructure industries and serving as a partner and leader of the Energy Sector Industry Group of Gowling WLG Canada LLP, a major Canadian law firm.

A seasoned and trusted legal and strategic advisor, Mr. Harricks has delivered effective results in the fields of electricity distribution, transmission and generation and has led a range of public and private mergers and acquisitions.

Mr. Harricks is a past Director of the Association of Power Producers of Ontario and is a current member and a past Chair of the Energy Transition Committee of the Toronto Region Board of Trade. He is also a Director and Audit Committee and Compensation Committee member of Pioneering Technology Corp. and an active member of the International Bar Association.

He holds a Bachelor’s degree from the University of Toronto and an LLB from Osgoode Hall Law School.

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David Lebeter, 63 President and Chief Executive Officer	Please see David Lebeter’s current biography under "Director Profiles" on page 23.
Megan Telford, 48 Chief Human Resources Officer

Megan Telford is the Chief Human Resources Officer at Hydro One Networks Inc., a role she assumed in September 2020. Ms. Telford is responsible for all areas of human resources across Hydro One, including labour relations, talent management, total rewards and change and culture.

Ms. Telford is an experienced leader with deep expertise in law and human resources. Before joining Hydro One, Ms. Telford held the position of Head of Human Resources at Toronto Dominion (TD) Insurance from 2019 to 2020, and also held a number of increasingly senior roles across the TD Bank in both legal and human resources since 2007. Prior to TD, Ms. Telford practiced labour and employment law at a national law firm and worked at the Permanent Court of Arbitration in The Hague.

Ms. Telford holds an Honours Bachelor of Arts degree in Industrial Relations from McMaster University, a Master of Industrial Relations and Juris Doctor from Queen’s University and she was a law clerk for Justices Stone and Strayer at the Federal Court of Appeal.

ii.	Components and Decisions of 2022 Compensation

Hydro One’s compensation structure includes base salary, short-term and long-term incentives, share ownership plan, and pension and benefits.

The table below describes the components of compensation for the NEOs and the objective of each:

	Component	Form	Objectives
Fixed	Base Salary	Cash	• Attract and retain highly qualified and experienced executives • Provide a predictable and steady income
	Pension	Defined Contribution Pension Plan (DCPP)	• Provide market-competitive, sustainable retirement arrangements to attract and retain talent
	Benefits	Group health, life and disability benefits	• Indirect compensation to assist employees in covering select life events and promoting health and wellness
Variable	Short-term Incentive	Cash – executives can choose to receive some or all in the form of deferred share units (management DSUs)	• Motivate and reward achievement of annual business performance objectives • Align individual performance and rewards with corporate objectives
	Long-term Incentive	Cash-settled performance based	• Motivate and align executives with long-term strategy and shareholders’ interests • Encourage sustained long-term performance • Balance short- and long-term results focus
	Management Employee Share Ownership Plan (Management ESOP)	Market-purchased shares acquired up to a maximum 6% of base salary with a 50% company match up to a maximum of $25,000 per year	• Encourage share ownership and increase alignment with shareholders’ interests

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EXECUTIVE COMPENSATION

a.	Base Salary

Base salary is the guaranteed component of compensation which is based on job function, individual performance, operational experience and market alignment. This component is designed to enable Hydro One to attract, retain and motivate qualified employees, including executives. Base salaries are aligned with the requirements outlined under the executive compensation framework.

Base Salary Decisions for 2022

The following table documents the base salaries for the six NEOs in 2022, including applicable increases.

Following our typical practice, the 2022 base salary changes were approved by the board. The approved 4.0% increase to base salary was aligned with the requirements outlined under the executive compensation framework.

Named Executive Officer	2021 Base Salary(1)		2022 Base Salary(1)	% Change
William Sheffield(2)	$	N/A	$792,000	N/A
Chris Lopez		$411,259	$427,863	4.0%
Paul Harricks		$385,555	$401,122	4.0%
David Lebeter		$402,800	$419,063	4.0%
Megan Telford		$352,450	$366,680	4.0%
Mark Poweska		$514,074	$526,926	2.5%

Note:

1.

These columns reflect the NEOs’ base salary as of December 31 of the relevant year (other than for Mr. Poweska, which reflects his base salary in effect at his termination), and do not take into account any proration for base salary changes during fiscal years 2021 and 2022, respectively. Mr. Sheffield assumed his position of Interim President and Chief Executive Officer in June 2022 and Mr. Poweska left the organization in September 2022.

2.	Pursuant to the terms of his agreement as Interim President and CEO, Mr. Sheffield was entitled to a monthly retainer of $66,000.

b.	2022 Short-term Incentive Plan (STIP)

Hydro One’s STIP was designed to:

•	provide market competitive “pay-at-risk” necessary to attract, motivate and retain employees and executives;

•	reinforce strategic business objectives and a performance-oriented culture with significant elements of compensation-at-risk;

•	focus participants on the drivers of value creation; and

•	reward participants for achievement of annual corporate and individual performance goals.

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All full-time non-union employees, including executives, are eligible to participate in the company’s STIP. A summary of the components of the STIP is provided below.

Elements of the Short-term Incentive Plan	Impact on Award
How the Award is Determined

The amount of the award is a function of the executive’s incentive target, corporate performance and individual performance.

For NEOs, awards are weighted 80% on achievement of corporate goals and 20% on achievement of individual goals.

Corporate Performance

Corporate performance is based on financial and non-financial measures, which seek to align corporate performance with the company’s strategy as detailed in the corporate scorecard.

ESG and Other Non-Financial Measures

•  Health and Safety – to reinforce the importance of keeping our employees safe

•  Customer – Overall Favourable Impression – to align employees with customer perceptions of Hydro One

•  Work Program – to align employees with regulatory and customer goals

Financial Measures

•  Net Income – to increase shareholder value by increasing earnings

•  Productivity Savings – to increase shareholder value by decreasing operating, maintenance and administration (OM&A) and capital-related costs

See pages 81 to 82 for more information about the performance measures and results related to the company’s corporate scorecard.

Individual Performance

Individual performance is assessed based on the achievement of corporate-aligned performance objectives with a focus on delivering differentiated rewards to top performers. See each NEO’s key accomplishments starting on page 84.

Range of Awards

Awards may range from 0 to 100% for the President and CEO and EVPs, and from 0 to 150% of target short-term incentive for employees who hold an SVP level role (and below), based on corporate and individual performance.

Human Resources Committee/ Board Judgment

The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the performance period and recommends the “overall STIP performance multiplier” to the board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Payout

The payout may be in cash or, at the option of an eligible executive, management DSUs. Management DSUs are fully vested notional shares and accrue dividend equivalents when dividends are paid on the common shares and are redeemable for cash at the prevailing market price of the common shares upon settlement, after the executive ceases to be employed.

Clawbacks

Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s STIP may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payment were not achieved, or in the event of a material restatement of the company’s earnings (or other company-specific results) that significantly reduces shareholder value.

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EXECUTIVE COMPENSATION

The STIP payout is calculated based on the following formula.

Note:

Consistent with the requirements of the executive compensation framework, STIP payouts for the President and CEO and EVPs are capped at 100% of the target award.

Short-term Incentive Decisions for 2022

1.	Corporate Performance Scorecard

Hydro One’s corporate scorecard (scorecard) was developed by management and approved by the board, on the recommendation of the HRC, at the beginning of 2022. The scorecard performance measures were based on Hydro One’s objectives and business plan for the year and established “threshold”, “target”, and “exceeds” performance levels for each performance measure. Hydro One’s scorecard is a balanced scorecard measuring ESG, other non-financial and financial objectives with the aim of focusing the organization on key performance indicators that drive stakeholder value and align with the organization’s strategy.

To establish the performance levels for each performance measure, management models a broad range of scenarios and provides benchmarking data to support the rationale behind the proposed measures and demonstrate the rigour embedded in the performance levels (threshold, target and exceeds) relative to similar organizations.

In addition, Hydro One continues to monitor comparators and emerging trends to ensure our approach is appropriate and aligned with best practice. The HRC, with input from its independent compensation advisors, had the opportunity to review and modify (as appropriate) the performance measures and levels before recommending the scorecard to the board for approval.

Hydro One is focused on corporate social responsibility and outlines its practices in its annual Sustainability Report. The scorecard is aligned with the sustainability issues that matter most to customers, employees, communities and shareholders including safety, improving reliability and customer favourability.

Payouts under the STIP for 2022 were based on Hydro One’s corporate performance and each executive’s individual performance relative to their personal scorecards. In determining the company’s performance, the HRC reviewed management’s assessment of Hydro One’s performance against pre-established performance levels for each performance measure, and based on this and, using its informed judgment, approved the resulting performance payout.

The table starting on the next page sets out Hydro One’s corporate performance measures and results for 2022. Based on the company’s results, the HRC recommended, and the board approved, an overall STIP performance multiplier equal to 126.53% of the target for 2022 for the corporate component.

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* If the company has a fatality, the attained High Energy Serious Injuries & Fatality measure will be reduced to 0% based on the findings of the System Investigation.

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EXECUTIVE COMPENSATION

1.

Hydro One Limited prepares and presents its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). “Adjusted net income” is not a recognized measure under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures prepared by other companies. Adjusted net income is used by management of the company to assess the company’s performance and is considered a useful metric to evaluate the company’s current operations compared to the prior year because it excludes the impact of certain non-recurring costs or income. For a full description of this measure and, where applicable, a reconciliation to the most directly comparable U.S. GAAP measure, please see the section “Non-GAAP Financial Measures” in the Management’s Discussion and Analysis of Hydro One Limited which section is incorporated by reference herein and as filed under Hydro One Limited’s profile on SEDAR at www.sedar.com.

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Overall, Hydro One drove strong performance against our objectives in 2022 including key advances on several measures:

•

Health and Safety: Hydro One once again achieved a best-in-class recordable injury rate of 0.616 per 200,000 hours, which is well below (better than) the world-class benchmark of 1.0 as well as the company’s target for 2022. Hydro One also saw significant year-over-year improvement in the number of high-energy serious injuries, with only one employee sustaining a high-energy serious injury compared to four in 2021. This equates to a High-Energy Serious Injury and Fatality (HSIF) rate of 0.012 per 200,000 hours, which well exceeded (lower than) our annual target. Together, these results reflect the best safety record in Hydro One’s history and the significant progress made in preventing life-altering injuries and fatalities.

•

Work Program: While Transmission (Tx) and Distribution (Dx) reliability results fell short of target, in part because of the severe storms experienced during the year, Hydro One continued to execute on its investment plan as Tx in-service additions were within 1% of target due to strong planning and execution across key projects. Furthermore, our ongoing commitment to storm response and restoration efforts for all customers and communities, in addition to a higher volume of customer connections during the year, resulted in Dx in-service additions significantly exceeding target during the period.

•	Adjusted Net Income: 2022 adjusted net income attributable to common shareholders was approximately 7% better than target, due in part to higher peak demand and electricity consumption.
•

Productivity Savings: In 2022, we beat our productivity targets and achieved an approximate 9% increase in year-over-year productivity savings with $373.6 million saved in 2022 as compared to $343.9 million in 2021. Hydro One continues to deliver on its multi-year commitment to keep costs as low as possible, achieving approximately $1.5 billion in productivity savings since 2015.

•

Overall Favourable Impressions: Year-end overall favourable impression of 85% represents a record high since we started tracking the score in 2010 and reflects a 1-point improvement over 2021 results. These results reflect our proactive and comprehensive storm and outage communications strategy and ongoing offer of meaningful support for customers and communities alike.

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EXECUTIVE COMPENSATION

The following details key accomplishments for each NEO during 2022:

Named Executive Officer	Key Accomplishments
Chris Lopez Chief Financial Officer

Under Mr. Lopez’s leadership, Hydro One continued to execute its 5-year Corporate Strategy and Development Roadmap, with execution of the company’s strategic priorities remaining on track.

Mr. Lopez continues to oversee the successful execution of Hydro One’s multi-year growth plan, which remains in line with stakeholder expectations for both the regulated and unregulated businesses. In 2022, under Mr. Lopez’s leadership, Hydro One filed updated evidence in support of the company’s Joint Rate Application for the unforeseen impacts of increasing inflationary pressures and was ultimately successful in receiving OEB approval of a settlement agreement. Furthermore, the Minister of Energy directed the OEB to amend Hydro One Networks Inc.'s transmission license to develop four new transmission lines in southwest Ontario.

In Hydro One’s unregulated business, Mr. Lopez and his team guided the launch of Ivy’s Home Charging Service offering, the advancement of various Battery Energy Storage Systems (BESS) opportunities, and a commercial trucking charging infrastructure agreement with Home Hardware.

In 2022, Mr. Lopez oversaw Hydro One’s continued realization of productivity savings of $373.6 million, or approximately 9% higher than 2021, building on successes from earlier years.

Mr. Lopez also continued to enhance Hydro One’s relationships with key stakeholders, including shareholders and debtholders. Over the last three years Hydro One has achieved a total shareholder return of 60%, and the company’s stock price reached a new high of $38.27 during the year. Under Mr. Lopez’s leadership, Hydro One also successfully amended its syndicated lines of credit to incorporate ESG targets and received board approval of its Sustainable Financing Framework, which was ultimately released early in 2023. As a result of timely and consistent outreach initiatives, the Company continues to realize significant oversubscription of new debt issues, strong credit ratings maintained by ratings agencies, stable outlooks and lower interest costs.

Paul Harricks Chief Legal Officer

Under Mr. Harricks’ leadership, Hydro One successfully concluded several important agreements and regulatory filings in 2022, while advancing key enterprise projects.

In 2022, Mr. Harricks jointly led the successful filing and defence of the company’s Joint Rate Application, ultimately achieving the first-ever joint settlement on the largest application ever adjudicated by the OEB.

Under Mr. Harricks’ direction, Hydro One further strengthened its relationship with the OEB by participating in its Reliability and Power Quality Review (RPQR) Working Group, and its Adjudicative Modernization Committee. The company also provided input into several other OEB initiatives including its Framework for Energy Innovation, Electric Vehicle Initiative, and Activity and Program-Based Benchmarking.

Mr. Harricks also oversaw Hydro One’s participation in the IESO’s Transmission and Distribution Coordination Working Group, and contributed to the EDA’s submission on the IESO’s Market Visions and Design Project.

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Named Executive Officer	Key Accomplishments
David Lebeter Chief Operating Officer

Under Mr. Lebeter’s leadership, Hydro One successfully executed its corporate strategy, while maintaining the safe and reliable supply of electricity to Hydro One customers.

In 2022, Mr. Lebeter, together with Hydro One’s Chief Safety Officer, oversaw the company’s safest year of operations ever. Hydro One achieved a best-in-class recordable injury rate of 0.616 per 200,000 hours, and also achieved significant year-over-year improvement in the number of high-energy serious injuries, with only one employee sustaining a high-energy serious injury compared to four in 2021.

Led by Mr. Lebeter, the team oversaw Hydro One’s response to several severe storms throughout the year, restoring power to hundreds of thousands of customers in Ontario and supporting neighbouring utilities on Canada’s east coast with the restoration of power to residents of Prince Edward Island and Nova Scotia. These strong efforts contributed to the receipt of two emergency response awards from the Edison Electric Institute during the year.

Mr. Lebeter also oversaw the implementation of six new customer service initiatives in the Distribution line of business which contributed to the company’s achievement of record overall favourable impression score of 85% in 2022. Furthermore, Hydro One continued to build strong partnerships with Indigenous Peoples across the province including an increase in total procurement with Indigenous businesses to $95.9 million, the highest spend to date, as well as the announcement of the company’s equity partnership model for new transmission line projects greater than $100 million.

As the executive sponsor for Mosaic – an employee resource group dedicated to advancing DEI – Mr. Lebeter oversaw the highest diversity in field-apprenticeship hiring in Hydro One’s history.

Megan Telford Chief Human Resources Officer

Under Ms. Telford’s leadership, Hydro One successfully launched its new People strategy and advanced key talent, DEI and supporting operational initiatives.

In 2022, Ms. Telford oversaw the development and introduction of the four supporting pillars of Hydro One’s People strategy: We are heard, valued, and belong; We are safe, well and ready to perform; We are supported and equipped to win; and, We are ready for our future. Key People strategy initiatives included the completion of a DEI Barrier review, with recommendations incorporated into the company’s DEI roadmap; development of a Labour Relations Leadership Training and curriculum; launch of a new employee resource group Mentoring Program for Women in Trades, Technology and Engineering; the advancement of Hydro One's Future of Work hybrid work pilot, returning 2,000 office-based colleagues back into the workplace in person, at scale, for the first time since early 2020; and enhancement of the company's People Leader capabilities through its executive, senior leadership and middle management development programs.

Under Ms. Telford’s direction, the Human Resources team executed its refreshed Talent Management strategy, advanced the company’s succession plans, and finalized its ELT development and effectiveness program. Additionally, the team advanced its Human Resources Functional strategy and operating model, which involved redesigning key processes and aligning its organizational structure to deliver a higher quality, more streamlined and seamless customer experience.

Ms. Telford and the Chief Operating Officer continued to advance Hydro One’s safety culture, implementing all 12 initiatives of the employee-led Safety Improvement Team, exceeding both Recordable Injury Rate and High-Energy Serious Injury and Fatality (HSIF) rate targets for the year. In particular, the Human Resources team directly supported work to safeguard, develop and protect apprentices, and the advancement of Hydro One’s Trade Mentorship Program.

Ms. Telford oversaw the advancement of Hydro One’s DEI strategy and became the Executive Sponsor of the new Black Employee Resource Circle, the ninth employee resource group. Under her guidance, Hydro One reached the highest diversity in field-apprenticeship hiring in its history.

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EXECUTIVE COMPENSATION

2.	STIP Decision Summary

The following summarizes the STIP payout for each eligible NEO based on the corporate and individual performance as approved by the HRC and the board.

Named Executive Officer/ Principal Position(1)	STIP Target (%)(2)	STIP Target ($)(3)	Corporate Achievement (%)(4)	Individual Achievement (%)(4)	STIP Payout(4)	STIP Payout as a % of Target(4)
Chris Lopez Chief Financial Officer	80%	$336,451	126.53%	100.00%	$336,451	100.00%
Paul Harricks Chief Legal Officer	50%	$197,139	126.53%	100.00%	$197,139	100.00%
David Lebeter Chief Operating Officer	80%	$329,531	126.53%	100.00%	$329,531	100.00%
Megan Telford Chief Human Resources Officer	50%	$227,597	126.53%	100.00%	$227,597	100.00%

Notes:

1.

All NEOs are eligible for STIP with the exception of Mr. Poweska who was eligible but did not receive a payment under this plan due to his resignation prior to December 31, 2022 and Mr. Sheffield who was not eligible.

2.	Incentive target as of December 31, 2022.
3.	Aggregate target incentive award for 2022.
4.

Under the requirements of the executive compensation framework, Messrs. Lopez, Harricks, Lebeter, and Ms. Telford receive STIP payout capped at 100% of target award. To adhere with this requirement, the total STIP payout has been limited to 100% of target.

c.	Cash-settled Long-term Incentive Plan

Hydro One’s long-term incentive plan (LTIP) was designed to:

•	provide market competitive compensation;

•	attract and retain highly qualified and experienced talent;

•	foster alignment with shareholder interests; and

•	reward executives for longer term value creation.

To align with the executive compensation framework, and ensure that executives do not exceed the maximum compensation levels, a cash-settled LTIP was introduced in 2019. The grants under this plan are not tied to Hydro One’s share price, nor are they eligible for dividend equivalents. Therefore, no share-based awards or options were issued in 2022.

The Hydro One cash-settled LTIP provides strong alignment with shareholder interests as they are 100% performance based with the following performance measures:

•	EPS, which reward executives for delivering increased earnings to shareholders and includes the requirement that the dividend does not decrease in any rolling 12 months during the performance period;

•	productivity savings, which reward executives for achieving improvements in productivity and efficiency, which ultimately drive value for both shareholders and customers; and

•	relative TSR, which rewards executives for achieving shareholder returns that are consistent with or better than the returns provided by peer organizations.

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LTIP is available to executives and certain non-union employees of Hydro One as determined by the HRC. Non-employee board members are not eligible to participate. A summary of the components of the current LTIP is as follows:

Elements of the Long-term Incentive Program	Impact on Award
Types of Awards

Cash-Settled LTIP: An award that will be settled in cash in the future, subject to the achievement of specified performance criteria. The awards are not tied to Hydro One’s share price nor do they accumulate dividend equivalents.

Vesting

Awards granted in 2022 vest after the three-year performance period (February 28, 2025), subject to a performance multiplier based on achievement of specific performance measures, unless otherwise determined by the HRC.

Performance Multiplier

Each cash-settled LTIP award granted in 2022 is 100% performance based, subject to achieving certain performance levels for the period from January 1, 2022 to December 31, 2024 (the performance period):

1.         three-year average adjusted EPS (subject to a dividend rate modifier) – 62.5% weighting;

2.         three-year productivity savings – 25% weighting; and

3.         three-year relative TSR, (S&P/TSX Capped Utilities Index) – 12.5% weighting.

The EPS and relative TSR performance measures demonstrate a commitment to achieving long-term growth for shareholders, which is consistent with or better than the growth delivered by other Canadian utilities, while the productivity measure is aligned with the company’s strategic focus on operating efficiencies.

Three-year average EPS: The adjusted net income attributable to shareholders for such fiscal period divided by the average outstanding shares during such fiscal period.

Dividend rate: If the 12-month rolling average dividend rate during the performance period falls below the annualized quarterly dividend rate at the time of grant, a 0% modifier will be applied to the EPS performance multiplier. If the 12-month rolling average dividend rate during the performance period does not decrease from the level at grant, a 100% modifier will be applied to the EPS performance multiplier.

Three-year productivity measure: Hydro One’s commitment to achieving incremental and continuous productivity improvements is central to the planning and execution of work programs across the company. Identified savings were quantified and embedded in the business plan having regard to the mutual benefit to customers and shareholders.

Relative TSR: Measures Hydro One’s total shareholder return over the performance period relative to the total shareholder return for the S&P/TSX Capped Utilities Index for the same period.

Range of Awards

The LTIP payout is a function of the overall Performance Multiplier which is based on the three-year average EPS performance (62.5% weighting) with a dividend rate modifier, the productivity performance (25% weighting), and the relative TSR performance (12.5% weighting). Under the executive compensation framework, the total award is subject to an overall maximum payout of 100% for the President and CEO and EVPs, and 150% for all other participating employees.

Human Resources Committee/ Board Judgment

The HRC considers whether adjustments are necessary or appropriate to reflect unusual or unanticipated events occurring during the performance period and recommends the performance multiplier to the board for approval using informed judgment to ensure that compensation reflects the actual performance of the business.

Clawbacks

Amounts can be forfeited or clawed back under certain conditions. Specifically, an executive’s vested long-term incentives may be required to be repaid in situations where it later becomes clear that the performance metrics used to determine payment were not achieved, or in the event of a material restatement of the company’s earnings (or other company-specific results) that significantly reduces shareholder value.

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EXECUTIVE COMPENSATION

Long-term Incentive Decisions for 2022

In 2020, the board of directors approved the grant of cash-settled LTIP awards to executives. The 2020 awards were aligned with the requirements of the executive compensation framework outlined starting on page 68, and 100% performance based. The 2020 awards included productivity savings, EPS performance measures with a dividend rate modifier, and relative TSR performance. These targets were established at the time of grant and were based on the approved business plan in place at the time. To establish the performance levels (threshold, target and exceeds) corresponding to the performance multipliers, management provided the HRC with modelling of a broad range of scenarios to support the rationale behind the proposed measures and demonstrate the rigour and stretch embedded in the performance levels.

Over the 2020 to 2022 performance period, Hydro One’s three-year average adjusted EPS, productivity savings and TSR performance relative to the peer group were strong resulting in a performance multiplier of 149.91% for the 2020 grants. Since the 12-month rolling average dividend rate did not decrease during the three-year performance period, the dividend rate modifier for the 2020 award was 100.00%. These results reflect the organization’s strong financial performance from 2020 to 2022.

Productivity (25%)

3-year average productivity[1]

2020 Productivity
Threshold: 221.0
Exceeds: 287.0
286.0
Target: 261.0
2021 Productivity
Threshold: 249.0
Exceeds: 322.0
343.9
Target: 293.0
2022 Productivity
Threshold: 287.0
Exceeds: 372.0
373.6
Target: 338.0

25.00% 149.62% 37.41%

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Notes:

1.

The LTIP productivity results over the 2020 to 2022 performance period are aligned with the methodology used to set targets at the time of grant. As a result, due to the differing inflation assumptions in place at the time of grant, productivity presented for LTIP will differ from that presented in other sections.

2.	Consistent with the requirements of the executive compensation framework, cash LTIP payouts for CEO and EVPs are capped at 100% of target.

2022 Long-term Incentive Grants Awarded

As previously described, in order to comply with the executive compensation framework, Hydro One changed its LTIP from a share-based plan to a cash-settled LTIP in 2019. The performance measures for the 2022 cash- settled LTIP grant consist of a three-year average EPS measure with a dividend rate modifier (62.5% weighting), a three-year productivity measure (25% weighting), and a three-year relative TSR measure (12.5% weighting).

Hydro One’s commitment to achieving incremental and continuous productivity improvements is central to the planning and execution of work programs across the company. All known and anticipated quantifiable productivity improvements are included in the business plan with clear accountabilities for delivering the anticipated savings. The three-year productivity targets align directly with the productivity commitments presented in the approved 2023 to 2027 business plan.

Hydro One’s relative TSR performance is compared to the S&P/TSX Capped Utilities index. The index was selected for comparison as it reflects an established grouping of Canadian publicly traded industry peers for Hydro One.

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EXECUTIVE COMPENSATION

LTIP Grants awarded to the NEOs in 2022 are outlined below.

Named Executive Officer(1)	Share-based Awards Value(2)	Option-based Awards Value(2)	Cash-settled Awards Value(3)	Total Grant Value
William Sheffield	$420,953	$0	$0	$420,953
Chris Lopez	$0	$0	$411,259	$411,259
Paul Harricks	$0	$0	$385,555	$385,555
David Lebeter	$0	$0	$402,800	$402,800
Megan Telford	$0	$0	$317,205	$317,205
Mark Poweska	$0	$0	$514,074	$514,074

Notes:

1.

All NEOs are eligible for cash-settled LTIP, except for Mr. Sheffield who was not eligible to receive an LTIP award. Pursuant to the terms of his agreement as interim President and CEO, Mr. Sheffield was entitled to a monthly award of DSUs with a grant date value of $66,000.

2.

No share-based or option-based awards were granted to NEOs in 2022, except for Mr. Sheffield who, pursuant to the terms of his agreement as Interim President and CEO, received DSUs under the non-employee director DSU plan.

3.	The value of the 2022 cash-settled LTIP does not appear on the summary compensation table in 2022 as the grant will not vest until 2025.

d.	Target Compensation Mix

The target compensation mix aligns with the executive compensation framework and reflects Hydro One’s compensation philosophy emphasizing pay-for-performance and at-risk compensation, ranging from 58% to 67% of regular NEO total compensation. The following summarizes the target compensation mix by NEO.

Notes:

1.	Base salary reflects the annualized base salary as of December 31, 2022.
2.	The short-term and long-term incentive targets are based on base salary as of December 31, 2022.
3.	Due to the interim nature of his assignment, a target compensation mix was not set for Mr. Sheffield.
4.	Mr. Poweska’s values represent his target compensation mix prior to his resignation.

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e.	Pension Benefits
1.	Defined Contribution Pension Plan (DCPP)

Hydro One established a registered DCPP effective January 1, 2016. Hydro One’s DCPP is designed to:

•	attract and retain employees;
•	result in lower and more stable cost over time compared to Hydro One’s Defined Benefit Pension Plan; and
•	promote sharing of retirement savings responsibility between Hydro One and its employees.

A summary of the key terms of the Hydro One DCPP is presented below:

Eligibility

Eligible non-union employees hired on or after January 1, 2016, as well as non-union employees hired before January 1, 2016 who were not eligible or had not irrevocably elected to join the Defined Benefit Pension Plan as of September 30, 2015. All NEOs participate in the DCPP.

Employee contribution	Mandatory contribution of a minimum of 4% of pensionable earnings and a maximum contribution of 6% of pensionable earnings, subject to the limit outlined under the “Supplemental plan” below.
Employer match	Employee contributions are matched by Hydro One.
Pensionable earnings	Base salary plus actual short-term incentive (but not exceeding 50% of base salary).
Supplemental plan

Effective as of January 1, 2018, once the total employee and employer contributions for the calendar year have reached the maximum contribution level permissible under a registered pension plan, as per the Income Tax Act (Canada), employee contributions cease and employer contributions are allocated to a notional supplemental pension plan account for the employee’s benefit. The notional supplemental pension plan was approved by the board on December 8, 2017 and replaces a non-registered savings plan in which employer contributions were made on an after-tax basis.

f.	Management Employee Share Ownership Plan

Hydro One strongly supports share ownership by its employees and, accordingly, offers an employee share ownership plan for non-union employees (Management ESOP). The plan provides participants with the opportunity to acquire common shares purchased on the market through payroll deduction, on a voluntary basis. It is designed to:

•	promote an ownership culture among non-union employees;
•	align the interests of non-union employees with shareholder interests; and
•	increase employee awareness and alignment with Hydro One’s performance.

All regular employees not represented by a union, who have completed at least six months of continuous service with the company prior to the date of enrolment in the plan, are eligible to participate. A summary of the components of the Management ESOP is provided below:

Element	Description
Source of shares	Shares are purchased on the market at prevailing prices (non-dilutive).
Employee contribution	Between 1% and 6% of base salary, through payroll deduction.
Employer match	Hydro One matches 50% of the employee contribution up to a maximum of $25,000 per year.
Vesting

Shares purchased prior to January 6, 2022 are subject to a sale or withdrawals limit of 50% of shares during any 12-month period relative to the number of shares credited to an employee's account at the start of the 12-month period. Shares purchased with employee contributions on or after January 6, 2022 vest immediately, while Hydro One matched shares have a two-year holding period requirement.

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EXECUTIVE COMPENSATION

g.	Other Benefits

NEOs (other than those with legacy provisions) are not eligible for any other perquisites that are not offered to non-union employees to align with the executive compensation framework and the directive.

h.	Share Ownership Requirements

The following table shows the status of each NEO’s compliance with the share ownership requirements as at December 31, 2022. All NEOs are on track to meeting or have met the requirements.

The share ownership requirement continues to support the alignment with shareholder experience through:

•	the acquisition of shares through the Management ESOP (all NEOs other than Mr. Sheffield are currently participants);
•	voluntary participation in the Management DSU plan; and
•	the performance measures selected for the cash-settled LTIP (EPS, productivity and relative TSR).

	Share Ownership Requirement			Value of Holdings ($)				Compliance Status Share Ownership Requirement
NEO	Multiple of Salary	Value ($)	Common Shares(1)(2)	RSUs(2)	DSUs(2)	Cash- Settled LTIP(3)	Total Value of Holdings	Ownership Level as Multiple of Salary(4)	Compliance Deadline(5)
William Sheffield(6)	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chris Lopez	2.0x	855,726	1,150,225	0	1,946,783	304,915	3,401,923	8.0x	Met
Paul Harricks	2.0x	802,244	46,237	0	99,943	285,858	432,038	1.1x	September 9, 2026
David Lebeter	2.0x	838,126	86,090	0	153,323	300,700	540,113	1.3x	January 2, 2027
Megan Telford	2.0x	733,360	63,075	0	37,502	236,801	337,378	0.9x	September 28, 2027

Notes:

1.	Common Shares includes shares acquired through the Management ESOP, personal holdings and vested shares.
2.

Under the Share Ownership Policy, the value of the executive’s holdings is based on the higher of: (1) the acquisition/grant price per share of the common shares on date of grant or purchase, and (2) the share price on December 30, 2022. DSUs do not include management DSUs granted in 2023 in respect of 2022 STIP.

3.

For purposes of the share ownership requirements, 25% of the value of outstanding cash-settled LTIP awards are included in the NEOs’ total holdings. Upon vesting and settlement in cash, the awards are no longer counted toward the requirement.

4.	Determined by Total Value of Holdings divided by NEO base salary as of December 31, 2022.
5.

Compliance deadline date is the seventh anniversary of the latest of: (1) the closing of the initial public offering of Hydro One’s common shares, (2) the date the executive first became subject to these requirements, and (3) the date the executive was promoted. The compliance deadline in the above table is reflected for NEOs that had not met their ownership requirements as of December 31, 2022.

6.	Mr. Sheffield was not subject to executive share ownership guidelines in his interim role. He remains subject to Non-Employee Director Share Ownership Requirements as presented on page 26.

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G.	Compensation Disclosure

i.	Share Performance

The following graph compares the five year total cumulative return of a shareholder who invested $100 in Hydro One’s common shares, with that of the S&P/TSX Composite Index and S&P/TSX Capped Utilities Index.

Comparison of 60 Month Cumulative Total Return(1)

Assumes Initial Investment of $100

December 2022

Note:

1. This chart includes dividends paid during the period, inclusive of re-invested dividends.

Hydro One continued its solid share performance in 2022 with a TSR of 13.7% as compared to a return of 10.6% for the S&P/TSX Capped Utilities Index. This outperformance was achieved despite economic factors such as inflation and an increasing interest rate environment, demonstrating Hydro One’s stability and its distinct and unique value proposition.

The company continues to deliver on its strategy of focusing on safety, reliability, customers, and Indigenous communities to build a grid for the future and support Ontario’s economic growth. Steered by these principles, the company successfully completed its 2022 annual work plans and deployed capital investments of approximately $2.1 billion. 2022 was also a significant year for a number of key initiatives. First, Hydro One launched an industry-leading 50-50 equity model with First Nations on new large-scale transmission line projects. Second, the company received approval for its Joint Rate Application with the Ontario Energy Board, which includes its 2023-2027 Investment Plan for the company’s transmission and distribution system. Finally, the company’s transmission license was amended to develop four new transmission lines to meet the growing electricity demand in Southwest Ontario.

The board of directors and the management team continued their robust engagement with shareholders through the annual general shareholder meeting, quarterly earnings calls, and meetings with current and prospective shareholders. As the year progressed, the engagement transitioned from virtual to an in-person format.

The aggregate cost of NEO compensation changed from approximately $5.6 million in 2021 to approximately $6.0 million in 2022.

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EXECUTIVE COMPENSATION

ii.	NEO Compensation Cost as % of Net Income

The following table shows the total compensation for the NEOs of the company for 2022, 2021 and 2020 as a proportion of net income of the company.

	2022	(1)	2021	(2)	2020	(3)
Adjusted net income(4) ($000s)	$1,050,000		$965,000		$903,000
Aggregate NEO compensation as reported in the summary compensation table ($000s)	$5,965		$5,595		$3,854
Cost of NEO compensation as a % of net income	0.57%		0.58%		0.43%

Notes:

1.

The aggregate NEO compensation reflects disclosure for six (6) NEOs in 2022. It does not include the value of cash-settled LTIP granted in 2022, as the grant will not vest until 2025. The 2022 aggregate NEO compensation cost does include the vested value of the LTIP granted in 2020, as the performance period for this award ended on December 31, 2022.

2.

The aggregate NEO compensation reflects disclosure for five (5) NEOs in 2021. It does not include the value of cash-settled LTIP granted in 2021, as the grant will not vest until 2024. The 2021 aggregate NEO compensation cost does include the vested value of the LTIP granted in 2019, as the performance period for this award ended on December 31, 2021.

3.	The aggregate NEO compensation reflects disclosure for five (5) NEOs in 2020. It does not include the value of cash-settled LTIP granted in 2020, as the grant will not vest until 2023.
4.

Values reflect adjusted net income to common shareholders. Hydro One Limited prepares and presents its financial statements in accordance with United States generally accepted accounting principles (“U.S. GAAP”). “Adjusted net income” is not a recognized measure under U.S. GAAP and does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures prepared by other companies. Adjusted net income is used by management of the company to assess the company’s performance and is considered a useful metric to evaluate the company’s current operations compared to the prior year because it excludes the impact of certain non-recurring costs or income. For a full description of this measure and, where applicable, a reconciliation to the most directly comparable U.S. GAAP measure, please see the section “Non-GAAP Financial Measures” in the Management’s Discussion and Analysis of Hydro One Limited which section is incorporated by reference herein and as filed under Hydro One Limited’s profile on SEDAR at www.sedar.com.

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iii.	Fully Compliant with the Executive Compensation Framework (Supplemental Disclosure

In 2022, the company’s executive compensation program was in full compliance with the Hydro One Accountability Act (HOAA) and the directive regarding executive and board compensation issued by the Ontario Management Board of Cabinet on February 21, 2019. The executive compensation framework requirements can be found starting on page 68. As part of our commitment to transparency with our customers, employees and shareholders, the following table reflects base salary and short- and long-term incentives awarded for the previous three years. To incentivize long-term performance and value, granted cash-settled LTIP awards pay out after three years.

Named Executive Officer	Year	Base Salary ($)(1)	Annual Incentive Plans ($)(2)	Granted LTIP ($)(3)	Total Direct Compensation ($)(4)(5)
William Sheffield(6) Interim President and Chief Executive Officer	2022	420,953	200,000	420,953	1,041,906
	2021	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A
Chris Lopez Chief Financial Officer	2022	420,564	336,451	411,259	1,168,274
	2021	410,554	328,443	408,400	1,147,397
	2020	406,311	325,049	400,000	1,131,360
Paul Harricks Chief Legal Officer	2022	394,279	197,139	385,555	976,973
	2021	384,894	192,447	382,875	960,216
	2020	380,917	190,459	375,000	946,376
David Lebeter(7) Chief Operating Officer	2022	411,914	329,531	402,800	1,144,245
	2021	402,110	321,688	400,000	1,123,798
	2020	398,907	319,126	400,000	1,118,033
Megan Telford Chief Human Resources Officer	2022	455,195	227,597	317,205	999,997
	2021	351,846	175,923	315,000	842,769
	2020	90,847	45,423	315,000	451,270
Mark Poweska(8) Former President and Chief Executive Officer	2022	377,950	N/A	514,074	892,024
	2021	513.193	513,193	510,500	1,536,886
	2020	507,889	507,889	500,000	1,515,778

Notes:

1.	Base Salary figures and methodology are consistent with what is reported in the Summary Compensation Table.
2.

Annual Incentive Plans figures and methodology are consistent with what is reported in the Summary Compensation Table. In 2022, Mr. Sheffield received a discretionary bonus of $200,000 for his interim role. Mr. Poweska was eligible but did not receive a payment under this plan due to his resignation prior to December 31, 2022.

3.

With the exception of Mr. Sheffield, Granted LTIP represents the grant date value of cash-settled LTIP awards granted in the year. This methodology differs from the Summary Compensation Table where cash-settled LTIP values are reported once the performance conditions are satisfied. Mr. Sheffield was not eligible to receive a cash-settled LTIP award. Instead, Mr. Sheffield received DSUs as part of his compensation for his interim role under the non-employee director deferred share unit plan.

4.	Total Direct Compensation is calculated as the sum of Base Salary, Annual Incentive Plans and Granted LTIP.
5.

Maximum Total Direct Compensation as outlined by the executive compensation framework of $1,500,000 for the President and CEO in 2019 ($1,531,500 in 2020 reflecting an increase of 2.1%, $1,542,221 in 2021 reflecting an increase of 0.7%, and $1,604,488 in 2022 reflecting an increase of 4.0%). The maximum total direct compensation for other executives must not exceed 75% of the President and CEO’s total direct compensation.

6.	Mr. Sheffield is a non-employee board member and was appointed Interim President and CEO from June 21, 2022 to February 1, 2023.
7.	Mr. Lebeter was the Chief Operating Officer on December 31, 2022 and was appointed President and CEO effective February 1, 2023.
8.	Mr. Poweska held the President and CEO role until June 21, 2022 and left the company on September 21, 2022.

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EXECUTIVE COMPENSATION

iv.	Summary Compensation Table

The following table sets out the compensation earned by the NEOs during the fiscal years 2020, 2021 and 2022, as applicable. Compensation in 2021 and 2022 is non-comparable with 2020 due to the company’s move from share-based LTIP grants to cash-based LTIP grants to ensure compliance with the executive compensation framework (starting on page 68). Since share-based incentives are reported in the year they are awarded and cash-based incentives are reported in the year they are paid to NEOs, 2021 and 2022 amounts show the LTIP awards from 2019 and 2020, while 2020 amounts do not show LTIP amounts. Comparable compensation for 2020, 2021 and 2022 can be seen in the previous table.

Name and Principal Position					Non-equity incentive plan compensation ($)
	Year	Base Salary ($)(1)	Share- based Awards ($)(2)	Option- based Awards ($)(2)	Annual Incentive Plans ($)(3)	Long-term Incentive Plans ($)(4)	Pension Value ($)(5)	All Other Compen- sation ($)(6)	Total Compen- sation ($)
William Sheffield(7) Interim President and Chief Executive Officer	2022	420,953	420,953	N/A	200,000	N/A	N/A	38,866	1,080,772
	2021	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2020	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Chris Lopez Chief Financial Officer	2022	420,564	N/A	N/A	336,451	400,000	37,508	15,179	1,209,702
	2021	410,554	N/A	N/A	328,443	400,000	36,874	14,304	1,190,175
	2020	406,311	N/A	N/A	325,049	N/A	36,350	63,755	831,465
Paul Harricks Chief Legal Officer	2022	394,279	N/A	N/A	197,139	375,000	35,143	8,294	1,009,855
	2021	384,894	N/A	N/A	192,447	375,000	34,511	7,933	994,785
	2020	380,917	N/A	N/A	190,459	N/A	26,342	5,722	603,440
David Lebeter(8) Chief Operating Officer	2022	411,914	N/A	N/A	329,531	400,000	36,736	12,903	1,191,084
	2021	402,110	N/A	N/A	321,688	N/A	36,116	12,207	772,121
	2020	398,907	N/A	N/A	319,126	N/A	22,615	277	740,925
Megan Telford Chief Human Resources Officer	2022	455,195	N/A	N/A	227,597	315,000	33,941	11,488	1,043,221
	2021	351,846	N/A	N/A	175,923	N/A	22,738	7,490	557,997
	2020	90,847	N/A	N/A	45,423	N/A	4,280	0	140,550
Mark Poweska(9) Former President and Chief Executive Officer	2022	377,950	N/A	N/A	N/A	N/A	38,974	13,145	430,069
	2021	513,193	N/A	N/A	513,193	500,000	46,093	16,223	1,588,702
	2020	507,889	N/A	N/A	507,889	N/A	45,438	15,458	1,076,674

Notes:

1.

Base salaries presented are actual amounts earned for fiscal years 2020, 2021, and 2022, as applicable. 2022 base salary for Mr. Sheffield reflects time worked in his interim role in 2022 (June 21 to December 31, 2022). 2022 base salary for Mr. Poweska reflects time worked in 2022 (January 1 to September 21, 2022). 2020 base salary for Mr. Lebeter reflects time worked in 2020 (January 2 to December 31, 2020). 2020 base salary for Ms. Telford reflects time worked in 2020 (September 28 to December 31, 2020). Ms. Telford’s 2022 base salary includes a top-up for her interim role.

2.

Other than the grant of DSUs to Mr. Sheffield, no share- or option-based awards were granted in 2020, 2021 or 2022. Mr. Sheffield received DSUs as part of his compensation for his interim role under the non-employee director deferred share unit plan.

3.

The short-term incentive awards attributed to the noted financial year are based on a percentage of base salary and are paid following approval of performance multipliers by the board in the following year. Executives can elect to receive up to 100% of the award in management DSUs. Mr. Sheffield’s incentive was a special one-time performance bonus for his interim role. Mr. Harricks elected to take 20% of his 2022 award in management DSUs. Mr. Lebeter elected to take 25% of his 2022 award in management DSUs. Mr. Poweska did not receive a 2022 award due to his resignation.

4.

For 2020, 2021 and 2022, a cash-settled performance-based LTIP award was granted to all NEOs as a percentage of their annual base salary, with the exception of Mr. Sheffield, who was not eligible. The actual payout for these awards at the time of vesting will be based on the achievement of predetermined corporate performance objectives which discerns the 2021 and 2022 disclosed compensation from 2020 disclosed compensation. The value of the cash-settled LTIP (see below in Outstanding Cash-settled LTIP table on page 97) does not appear in the summary compensation table in the year of grant and is instead reported in the year in which performance criteria were satisfied. The cash-settled award granted in 2020 vested on February 28, 2023 following the end of the performance period on December 31, 2022, and is included in 2022 compensation based on the performance multiplier achieved (100.00% for Messrs., Lopez, Harricks, and Lebeter and Ms. Telford). As a result, the 2021 and 2022 awards are not included in the table above, as the performance period for these grants will not end until 2023 and 2024, respectively. Mr. Poweska did not receive a 2020 cash-settled LTIP award payment due to his resignation.

5.

The pension value for NEOs participating in the DCPP reflects the employer contributions made to the pension plan and supplemental plan during 2022. These values do not reflect the employee contributions or the investment gains/losses for fiscal year 2022.

6.

All NEOs participate in the Management ESOP, except for Mr. Sheffield who was not eligible. Amounts represent the employer contributions to ESOP. Consistent with the executive compensation framework, none of the NEOs are entitled to perquisites or other personal benefits. Mr. Sheffield's amount represents his board retainer earned from January 1, 2022 to June 20, 2022. Mr. Sheffield elected to receive his board retainer in DSUs, under the non-employee director deferred share unit plan, and these amounts are reflected in the Directors' equity ownership table on page 26.

7.	Mr. Sheffield was appointed Interim President and CEO from June 21, 2022 to February 1, 2023.
8.	Mr. Lebeter was the Chief Operating Officer on December 31, 2022 and was appointed President and CEO effective February 1, 2023.
9.	Mr. Poweska held the President and CEO role until June 21, 2022 and left the company on September 21, 2022.

96 Hydro One Limited | 2023 Management Information Circular

Outstanding Share-based Awards and Option-based Awards

The following chart provides details regarding outstanding option- and share-based awards for the NEOs and based on the share price at close on December 30, 2022(1):

Name		Option-based Awards(2)			Share-based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)(3)	Option expiration date	Value of unexercised in-the- money options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)(4)
William Sheffield	N/A	N/A	N/A	N/A	N/A	N/A	420,953
Chris Lopez	N/A	N/A	N/A	N/A	N/A	N/A	1,946,783
Paul Harricks	N/A	N/A	N/A	N/A	N/A	N/A	99,943
David Lebeter	N/A	N/A	N/A	N/A	N/A	N/A	153,323
Megan Telford	N/A	N/A	N/A	N/A	N/A	N/A	37,502
Mark Poweska	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

1.	The closing price of Hydro One’s shares was $36.27 on December 30, 2022.
2.	No option-based awards were awarded in 2020, 2021 or 2022. The board has not granted option-based awards since 2018 and no option awards remain outstanding.
3.	No stock options were exercised by NEOs in 2022.
4.

Reflects the value of outstanding management DSUs for Messrs. Lopez, Harricks and Lebeter, and Ms. Telford as at December 31, 2022. Mr. Sheffield’s DSUs were granted under the non-employee director DSU plan as part of his compensation for his interim role. Mr. Poweska did not have any outstanding share-based awards as of December 31, 2022.

Outstanding Cash-settled LTIP Awards

The following chart provides details regarding cash-based awards for the NEOs as of December 31, 2022:

Name	Grant Year	Grant Value	Vesting Date	Current Value(1)
Chris Lopez	2022	411,259	2/28/2025	411,259
	2021	408,400	2/28/2024	408,400
	2020	400,000	2/28/2023	400,000
	Aggregate	1,219,659		1,219,659
Paul Harricks	2022	385,555	2/28/2025	385,555
	2021	382,875	2/28/2024	382,875
	2020	375,000	2/28/2023	375,000
	Aggregate	1,143,430		1,143,430
David Lebeter	2022	402,800	2/28/2025	402,800
	2021	400,000	2/28/2024	400,000
	2020	400,000	2/28/2023	400,000
	Aggregate	1,202,800		1,202,800
Megan Telford	2022	317,205	2/28/2025	317,205
	2021	315,000	2/28/2024	315,000
	2020	315,000	2/28/2023	315,000
	Aggregate	947,205		947,205

Note:

1.

The value of cash-settled LTIP awards reflect values at 100% of target performance and are not tied to share price. The actual value at the end of the performance period will depend on the achievement of the pre-determined three-year performance metrics. Consistent with the requirements of the executive compensation framework, for EVPs and above, cash-settled LTIP payouts are capped at 100% of target. Mr. Poweska does not have any outstanding cash-settled LTIP awards and Mr. Sheffield was not eligible.

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EXECUTIVE COMPENSATION

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-based Awards – Value Vested During the Year ($)(1)	Share-based Awards – Value Vested During the Year ($)(2)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)(3)
William Sheffield	N/A	420,953	200,000
Chris Lopez	N/A	410,631	336,451
Paul Harricks	N/A	53,168	197,139
David Lebeter	N/A	73,253	329,531
Megan Telford	N/A	37,502	227,597
Mark Poweska	N/A	118,827	N/A

Notes:

1.	Hydro One has not granted option-based awards or share-based awards (other than DSUs pursuant to deferral elections) to any employees including the ELT since 2018. No NEO holds outstanding options.
2.

The value of share-based awards that vested, if any, during the fiscal year includes the value of dividend equivalents earned. This includes the value of management DSUs granted in February 2022 in respect of the 2021 short-term incentive award payment. For all NEOs, the values above are based on the share price of $36.27 on December 30, 2022. Mr. Sheffield received fully vested DSUs under the non-employee director deferred share unit plan as part of his compensation for his interim role.

3.

This column includes the full amount of the short-term incentive awards even if a NEO elected to receive all or a portion as management DSUs. Mr. Sheffield’s incentive was a special one-time performance bonus for his interim role. Mr. Poweska did not receive a 2022 award due to his resignation.

Retirement Benefits

The following table summarizes the pension information for the NEOs participating in the Hydro One DCPP and Supplemental plan as at December 31, 2022:(1)(2)

Name	Accumulated Value at Start of Year ($)	Compensatory ($)	Accumulated Value at Year End ($)(3)
Chris Lopez	201,739	37,508	216,444
Paul Harricks	72,928	35,143	98,946
David Lebeter	63,465	36,736	92,084
Megan Telford	29,392	33,941	59,116
Mark Poweska	127,664	38,974	58,926

Notes:

1.	In respect of the NEOs, the totals include pre-tax amounts contributed to the notional supplemental plan and after-tax amounts contributed to the prior non-registered savings plan.
2.	Mr. Sheffield was not eligible to receive retirement benefits for his role as Interim President and CEO.
3.	Includes the employer contributions, and investment gain/losses during 2022. For Mr. Poweska it also includes a withdrawal from the plan.

98 Hydro One Limited | 2023 Management Information Circular

v.	Aggregate Dilutive Impact of Equity-Based Compensation Arrangements

The following table shows the aggregate dilutive impact of our equity-based compensation arrangements.

	2022	2021	2020
Overhang – number of common shares available for issuance under all equity-based compensation arrangements as a percentage of the weighted average number of outstanding common shares for the relevant year(1)	1.81%	1.89%	2.03%
Dilution – number of common shares issuable pursuant to outstanding awards as a percentage of the weighted average number of outstanding common shares for the relevant year(2)(3)	0.37%	0.45%	0.59%
Burn rate – number of common shares issuable pursuant to awards granted during the year as a percentage of the weighted average number of outstanding common shares for the relevant year(3)	0.00%	0.00%	0.00%

Notes:

1.

The weighted average number of outstanding common shares during the last three years were as follows: 598,616,561 common shares for the year ended December 31, 2022, 598,080,111 common shares for the year ended December 31, 2021, and 597,421,127 common shares for the year ended December 31, 2020.

2.

In connection with the company’s IPO, rights to receive an aggregate of 5,416,449 common shares were granted to certain employees represented by the Power Workers’ Union and the Society of United Professionals pursuant to two share grant plans. At December 31, 2022, rights to receive an aggregate of 1,684,506 common shares remained outstanding. For further details, see “Share Grant Plans for Certain Members of Power Workers’ Union and the Society of United Professionals” starting on page 107.

3.	No LTIP awards consisting of PSUs, RSUs, or stock options were granted in 2020, 2021 or 2022.

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EXECUTIVE COMPENSATION

vi.	Termination and Change in Control Provisions

Each of the NEOs is a party to an employment agreement with Hydro One governing the terms of their employment. Mr. Lebeter and Mr. Lopez entered into new employment agreements in 2023 and the details will be provided in next year’s management information circular. Due to the interim nature of his assignment, Mr. Sheffield’s agreement did not have termination provisions. The following table sets out the entitlements of the NEOs under various termination scenarios, based on the employment agreements in effect on December 31, 2022:

Compensation Element	Resignation(1)	Retirement(2)	Termination without Cause(4)	Termination without Cause following Change in Control (double trigger)(5)(6)	Termination for Cause
Severance	None	None	1.5x aggregate of base salary plus lower of: (i) average annual bonus for the prior 3 years and (ii) target bonus for the year of termination	Same as termination without cause	None
Base Salary	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends	Base Salary ends
Annual Incentive	Award forfeited	Award prorated	Award prorated	Award prorated	Award forfeited
Cash-Settled LTIP	Unvested awards are forfeited	Continue to vest according to schedule	Unvested awards expire on date of termination except if termination occurs after 5 years of service(7), in which case a pro rata portion will vest	Continue to vest according to schedule	Award forfeited
Pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension	Entitled to accrued pension
Benefits(3)	Benefits end	Benefits end	Continue for 18 or 24 months(4)	Continue for 18 or 24 months	Benefits end

Notes:

1.

The NEOs may voluntarily resign their employment at any time; Messrs. Lopez, Harricks, and Lebeter and Ms. Telford are required to give three (3) months’ notice. Under the terms of a retention agreement the company has with Mr. Lopez, if he resigns he will receive a prorated short-term incentive award and accelerated vesting of outstanding unvested cash-settled LTIP awards (at 100% of target performance).

2.

All NEOs, with the exception of Mr. Lebeter, are considered to have ‘retired’ under the cash-settled LTIP if the retirement has been approved by the board, the NEO complies with such conditions as the board may require in connection with its approval, has given six (6) months prior notice, is paid no cash severance payment or retiring allowance or equivalent, and has complied with transitional activities as may be reasonably required during the period from the date of notice until the date the NEO ceases active employment. If these criteria are not satisfied, the termination of employment will be treated as a resignation, and the appropriate termination provisions will apply. For purposes of the LTIP, NEOs are considered to have retired if they reach age 65, reach age 55 with at least 10 years of service, or such lesser age and service threshold as the board determines. For purposes of the STIP, NEOs are considered to have retired if they reach age 55 or such lesser age and service threshold as the board determines. The board has applied its discretion and approved the following retirement treatment for any unvested LTIP grants that Mr. Lebeter is holding at the time of his retirement in the event of his retirement after completion of:

i.

three (3) years of continuous service and providing at least six (6) months’ notice of retirement, a portion of his unvested LTIP grants will continue to vest in accordance with the original vesting schedule and subject to actual performance terms of the grant. The proration will be based on time worked during the vesting period, and,

ii.

five (5) years of continuous service and providing at least six (6) months’ notice of retirement, all unvested LTIP grants will continue to vest in accordance with the original vesting schedule and subject to actual performance terms of the grant.

3.

Mr. Lopez is entitled to 24 months of benefits continuation following termination of employment for any reason with the exception of termination for cause or reemployment. Hydro One does not ascribe a value for benefits continuation.

4.	The payout multiplier for Messrs. Lopez, Harricks, and Lebeter and Ms. Telford is 1.5x, and benefits will continue for 18 months.
5.

Treatment only applies to termination by the company without cause or in the case of Messrs. Harricks, and Lebeter in the case of resignation for good reason within 24 months following a change in control and only applies to awards made prior to the change in control. There is no entitlement to any benefit upon a change in control without a termination of employment from Hydro One. For Messrs. Harricks, and Lebeter, “good reason” is defined as a material change in title, responsibilities, authority or “status”; a material change in base pay or a material change in STIP or LTIP target opportunity without the opportunity for alternative compensation.

6.	A ‘change in control’ will occur in the following circumstances:
a.	more than 50% of the outstanding voting securities of the company are acquired;
b.	all or substantially all of the assets of the company are sold, assigned or transferred other than to a wholly-owned subsidiary;
c.	an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company;
d.

individuals who, at the beginning of any two-year period constitute the board of directors, cease to constitute a majority of the board during such two-year period excluding any individuals whose service ceased due to death;

e.	pursuant to its rights in the governance agreement, the Province replaces the entire board (other than the President and CEO) and, in its discretion, the chair of the board;

100 Hydro One Limited | 2023 Management Information Circular

f.	a change is made to an Ontario law or regulation that:
i.

both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

ii.

imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid; or

g.	the board passes a resolution confirming that a change in control has occurred.
7.

If a participant has five (5) years of service and has not committed an act or has not failed to take any action, that has resulted or could damage the company or its reputation, a pro rata portion of the participant’s awards will vest.

The table below shows the incremental amounts that would become payable to the company’s NEOs, if such events had occurred on December 31, 2022.

Name	Resignation ($)	Retirement ($)(1)	Termination Without Cause ($)(2)	Termination Without Cause after Change in Control (double trigger) ($)	Termination for Cause ($)
William Sheffield(3)	0	0	0	0	0
Chris Lopez	0	0	1,879,862	2,356,425	0
Paul Harricks	0	0	891,706	2,035,136	0
David Lebeter	0	0	1,122,891	2,325,691	0
Megan Telford	0	0	891,416	1,838,621	0

Notes:

1.	Hydro One does not ascribe a value for benefits continuation.
2.

Severance payments are calculated based on annualized base salary and the target short-term incentive as of December 31, 2022. The payout multiplier for the NEOs is 1.5x. For participants with at least five (5) years of service a pro rata portion of the participant’s outstanding LTIP has been included above. The company does not ascribe a value for benefits continuation.

3.	Due to the interim nature of his assignment, Mr. Sheffield’s employment agreement did not contain any termination provisions.

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EXECUTIVE COMPENSATION

H.	Appendices

i.	Securities Authorized for Issue Under Equity Compensation Plans

The following table provides a summary as of December 31, 2022, of the security-based compensation plans pursuant to which equity securities of Hydro One may be issued.

Plan Category	Equity Compensation Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (A)		Weighted-average exercise price of outstanding options, warrants and rights ($) (B)	Number of securities remain- ing available for future issuance under equity compensation plans (excluding securities reflected in column (A)) (C)
Equity compensation plans approved by shareholders	N/A	N/A		N/A	N/A
Equity compensation plans not approved by shareholders(2)	Long-term Incentive Plan	0	(1)	N/A	8,617,720	(1)(2)

	Power Workers’ Union Share Grant Plan(3)	1,556,140	(3)	N/A	0	(3)
	Society of United Professionals Share Grant Plan(3)	633,476	(3)	N/A	0	(3)
Total		2,189,616		N/A	8,617,720

Notes:

1.	As at December 31, 2022, all common shares have been issued pursuant to awards previously granted under the LTIP.
2.

As at December 31, 2022, 1,990,693 common shares have been issued under the Power Workers’ Union Share Grant Plan (0.33% of the 598,714,704 issued and outstanding common shares as at December 31, 2022) and 1,556,140 common shares remain available for issuance (26% of the 598,714,704 issued and outstanding common shares as at December 31, 2022) after giving effect to certain forfeitures. 572,701 common shares have been issued under the Society of United Professionals Share Grant Plan to date (0.10% of the 598,714,704 issued and outstanding common shares as at December 31, 2022) and 633,476 common shares remain available for issuance (0.11% of the 598,714,704 issued and outstanding common shares as at December 31, 2022) after giving effect to certain forfeitures.

3.

The number of common shares to which the eligible employees represented by the Power Workers’ Union and the Society of United Professionals are entitled to under the Grant Plans is determined as a percentage of base salary and the price at which the Province agreed to sell the shares as reflected in the final prospectus of the IPO.

102 Hydro One Limited | 2023 Management Information Circular

ii.	Equity-settled Long-term Incentive Plan

A summary of the key terms of the LTIP as in effect on December 31, 2022 are presented below. As of December 31, 2022, there are no outstanding grants under this plan.

Types of Awards

PSUs and RSUs.

Options. An option is the right to acquire a common share on a future date on payment of the exercise price. The exercise price of an option may not be less than the fair market value of a common share on the date of grant. The term of an option may not exceed 10 years, unless extended due to the existence of a company trading blackout period.

While none of the following have been granted, the LTIP also contemplates the possibility of grants of:

•     Restricted shares. A restricted share award is an award of common shares subject to forfeiture restrictions.

•     DSUs. A DSU is an award that entitles the participant to receive common shares following termination of employment or service with the company. DSUs may be subject to performance conditions or other vesting conditions.

•     SARs. A share appreciation right (SAR) is the right to receive common shares equal in value to the appreciation in the value of a common share over a period. The base price against which a SAR is to be measured may not be less than the fair market value of a common share on the date of grant. An option and a SAR may be granted in tandem, in which event the SAR will vest and be exercisable on the same dates as the related option and the exercise of the option results in the surrender of the SAR, and vice versa. The term of a SAR may not exceed 10 years, unless extended due to the existence of a company trading blackout period.

•     Other awards. Other awards are awards that are convertible into or otherwise based on the common shares.

Eligibility	Employees and consultants of Hydro One and its affiliates as determined by the HRC. Non-employee directors on the board are not eligible.
Maximum No. of Shares Authorized

11,900,000 common shares or approximately 2% of the issued and outstanding shares. Within that limit the maximum number of common shares which may be issued as PSUs, RSUs or DSUs is 4,760,000 common shares (or approximately 0.8% of the issued and outstanding shares as of December 31, 2022). As of December 31, 2022, there were 8,617,720 common shares available for future awards (approximately 1.44% of the issued and outstanding shares).

If an award expires without exercise, is cancelled, forfeited or terminated or otherwise is settled without the issuance of common shares, common shares which were issuable under the award will be available for future grants. Common shares issued under awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition will not reduce the number of shares available for awards under the LTIP unless otherwise required by law or stock exchange rule.

Insider Limits

Under the LTIP and any other Hydro One security-based compensation arrangements:

•     maximum number of common shares issuable to insiders at any time is 10% of the outstanding common shares.

•     maximum number of common shares issuable to insiders within any one-year period is 10% of the outstanding common shares.

•     the LTIP does not provide for a maximum number of common shares which may be issued to an individual pursuant to the LTIP and any other security-based compensation arrangement (expressed as a percentage or otherwise).

Fair Market Value	Under the LTIP, the fair market value is based on the closing common share price on the TSX on the applicable date.

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EXECUTIVE COMPENSATION

Company Trading Blackout Periods

If an award is scheduled to expire during, or within five business days after a company trading blackout period restricting employees from trading in common shares, then the award shall expire ten business days after such restricted trading period expires.

Death & Disability

Unless otherwise determined by the HRC, a pro rata portion of the next instalment of the award due to vest shall immediately vest, based on the number of days elapsed since the last instalment vested compared to the period from the last vesting date to the next vesting date (or if none have vested, the date of grant). Any performance targets are deemed to have been met at 100% of the target performance level. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

Retirement

Unless otherwise determined by the HRC, all unvested awards continue to vest and are settled and exercised in accordance with their terms.

“Retirement” means:

(a)  If the employee:

i.    is the President and CEO or reports directly to the President and CEO, the retirement has been approved by the board and the employee complies with such conditions as the board may require;

ii.   is not i. above, the employee has reached age 65 or reached age 55 with a minimum of 10 years of service or such lesser age and/or service thresholds as the HRC may determine;

iii.  achieved the age and service eligibility criteria for an undiscounted early retirement pension as defined by the DBPP applicable to the Participant;

iv.   has achieved such lesser age and/or service thresholds as the Plan Administrator may determine.

(b)  the employee has given formal notice of their intention to retire six months in advance or such lesser period as the Plan Administrator may approve;

(c)  no cash severance payment or retirement allowance or equivalent is paid; and

(d)  the employee has complied with such transitional activities as may be reasonably required by Hydro One until the date the individual has ceased active employment.

Resignation	Unless otherwise determined by the HRC, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.
Termination For Cause	All awards, whether vested or unvested, are forfeited and cancelled.
Termination Without Cause(1)

If the employee has five (5) years of service or more and has not committed and has not failed to take any action, in each case that in the determination of the Plan Administrator has resulted or could damage the company or its reputation, then, a prorated portion of the next instalment of any awards due to vest shall immediately vest with PSUs deemed to have met 100% of the specified performance targets. Options shall remain exercisable for 90 days from the termination date.

Unless otherwise determined by the HRC and except if termination occurs within 24 months following a change in control, all unvested awards are forfeited. Vested awards subject to exercise will remain exercisable for 90 days, or the award’s normal expiration date if earlier.

104 Hydro One Limited | 2023 Management Information Circular

Termination Without Cause Within 24 Months Following a Change in Control

If, within 24 months following a change in control, the executive’s employment is terminated by the company without cause then, without any action by the Plan Administrator:

(i)    if the change in control is one of the circumstances set out in paragraphs (a) to (c) or (g) of the definition of change in control (as defined below) the prior awards held by the executive on the change in control (the “Affected Awards”) shall continue to vest and be settled or exercised in accordance with their terms; and

(ii)   if the change in control is one of the circumstances set out in paragraphs (d) to (f) of the definition of change in control noted below, 1) the Affected Awards shall vest and become exercisable, realizable or payable as of the termination date, 2) any performance goals assigned to any such Affected Awards shall be deemed to have been met at 100% of the specified target level of performance for such performance goals and 3) any Affected Award that is an Option or SAR shall continue to be exercisable until, and will expire on, the earlier of its expiry date and 90 days following the termination date.

Change in Control(2)

The HRC may provide for the conversion or exchange of outstanding awards for new awards or other securities of substantially equivalent value (or greater value) in any entity participating in or resulting from the change in control, or, for the accelerated vesting or delivery of shares under awards, or for a cash-out of outstanding awards.

Definition of Change in Control

Subject to certain exceptions, means:

(a)    ore than 50% of the outstanding voting securities of the company are acquired;

(b)    all or substantially all of the assets of the company are sold, assigned or transferred, other than to a wholly-owned subsidiary;

(c)    an acquisition of the company via merger, amalgamation, consolidation, statutory arrangement or otherwise or the dissolution or liquidation of the company;

(d)    individuals who, at the beginning of any two-year period constitute the board of directors, cease to constitute a majority of the board, excluding any individuals whose service ceased due to death during such two-year period;(3)

(e)    pursuant to its rights in the Governance Agreement, the Province replaces the entire board (other than the President and CEO) and, in its discretion, the chair of the board;(3)

(f)    a change is made to an Ontario law or regulation that:

(i)    both (A) expressly states that it applies either (1) to Hydro One or an affiliate or (2) companies in the electrical transmission and/or distribution business generally but has a disproportionate effect on Hydro One and its affiliates as a whole, and (B) would materially adversely affect the ability of Hydro One to achieve any corporate performance measures set out in any outstanding awards; or

(ii)   imposes limits on the quantum of compensation that may be paid to non-union employees of Hydro One or its affiliates other than restrictions established for rate approval or other purposes which do not restrict amounts actually paid;(3) or

(g)   the board passes a resolution confirming that a change in control has occurred.

As a result of limitations on the ownership of the company’s shares under the Electricity Act (Ontario), there would have to be an amendment to such statute for a change in control to occur in certain circumstances.

Assignability

Options are generally not assignable or transferable. Other awards may be assigned to a ‘permitted assign’ (as defined under Canadian securities law), which includes a spouse, registered retirement savings plan, registered retirement income fund or personal holding company.

Discretion

The HRC may accelerate vesting or exercisability of an award. The HRC may adjust performance objectives in an objectively determinable manner to reflect events occurring during the performance period that affect the applicable performance objective.

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EXECUTIVE COMPENSATION

Clawback

The HRC may provide that an award may be subject to potential cancellation, recoupment, rescission, payback or other action in accordance with the terms of any clawback, recoupment or similar policy adopted by the company or as otherwise required by law or applicable stock exchange listing standards.

Adjustments

The HRC may make adjustments as it determines in its sole discretion to the terms of any award, the number and type of securities issuable under the award and the number of common shares issuable under the LTIP in the event of a subdivision or consolidation of common shares or any similar capital reorganization, or a payment of a stock dividend (other than a stock dividend that is in lieu of a cash dividend), or in the event of an amalgamation, combination, arrangement, merger or other transaction or reorganization of the company that does not constitute a change in control.

Amendment

The HRC may amend the LTIP or outstanding awards, or terminate the LTIP as to future grants of awards, except that a change that would affect materially and adversely an employee’s rights under the award is subject to the employee’s consent unless expressly provided in the LTIP or the terms of the award at the time of grant.

Shareholder approval is required for any amendment that:

(a)  increases the number of common shares available for issuance under the LTIP or increases the limits on awards to insiders (except with respect to the adjustments described above);

(b)  permits non-employee directors to receive awards;

(c)  reduces the exercise price of an award (including by cancelling an award and reissuing an award to the same participant with a lower exercise price) except pursuant to the provisions of the LTIP which permit the HRC to make equitable adjustments in the event of transactions affecting the company or its capital;

(d)  extends the term of any award beyond its original expiration date (except where the expiration date would have fallen within a company blackout period or within five business days thereof);

(e)  permits an award to be exercisable or settled beyond 10 years from its grant date (except where the expiration date would have fallen within a company blackout period);

(f)   permits awards to be transferred other than to a “permitted assign” (as defined under Canadian securities law) or for normal estate settlement purposes; or

(g)  deletes or reduces the range of amendments which require shareholder approval.

Notes:

1.	Represents a change to the LTIP which was approved by the board on May 14, 2018; the TSX accepted notice of the amendment on August 10, 2018.
2.

As noted above in the Termination and Change in Control Provisions table, in the event of a resignation for good reason following a Change in Control, the vesting of awards granted prior to the change in control continues or accelerates.

3.	Represents a change to the LTIP which was approved by the board on November 10, 2017; the TSX accepted notice of the amendment on December 28, 2017.

The above description of the equity-settled LTIP is summary in nature and is qualified in its entirety by the text of the LTIP.

106 Hydro One Limited | 2023 Management Information Circular

iii.    Share Grant Plans for Certain Members of the Power Workers’ Union and the Society of United Professionals

A summary of the key terms of the share grant plans referenced above is provided below:

	Power Workers’ Union Share Grant Plan	Society of United Professionals Share Grant Plan
Benefit	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2017	Right to receive common shares on April 1 of each year for up to a specified number of years beginning April 1, 2018
Eligibility	Employees represented by the Power Workers’ Union and contributing to the Hydro One DBPP as of April 1, 2015	Employees represented by the Society of United Professionals and contributing to the Hydro One DBPP as of September 1, 2015
Maximum No. of Shares Authorized	3,981,763 common shares (0.67% of the outstanding common shares)	1,434,686 common shares (0.24% of the outstanding common shares)
Schedule for Delivery of Shares

Each participant received a schedule setting out the shares to be delivered on each date subject to the participant’s continuous employment, which schedule provided that the last delivery date would be the first to occur of:

•     April 1, 2028;

•     the date the employee has greater than 35 years of pensionable service under the Hydro One DBPP; and

•     the date the employee must, due to age, cease contributing to such plan under the current provisions of the Income Tax Act (Canada)

Each participant received a schedule setting out the shares to be delivered on each date subject to the participant’s continuous employment, which schedule provided that the last delivery date would be the first to occur of:

•      April 1, 2029;

•     the date the employee has greater than 35 years of pensionable service under the Hydro One DBPP; and

•     the date the employee must, due to age, cease contributing to such plan under the current provisions of the Income Tax Act (Canada)

Termination of employment	Delivery of common shares ceases if participant has not been an employee continuously from April 1, 2015	Delivery of common shares ceases if participant has not been an employee continuously from September 1, 2015
Assignability	Right to receive common shares is non-assignable	Right to receive common shares is non-assignable
Amendment

Board may amend the plan at any time subject to the consent of the Power Workers’ Union and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant’s consent

Shareholder approval is required for any amendment that:

a)   increases the number of common shares reserved for issuance under the plan,

b)   permits non-employee directors to participate,

c)   allows equity-based awards other than grants of common shares to be made under the plan, or

d)   amends the amendment provisions other than to add additional matters requiring shareholder approval.

Board may amend the plan at any time subject to the consent of the Society of United Professionals and provided that an amendment that would prejudice the right of a participant to be delivered common shares is subject to the participant’s consent

Shareholder approval is required for any amendment that:

a)    increases the number of common shares reserved for issuance under the plan,

b)    permits non-employee directors to participate,

c)    allows equity-based awards other than grants of common shares to be made under the plan, or

d)    amends the amendment provisions other than to add additional matters requiring shareholder approval.

The above description of the share grant plans is summary in nature and is qualified in its entirety by the text of each share grant plan.

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OTHER INFORMATION

Other Information

Directors’ and Officers’ Liability Insurance

Hydro One carries the following types of directors’ and officers’ liability insurance: (i) traditional directors’ and officers’ insurance (the traditional policy) which has a total policy limit of $200 million in the aggregate, including defence costs; and (ii) public offering of securities directors’ and officers’ liability insurance (the public offering of securities policy) which has a total policy limit of $200 million in the aggregate, including defence costs. Under these policies, Hydro One and its subsidiaries are reimbursed for payments made under indemnity provisions on behalf of directors and officers for actual or alleged wrongful acts committed in their insured capacity, subject to all the terms, conditions and exclusions of the policies. The traditional policy has a $500,000 deductible and the public offering of securities policy has a $100,000 deductible for indemnifiable claims. The 2022 premium costs for these policies, exclusive of taxes, are as follows: (i) $773,958 for the traditional policy; and (ii) $49,323 (annualized portion of the total premium cost over the life of the policy) for the public offering of securities policy.

Indebtedness of Directors, Officers and Employees

No director, executive officer, employee, former director, former executive officer or former employee or associate of any director or executive officer of Hydro One or any of its subsidiaries had any outstanding indebtedness to Hydro One or any of its subsidiaries except routine indebtedness or had any indebtedness that was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Hydro One or any of its subsidiaries.

Interest of Informed Persons in Material Transactions

Other than as noted below and elsewhere in this circular, there are no material interests, direct or indirect, of any director or executive officer of the company, any shareholder that beneficially owns, or controls or directs (directly or indirectly), more than 10% of any class or series of Hydro One’s common shares, any proposed director, or any associate or affiliate of any of the foregoing persons, in any transaction since the commencement of the company’s most recently completed financial year before the date hereof that has materially affected or is reasonably expected to materially affect the company.

In connection with the initial public offering, on November 5, 2015, the company entered into: (i) the Governance Agreement with the Province; and (ii) a registration rights agreement (the registration rights agreement) with the Province granting the Province certain rights with respect to future sales of common shares owned by the Province. On July 11, 2018, the company entered into the July 11 Letter Agreement with the Province as described starting on page 30 of this circular.

Interest of Certain Persons in Matters to be Acted Upon

Other than the election of directors of Hydro One or as otherwise set out in this circular, no director or executive officer of the company, since the beginning of the company’s last financial year, proposed director, or any associate or affiliate of any of the foregoing persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting.

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Shareholder Proposals and Nominations

A shareholder intending to submit a proposal at an annual meeting of shareholders of the company must comply with the applicable requirements of the Business Corporations Act (Ontario) and the company’s by-laws. Any proposal to be considered at the 2024 annual meeting of the company must be received by the corporate secretary of Hydro One by no later than April 3, 2024.

Shareholders who wish to nominate candidates for election as directors must provide timely notice in writing to the Corporate Secretary, Hydro One Limited, 483 Bay Street, South Tower, 8th Floor Reception, Toronto, Ontario, Canada M5G 2P5 and include the information set forth in the company’s by-laws. The notice must be made not less than 30 days (40 days where notice and access is to be used) prior to the date of the annual meeting of shareholders to which the nomination relates. See the company’s by-laws for complete details on the procedures to be followed. The company’s by-laws are available under Hydro One’s profile on SEDAR at www.sedar.com.

Other Business

Management does not currently know of any matters to be brought before the meeting other than those set forth in the notice accompanying this circular.

Additional Information

Additional information relating to Hydro One is available under Hydro One’s profile on SEDAR at www.sedar.com and on our website at www.HydroOne.com. For additional details concerning the Governance Agreement, the registration rights agreement and the July 11 Letter Agreement, please refer to Hydro One’s annual information form which is available under Hydro One’s profile on SEDAR at www.sedar.com. Additional financial information is provided in the consolidated financial statements and notes to the consolidated financial statements and management’s discussion and analysis of Hydro One for 2022. Shareholders may request copies of Hydro One’s financial statements and management’s discussion and analysis by sending a request in one of the following ways.

Mail

483 Bay Street

c/o Corporate Secretary of Hydro One Limited

8th Floor Reception, South Tower

Toronto, Ontario

M5G 2P5

Email

investor.relations@HydroOne.com

Copies are also available under Hydro One’s profile on SEDAR at www.sedar.com.

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OTHER INFORMATION

Caution Regarding Forward-looking Statements

Certain information in the “Environmental, Social & Governance (ESG)” section contains “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking information in this circular is based on current expectations, estimates, forecasts and projections about Hydro One’s business and the industry, and the regulatory and economic environments in which Hydro One operates and includes beliefs of and assumptions made by management. Such statements include, but are not limited to: the company’s focus on executing the sustainability priorities of its corporate strategy where it believes it can make the greatest impact: diversifying its talent across its workforce and creating an equitable and inclusive work environment, effectively managing the impact of climate change on the company’s business, supporting Ontario in enabling the energy transition and reducing our environmental footprint, and on strengthening the company’s Indigenous and community partnerships in order to build the socio-economic capacity across the province; the company’s commitment to achieving 3.5% Black executives and Board members and 5% Black student hires by 2025; the company’s commitment to achieving at least 30% female executives and board members; the company’s commitment to achieving a target of 30% reduction of Scope 1 and Scope 2 GHG emissions by 2030 and net-zero GHG emissions by 2050; plans to transform 50% of Hydro One’s fleet of sedans and SUVs to plug-in electric or hybrid EVs by 2025 and 100% by 2030; the company’s commitment to increasing Indigenous procurement spend to 5% of the company’s total procurement spend by 2026 and commitment to ensuring 20% of its corporate donations and sponsorships support Indigenous communities; and, the company’s commitment to reporting annually on its progress in achieving certain publicly stated goals in its annual sustainability report and to continuously increasing the transparency and accountability of its ESG disclosures.

Words such as “aim”, “could”, “would”, “expect”, “anticipate”, “intend”, “may”, “plan”, “will”, “believe”, “seek”, “estimate”, “goal”, “target”, “can” and negative and grammatical variations of such words and similar expressions are intended to identify such forward-looking information. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or forecasted in such forward- looking information. The forward-looking information in this section is based on a variety of factors and assumptions including, but not limited to: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market; favourable decisions from the Ontario Energy Board (“OEB”) and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining required regulatory approvals; no unforeseen changes in rate orders or rate setting methodologies for Hydro One’s distribution and transmission businesses; no unfavourable changes in environmental regulation; continued use of U.S. generally accepted accounting principles (GAAP); a stable regulatory environment; no significant changes to the company’s current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to Hydro One, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking information. While Hydro One does not know what impact any of these differences may have, Hydro One’s business, results of operations, financial condition and credit stability may be materially adversely affected if any such differences occur.

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Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking information include, among other things: regulatory risks and risks relating to Hydro One’s revenues, including risks relating to actual performance against forecasts, competition with other transmitters and other applications to the OEB, the rate-setting models for transmission and distribution, the recoverability of capital expenditures, obtaining rate orders or recoverability of total compensation costs; risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers, risks relating to the ability of the company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the company and its impact on the company’s funding and liquidity; risks relating to the location of the company’s assets on Reserve lands, that the company’s operations and activities may give rise to the Crown’s duty to consult and potentially accommodate Indigenous communities, and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves; the risk that the company may be unable to comply with regulatory and legislative requirements or that the company may incur additional costs for compliance that are not recoverable through rates; the risk of exposure of the company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the company is uninsured or for which the company could be subject to claims for damage; the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the company’s recorded environmental liabilities and related regulatory assets may change; risks associated with information system security and maintaining complex information technology and operational technology system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate information technology and operational technology systems; the risk that the company may not be able to execute plans for capital projects necessary to maintain the performance of the company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters; risks relating to an outbreak of infectious disease, including the COVID-19 pandemic (including a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the company’s operations or significantly impacting the company’s supply chain or workforce; severity of mitigation measures relating to the COVID-19 pandemic and delays in completion of and increases in costs of operating and capital projects; and the regulatory and accounting treatment of incremental costs and lost revenues of the company related to the COVID-19 pandemic); the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the company’s rate decisions; risks related to the company’s work force demographic and its potential inability to attract and retain qualified personnel; the risk that the company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures or the risk of a downgrade in the company’s credit ratings; risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; risks associated with economic uncertainty and financial market volatility; risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the company’s planned projects; the risk of failure to mitigate significant health and safety risks; the risk of not being able to recover the company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs; the impact of the ownership by the Province of lands underlying the company’s transmission system; the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the company’s business operations; the impact if the company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the company that may be subject to expiry; risks relating to adverse reputational events or political actions; the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected; risks relating to acquisitions, including the failure to realize the anticipated benefits of such transactions at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto; the inability to continue to prepare financial statements using U.S. GAAP; and the risk related to the impact of any new accounting pronouncements.

Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail under the sections entitled “Forward-Looking Information” and “Risk Factors” in Hydro One Limited’s most recent annual information form, the sections entitled “Risk Management and Risk Factors” and “Forward-Looking Statements and Information” in Hydro One Limited’s most recent annual management’s discussion and analysis of its financial condition and results of operations and the section entitled “Forward-Looking Statements and Information” in Hydro One Limited’s most recent interim management’s discussion and analysis of its financial condition and results of operations which are filed on SEDAR under Hydro One Limited’s profile at www.sedar.com. You should review such materials in detail, including the matters referenced therein.

Hydro One does not undertake or assume any obligation to update or revise any forward-looking information for any reason, except as required by applicable securities laws.

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SCHEDULE "A"

Schedule “A” Hydro One Limited Mandate for the Board of Directors

The board of directors (the board) of Hydro One Limited (including its subsidiaries, the Company), elected by the shareholders of the Company, is responsible for overseeing the business and affairs of the Company, including its strategy. The Board discharges its responsibilities with a view to the best interests of the Company, which includes preserving and enhancing its underlying value having regard to the interests of its stakeholders.

Purpose

The Board discharges its oversight and supervisory responsibilities directly and through its Audit Committee, Governance & Regulatory Committee, Human Resources Committee, Indigenous Peoples, Safety & Operations Committee and by delegating the day-to-day management of the Company to the Chief Executive Officer and senior management.

The primary roles and responsibilities of the Board include overseeing:

(a)	the Company’s brand, reputation and culture of integrity;

(b)	the strategy, operating model, and organizational structure of the Company;

(c)	the Company’s capital and financial structure and performance;

(d)	the Company’s approach to environmental, social and governance matters relating to the long-term health and sustainability of the Company;

(e)	the appointment and succession of the Company’s CEO;

(f)	the Company’s relationships and engagement with its key stakeholders;

(g)	material regulatory matters and public policy initiatives associated with the electricity and utility sector impacting the Company; and

(h)	the identification, assessment and management of the Company’s principal risks.

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Responsibilities

The principal responsibilities of the Board are set out below.

Culture & Reputation

1.	Promoting a culture of integrity, ethical leadership, diversity, inclusion, health safety and sustainability within the Company and its leadership.

2.	Assessing the adequacy and effectiveness of management’s programs, policies and procedures to preserve and enhance the Company’s culture, brand and reputation.

3.

Satisfying itself as to the integrity of the Chief Executive Officer and other direct reports and other key employees of the Company and its subsidiaries as the Committee or Board may determine (collectively, the Designated Employees), and their commitment to the cultural and ethical objectives of the Company.

4.	Receiving reports from the CEO on a regular basis with respect to the Company’s culture.

Strategic Planning & Major Projects

5.	Overseeing and approving the strategy, mission and vision of the Company.

6.	Overseeing and approving the Company’s annual budget, business plan and Asset Investment Plan.

7.

Adopting processes for monitoring the Company’s performance and progress toward its strategic and operational priorities, objectives and goals and the adequacy and effectiveness of management’s policies, programs and processes.

8.	Receiving reports from the CEO on a regular basis with respect to the Company’s strategy.

9.	Receiving reports from management on long-term planning and discussions associated with significant or strategic operational activities and major projects or investments.

Financial Performance, Structure & Material Investments

10.	Overseeing and approving the capital and financial structure of the Company, including its liquidity and capital resources.

11.	Approving the external auditors to be engaged by the Company to be proposed for shareholder approval.

12.	Approving the declaration and payment of dividends.

13.

Approving (i) new capital or Operations, Maintenance and Administration project expenditures (and, if and as required, cumulative variances relating thereto) requiring the approval of the Board under the Company’s Delegation and Exercise of Authority Policy and Expenditure Authority Register (the EAR) and (ii) other strategic and/or long-term investments, projects or capital allocation programs or activities of the Company.

14.	Delegating to senior management the authority for expenditures and transactions, subject to specified limits under the EAR, beyond which Board approval is required.

15.

Overseeing the accurate disclosure and reporting of the financial performance of the Company to shareholders, other securityholders and regulators on a timely and regular basis, including reviewing and approving the Company’s financial statements, management’s discussion and analysis and earnings releases.

16.

Overseeing the adequacy and effectiveness of the Company’s internal controls and disclosure controls and procedures, including to ensure compliance with applicable laws and the Company’s policies and procedures.

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SCHEDULE "A"

Corporate Governance

17.

Overseeing and approving the Company’s overall approach to corporate governance, having regard to the Governance Agreement between the Company and the Province of Ontario, including the terms of the Board and Committee Mandates, the Company’s Corporate Governance Guidelines and other corporate governance policies and standards, and having regard to governance best practices.

18.	Overseeing structures and procedures to enable the Board to exercise objective and independent judgment and oversight of the management of the Company’s business and affairs.

19.	Overseeing succession planning for the Board, orientation and ongoing educational opportunities for directors and the annual assessments of the effectiveness of the directors and the Board as a whole.

20.	Overseeing the succession plans for the Chief Executive Officer and associated contingency preparedness.

21.

Delegating to Board Committees oversight of specific matters (except for the authority of the Governance & Regulatory Committee over the management and oversight of the director nomination process in accordance with the Governance Agreement), and appointing, where appropriate, ad hoc committees to assist the Board in discharging its responsibilities.

Regulatory Affairs & Public Policy

22.

Overseeing material public policy initiatives and regulatory matters relevant to the Company’s strategies, business and operations, including the Company’s relationships with electricity and utility regulators.

23.

Overseeing and approving management’s proposed strategies and plans relating to significant transmission, distribution or combined rate filings or applications and other material regulatory matters requiring approval by electricity and utilities regulators, agencies or authorities.

Stakeholder Relationships

24.	Overseeing and receiving reports from management on the Company’s investor relations activities and investor feedback.

25.

Overseeing and approving the Company’s Indigenous Peoples strategy and engagement framework, including with respect to the Company’s partnerships and other significant relationships and engagement with Indigenous Peoples and the adequacy and effectiveness of management’s policies, programs and procedures to enhance long-term relationships of trust and mutual respect with Indigenous Peoples.

26.	Overseeing the Company’s engagement and communications strategies and policies relating to the Company’s customers and other key stakeholders, including shareholders, Indigenous Peoples,

employees, financial analysts, governmental and regulatory authorities, the media and the communities in which the Company operates, as well as processes to ensure the timely, accurate and complete disclosure of material developments impacting the Company.

27.	Receiving reports on the activities of the Company’s independent Ombudsman.

Sustainability, Environment, Health & Safety

28.

Overseeing, reviewing and, where applicable, approving the Company’s strategies and approach relating to sustainability matters including environmental, social, governance, climate change, and health and safety matters.

29.	Reviewing and approving the Company’s annual sustainability report.

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Management & Human Resources

30.	Overseeing the Company’s human resources strategy and plans, including diversity and inclusion policies and practices.

31.	Overseeing and approving the appointment and succession of the Chief Executive Officer and their performance and compensation.

32.	Overseeing, in coordination with the Chief Executive Officer, the process and plans for the appointment, succession and compensation of all other senior management and their performance.

Risk Management

33.

Overseeing and approving the Company’s Enterprise Risk Management framework and programs for identifying, assessing and managing the Company’s principal risks, including, but not limited to, any applicable material environmental and social-related risk, with a view to achieving an appropriate balance between the risks incurred and potential returns and the long-term sustainability of the Company.

34.

Overseeing and assessing the adequacy and effectiveness of programs and processes for identifying, assessing and managing or mitigating the Company’s principal risks and ensuring that primary oversight responsibility for each of the key risks identified in the Enterprise Risk Management framework is assigned to the Board or one of its Committees.

35.	Overseeing the Company’s material cyber security, physical security, data privacy and information technology infrastructure, policies and programs.

Policies

36.	The Board is responsible for reviewing and approving the policies listed on Appendix “A”.

Hydro One Limited | 2023 Management Information Circular 115

APPENDIX A

Appendix A - Policies

1.	Code of Business Conduct;
2.	Whistleblower Policy;
3.	Director Conflict of Interest Policy;
4.	Corporate-Shareholder and Stakeholder Engagement Policy;
5.	Director Compensation, Travel and Expense Policy;
6.	D&O Insurance Policy;
7.	Insider Trading Policy;
8.	Skills Matrix;
9.	Board Diversity Policy;
10.	Majority Voting Policy;
11.	Corporate Disclosure Policy;
12.	Corporate Governance Guidelines;
13.	Mandate of the Ombudsman;
14.	Mandates of the Board and Board Committees;
15.	Position Descriptions for the CEO, the Chair, the Directors and the Committee Chairs;
16.	Environment Policy;
17.	Health & Safety Policy;
18.	Public Safety Policy;
19.	Indigenous Relations Policy;
20.	Audit & Non-Audit Services Pre-Approval Policy;
21.	Policy for Hiring Employees/Former Employees of the External Auditor;
22.	Fraud Risk Assessment Management Program;
23.	Anti-Bribery and Anti-Corruption Policy;
24.	Compensation Recoupment Policy;
25.	Executive Share Ownership Guidelines and Anti-Hedging Policy;
26.	Cash Settled Long-Term Incentive Plan;
27.	Defined Contribution Pension Plan;
28.	Employee Share Purchase Plan;
29.	Long Term Incentive Plan;
30.	Management Deferred Share Unit Plan;
31.	Non-Employee Director Deferred Share Unit Plan; and
32.	Non-Registered Savings Plan.

116 Hydro One Limited | 2023 Management Information Circular

HOW TO CONTACT US

How to Contact Us

Investors	Hydro One Investor Relations	Find the information you need online
483 Bay Street, South Tower, 7th Floor
	Toronto, Ontario, Canada M5G 2P5	Stay current with the latest Hydro One investor information and sign up for email alerts by visiting www.HydroOne.com/ Investor-Relations.
Email: investor.relations@HydroOne.com
Customers	Hydro One Networks Inc.
P.O. Box 5700,
Markham, Ontario, Canada L3R 1C8

Reminder about shareholder mailings

We announce our financial results by media release, and our financial statements and management’s discussion and analysis (MD&A) are available on our website (www.HydroOne.com).

If you are a shareholder and want to receive paper copies of our interim financial statements and related MD&A and/or our annual financial statements and related MD&A in 2023, you must mark the request box at the bottom of your proxy form (registered shareholders) or voting instruction form (beneficial shareholders).

Billing and Service Inquiries:
Tel: 1-888-664-9376
Report an Emergency (24 hours):
Tel: 1-800-434-1235
Shareholders looking	Broadridge Financial Solutions Inc.
for information on	How to Vote:
voting or technical	By phone: 1-800-474-7493 (English) or
support for the virtual	1-800-474-7501 (French)
shareholder meeting	Online: www.proxyvote.com
(enter the control number located
on the voting instruction form)
URL for the virtual shareholder meeting:
www.virtualshareholdermeeting.com/ HRNNF2023
Technical support line: 1-844-986-0822
or 303-562-9302 (International)
Shareholders changes	Computershare Trust Company of Canada
in share registration,	100 University Avenue, 8th floor
address changes,	Toronto, Ontario, Canada M5J 2Y1
dividend information,	Tel: 1-800-564-6253 or 514-982-7555
lost share certificates,	Fax: 1-888-453-0330 or 416-263-9394
estate transfers, or	Email: service@computershare.com
duplicate mailings
Independent directors	Chair of the Board
c/o the Corporate Secretary 483 Bay Street,
South Tower, 8th Floor Reception
Toronto, Ontario, Canada M5G 2P5
Email: CorporateSecretary@HydroOne.com
Executive compensation	Chair of the Human Resources Committee
matters	c/o the Corporate Secretary
483 Bay Street,
South Tower, 8th Floor Reception
Toronto, Ontario, Canada M5G 2P5
Email: CorporateSecretary@HydroOne.com

Hydro One Limited | 2023 Management Information Circular 117